02058798

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.2 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

RECD S.E.C.
SEP 19 2002
1086

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

CCSB Financial Corp.
(Exact Name of Registrant as Specified in Charter)

PROCESSED
SEP 23 2002
P THOMSON FINANCIAL

0001189356
(Registrant's CIK Number)

Exhibit 99.2 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333- 99811
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Liberty, State of Missouri, on September 18, 2002.

CCSB FINANCIAL CORP.

By: ______________________
John R. Davis
President and Chief Executive Officer

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Clay County Savings and Loan Association

and

CCSB Financial Corp.

As Of:
August 23, 2002

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Clay County Savings and Loan Association

and

CCSB Financial Corp.

As Of:
August 23, 2002

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

September 11, 2002

Board of Directors
Clay County Savings and Loan Association
1178 West 152 Highway
Liberty, Missouri 64068

To the Board:

We hereby submit an independent appraisal of the pro forma market value of the to-be-issued stock of CCSB Financial Corp. ("Corporation"), which is the newly formed holding company of Clay County Savings and Loan Association, Liberty, Missouri ("Clay County Savings" or the "Association"), a federally-chartered mutual savings association. Such stock is to be issued in connection with the Association's application to convert to a stock institution and simultaneously form a unitary savings and loan holding company. This appraisal was prepared and provided to the Association in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in market studies, business and strategic plans, stock valuations, conversion and reorganization appraisals, and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Clay County Savings and the material provided by the independent auditor, Michael Trokey & Company, P.C., St. Louis, Missouri, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association's assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Clay County Savings, with the law firm of Luse Goreman Pomerenk & Schick, P.C., Washington, D.C., the Association's conversion counsel, and with Michael Trokey & Company, P.C. Further, we viewed the Association's local economy and primary market area.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation's stock in this reorganization and public offering will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be updated as required and will give consideration to any new developments in the Association's operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation's appraised value in such appraisal update.

It is our opinion that as of August 23, 2002, the pro forma market value or appraised value of the Corporation is $7,400,000 at the midpoint, representing 740,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $6,290,000 to a maximum of $8,510,000, with a maximum, as adjusted, of $9,786,500, representing 629,000 shares, 740,000 shares, 851,000 shares and 978,650 shares at $10.00 per share at the minimum, midpoint, maximum and maximum, as adjusted, respectively.

The pro forma appraised value of CCSB Financial Corp. as of August 23, 2002, is $7,400,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

Keller & Company, Inc.

TABLE OF CONTENTS

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

LIST OF EXHIBITS (cont.)

ALPHABETICAL EXHIBITS **PAGE**

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions, and has prepared this Conversion Valuation Appraisal Report ("Report") to provide the pro forma market value of the to-be-issued common stock of CCSB Financial Corp. (the "Corporation"), a Delaware corporation, formed as a holding company to own all of the to-be-issued shares of common stock of Clay County Savings Bank, Liberty, Missouri, which is the proposed new name of Clay County Savings and Loan Association. As part of the mutual to stock conversion, Clay County Savings and Loan Association will change its name to Clay County Savings Bank. The appraisal will continue to refer to Clay County Savings and Loan Association as "Clay County Savings" or the "Association."

The stock is to be issued in connection with the Association's Application for Approval of Conversion from a federally chartered mutual savings bank to a federally chartered stock savings bank. The Application is being filed with the Office of Thrift Supervision ("OTS") of the Department of the Treasury and the Securities and Exchange Commission ("SEC"). In accordance with the Association's conversion, there will be a simultaneous issuance of all the Association's stock to the Corporation, which will be formed by the Association. Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association's management and the Association's conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled "Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization," in accordance with the OTS application requirements of Regulation §563b and the OTS's Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arms-length transaction. The appraisal assumes the Association is a going concern and that the shares issued by the Corporation in the conversion are sold in non-control blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended September 30, 1997 through 2001, as well as the financial statements for the nine months ended June 30, 2001 and 2002, and discussed them with Clay County Savings' management and with Clay County Savings' independent auditors, Michael Trokey & Company, P.C., St. Louis, Missouri. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation's preliminary Form S-1 and the Association's preliminary Form AC and discussed them with management and with the Association's conversion counsel.

We have visited Clay County Savings' home office and three branch offices and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area of Clay and Platte Counties and analyzed the Association's primary market area relative to Missouri and the United States. We have also examined the competitive market within which Clay County Savings operates, giving consideration to the area's numerous financial institution offices, mortgage banking offices, and credit union offices and other key characteristics, both positive and negative.

We have given consideration to the current market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Clay County Savings to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I. DESCRIPTION OF CLAY COUNTY SAVINGS AND LOAN ASSOCIATION

GENERAL

Clay County Savings and Loan Association was organized in 1922 as a state-chartered mutual savings and loan association with the name Clay County Building and Loan Association and then changed its name to Clay County Savings and Loan Association in 1967. In 1995, Clay County Savings became a federally-chartered mutual savings and loan association. Clay County Savings conducts its business from its main office in Liberty, Missouri and its three branch offices in Liberty, Kearney and Smithville. The Association serves its customers from these four offices. The Association's primary market area is focused on Clay County, where all its offices are located.; however, the market area actually includes Clay and Platte Counties.

Clay County Savings' deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"). The Association is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the "FRB"). Clay County Savings is a member of the Federal Home Loan Bank (the "FHLB") of Des Moines and is regulated by the OTS and by the FDIC. As of June 30, 2002, Clay County Savings had assets of $77,872,000, deposits of $63,669,000 and equity of $6,526,000.

Clay County Savings is a community oriented institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area. Clay County Savings has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, excluding construction loans, which represented 46.1 percent of its loan originations during the fiscal year ended September 30, 2001, and a greater 63.1 percent of its loan originations during the nine months ended June 30, 2002. Construction loan originations represented a strong 16.6 percent and 37.8 percent of total originations for the same respective time periods. At June 30, 2002, 76.9 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, compared to a lesser 74.8 percent at September 30, 2000, with the primary sources of funds being retail deposits from residents in its local communities and FHLB advances. The Association is also an originator of multi-family loans, commercial real estate loans, construction loans, consumer loans and commercial business loans. Consumer loans include home equity loans and lines of credit, automobile loans, loans on savings accounts and other secured and unsecured personal loans.

The Association had $17.1 million, or a moderate 22.0 percent of its assets in cash and investments excluding FHLB stock which totaled $529,100 or 0.5 percent of assets. The Association had $1.9 million or 2.4 percent of its assets in mortgage-backed and related securities. Deposits, FHLB advances and equity have been the primary sources of funds for the Association's lending and investment activities.

The Association's gross amount of stock to be sold in the subscription and community offering will be $7,400,000 or 740,000 shares at $10 per share based on the midpoint of the appraised value of $7.4 million, with net conversion proceeds of $6,875,000 reflecting conversion expenses of approximately $525,000. The actual cash proceeds to the Association will be $3.44 million representing fifty percent of the net conversion proceeds. The ESOP will represent 8.0 percent of the gross shares issued or 59,200 shares at $10 per share, representing $592,000. The Association's net proceeds will be invested in adjustable-rate mortgage loans, construction loans and commercial real estate loans over time and initially invested in short term investments. The Association may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversification into other businesses, or for any other purposes authorized by law. The Corporation will use its fifty percent of the proceeds to fund the ESOP and to invest in short-and intermediate-term securities or deposits.

Clay County Savings has seen a minimal deposit increase over the past five fiscal years with deposits increasing 0.4 percent from September 30, 1997 to September 30, 2001, or an average of 0.1 percent per year. From September 30, 2001, to June 30, 2002, deposits increased by 9.6 percent or 12.8 percent, annualized, compared to a 9.6 percent growth rate in fiscal 2000. The Association has focused on increasing its residential real estate loan and commercial loan activity during the past three years, monitoring its net interest margin and earnings and maintaining its equity to assets ratio. Equity to assets decreased slightly from 8.35 percent of assets at September 30, 1997, to 8.33 percent at September 30, 2001, and then increased slightly to 8.38 percent at June 30, 2002, due primarily to a decrease in assets.

Clay County Savings' primary lending strategy has been to focus on the origination of adjustable-rate and fixed-rate one-to four-family loans, the origination of construction loans, the origination of nonresidential mortgage loans, and the origination of consumer loans, primarily home equity loans.

Clay County Savings' share of one- to four-family mortgage loans has increased modestly, from 74.8 percent of gross loans at September 30, 2000, to 76.9 percent as of June 30, 2002. Commercial real estate loans increased from 3.8 percent to 6.9 percent from September 30, 2000, to June 30, 2002, while construction loans decreased from 16.1 percent to 9.3 percent during the same time period. All types of mortgage loans as a group decreased slightly from 96.2 percent of gross loans at September 30, 2000, to 94.6 percent at June 30, 2002. The decrease in mortgage loans was offset by the Association's increase in consumer loans and commercial business loans. The Association's share of consumer loans witnessed an increase in their share of loans from 3.6 percent at September 30, 2000, to 4.7 percent at June 30, 2002, and the dollar level of consumer loans increased from $2.5 million to $2.6 million due primarily to growth in home equity lines of credit.

Management's internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances and also in recognition of the Association's rising level of higher risk loans. At September 30, 2000, Clay County Savings had $176,000

General (cont.)

in its loan loss allowance or 0.26 percent of gross loans and 31.4 percent of nonperforming assets, which increased to $193,000 and represented a higher 0.35 percent of gross loans and 201.0 percent of nonperforming assets at June 30, 2002.

Interest income from loans and investments has been the basis of earnings with the net interest margin being the key determinant of net earnings. With a dependence on net interest margin for earnings, current management will focus on continuing to strengthen the Association's net interest margin without undertaking excessive credit risk combined with maintaining the Association's interest risk position.

PERFORMANCE OVERVIEW

Clay County Savings' financial position at year end September 30, 1997 through September 30, 2001, and at June 30, 2002, is shown in Exhibits 1 through 4. Exhibit 5 provides selected financial data at September 30, 1997 through 2001 and at June 30, 2002. Clay County Savings has focused on maintaining its asset base and equity level, increasing its interest-earning deposits and investment securities, and increasing retail deposits. The impact of these trends has been a rise in net interest rate spread from 2.76 percent at September 30, 2000, to 2.92 percent at June 30, 2002. Clay County Savings has experienced a modest increase in assets from September 30, 1997 to June 30, 2002, with a similar increase in deposits, a moderate decrease in FHLB advances and modest change in equity over the past five periods.

Clay County Savings witnessed a total increase in assets of $6.5 million or 9.2 percent for the period of September 30, 1997, to September 30, 2001, representing an average annual increase in assets of 2.3 percent. For the year ended September 30, 2001, assets decreased $116,300 or 0.2 percent. For the nine months ended June 30, 2002, the Association's assets increased $223,800 or 0.3 percent. Over the past four fiscal periods, the Association experienced its largest dollar rise in assets of $7.2 million in fiscal year 2000, which represented a strong 10.3 percent increase in assets funded by a rise in FHLB advances of $9.0 million. This increase in assets was succeeded by a $116,000 or 0.1 percent decrease in assets in fiscal year 2001 and then a $224,000 increase or 0.3 percent from September 30, 2001, to June 30, 2002. The strongest rise in assets was $7.2 million or 10.3 percent for the fiscal year ended September 30, 2000.

The Association's net loan portfolio, including mortgage loans and non-mortgage loans, increased from $62.8 million at September 30, 1997, to $53.1 million at June 30, 2002, and represented a total decrease of $9.7 million, or 15.4 percent. The average annual decrease during that period was 3.25 percent. That decrease was primarily the result of higher levels of loan payoffs in fiscal 2001 and the nine months ended June 30, 2002. For the year ended September 30, 1999, loans increased $8.4 million or 12.0 percent. For the nine months ended

June 30, 2002, net loans decreased $6.2 million or 8.0 percent representing 10.7 percent, annualized.

Clay County Savings has pursued obtaining funds through deposits and FHLB advances in accordance with the demand for loans and secondary market activity. The Association's competitive rates for savings in its local market in conjunction with its focus on service and a larger network of offices have been the sources for attracting retail deposits. Deposits increased 0.4 percent from 1997 to 2001, with an average annual rate of increase of 0.1 percent from September 30, 1997, to September 30, 2001. For the nine months ended June 30, 2002, deposits increased by $5.6 million or 9.6 percent, annualized to 12.8 percent. The Association's only fiscal year deposit growth was in 2001, when deposits increased $5.1 million or a relatively strong 9.6 percent. Deposits decreased in 1998, 1999 and 2000. The Association's FHLB advances increased from $6.2 million at September 30, 1997, to $11.9 million at September 30, 2001, and then decreased to $6.9 million at June 30, 2002.

Clay County Savings has been able to increase its equity level each fiscal year from 1997 through 2001 and in the nine months ended June 30, 2002. At September 30, 1997, the Association had equity of $5.9 million representing an 8.35 percent equity to assets ratio and then increasing to $6.5 million at September 30, 2001, but representing a lower 8.33 percent equity to assets ratio due to the Association's growth in assets. At June 30, 2002, equity was a similar $6.5 million but a higher 8.38 percent of assets due to the Association's minimal growth. The overall decrease in the equity to assets ratio from 1997 to 2001 is the result of the Association's modest earnings performance impacted by the Association's growth in assets. The dollar level of equity increased 8.8 percent from September 30, 1997, to September 30, 2001, representing an average annual increase of 2.2 percent and increased 0.9 percent for the nine months ended June 30, 2002, or 1.3 percent, annually.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Clay County Savings, reflecting the Association's income and expense trends. This table provides key income and expense figures in dollars for the fiscal years of 1997 through 2001 and for the nine months ended June 30, 2002.

Clay County Savings witnessed an overall increase in its dollar level of interest income from September 30, 1997, to September 30, 2001, and then a decrease for the nine months ended June 30, 2002, due to the Association's decrease in loans as well as the decrease in interest rates overall. Interest income was $4.7 million in 1997 and a higher $5.6 million in 2001. This trend was a rising trend that continued from 1999. For the nine months ended June 30, 2002, interest income was $3.5 million, compared to a higher $4.2 million for the nine months ended June 30, 2001.

The Association's interest expense experienced a similar trend with an overall increase from fiscal year 1997 to 2001. Interest expense increased $178,000 or 6.3 percent, from 1999 to 2000, compared to a smaller dollar increase in interest income of $118,000 and a smaller 2.4 percent increase, for the same time period. Interest expense then increased $609,000 or 20.1 percent from 2000 to 2001, compared to an increase in interest income of $465,000 or 9.1 percent. Such increase in interest income in 2001, notwithstanding the increase in interest expense, resulted in a modest dollar decrease in annual net interest income of $144,000 or 6.9 percent for the fiscal year ended September 30, 2001, and a moderate decrease in net interest margin. Net interest income decreased from $2,137,000 in 1999, to $2,077,000 in 2000 and to $1,933,000 in 2001. For the nine months ended June 30, 2002, Clay County Savings' actual net interest income was $1,660,000 or $2.2 million, annualized, which was modestly higher than the $1,430,000 for the nine months ended June 30, 2001, or $1.9 million, annualized.

Income and Expense (cont.)

The Association has made provisions for loan losses in each of the past five fiscal years of 1997 through 2001 and also in the nine months ended June 30, 2002. The amounts of those provisions were determined in recognition of the Association's levels of nonperforming assets, charge-offs, repossessed assets, the Association's rise in lending activity, and industry norms. The loan loss provisions were $14,000 in 1997, $11,000 in 1998, $12,000 in 1999 and 2000, $22,000 in 2001 and $3,000 in the nine months ended June 30, 2002. The impact of these loan loss provisions has been to provide Clay County Savings with a general valuation allowance of $193,000 at June 30, 2002, or 0.35 percent of gross loans and 201.0 percent of nonperforming assets.

Total other income or noninterest income indicated a rising trend from fiscal year 1997 through 2001. The higher level of noninterest income was in fiscal year 2001 at $256,000 or 0.33 percent of assets including $112,000 in gains on the sale of loans. The lower level of $113,000 was in 1997, representing 0.16 percent of assets with no gains on the sale of loans. The average noninterest income level for the past five fiscal years was $159,200 or 0.22 percent of average assets. In the nine months ended June 30, 2002, noninterest income was $211,000 or 0.36 percent of assets on an annualized basis. Noninterest income consists primarily of service charges and fees, other income and gains on the sale of loans.

The Association's general and administrative expenses or noninterest expenses increased from $1,526,000 for the fiscal year of 1997 to $2,337,000 for the fiscal year ended September 30, 2001. The largest dollar increase in noninterest expenses was $282,000 from 2000 to 2001. This larger increase in other expenses was due primarily to the Association's opening of a new home office in 2000 and the addition of new staffing combined with the normal rise in overhead expenses. On a percent of average assets basis, operating expenses increased from 2.33 percent of average assets for the fiscal year ended September 30, 1997, to 3.01 percent for the fiscal year ended September 30, 2001. For the nine months ended June

30, 2002, Clay County Savings' ratio of operating expenses to average assets was a slightly lower 2.99 percent.

The net earnings position of Clay County Savings has indicated decreasing earnings from 1997 to 2000, then a loss in the fiscal year ended September 30, 2001, and then profitable performance in the nine months ended June 30, 2002. The annual net income figures for the fiscal years of 1997 to 2000 were $243,000, $218,000, $221,000 and $108,000, respectively, compared to a loss of $112,000 for the fiscal year ended September 30, 2001, representing returns on average assets of 0.37 percent, 0.31 percent, 0.31 percent, 0.15 percent and negative 0.14 percent for fiscal years 1997 through 2001, respectively. For the nine months ended June 30, 2002, net earnings were $81,000, representing an annualized return on average assets of 0.14 percent.

Exhibit 7 provides the Association's normalized earnings or core earnings for the twelve months ended June 30, 2002. The Association's normalized earnings eliminate any nonrecurring income and expense items. There was one adjustment to income to reduce the Association's level of noninterest income due to a one-time gain on the sale of premises of $69,000 before taxes. There were no expense adjustments.

The key performance indicators comprised of selected performance ratios, asset quality ratios and capital ratios are shown in Exhibit 8 to reflect the results of performance. The Association's return on assets decreased from 0.37 percent in 1997 to 0.15 percent in fiscal year 2000 and then to a loss of 0.14 percent in fiscal year 2001. It was a higher but still low level for the nine months ended June 30, 2002, of 0.14 percent, annualized, due primarily to the Association's increase in its net interest margin.

The Association's average net interest rate spread increased from 2.36 percent in 1997 to 2.79 percent in 1999 and then decreased to 2.56 percent in fiscal year 2001. For the nine months ended June 30, 2002, net interest spread increased to 2.92 percent, annualized.

Income and Expense (cont.)

The Association's net interest margin indicated a similar overall trend, increasing from 2.75 percent in 1997 to 3.11 percent in 1999 and then decreasing to 2.64 percent in fiscal year 2001, and then increasing to 3.01 percent for the nine months ended June 30, 2002, annualized. Clay County Savings' average net interest rate spread increased 43 basis points from 1997 to 1999 to 2.79 percent from 2.36 percent in 1997, and then decreased 23 basis points to 2.56 percent in 2001. The Association's net interest margin followed a similar trend, increasing 36 basis points to 3.11 percent in 1999 from 2.75 percent in 1997 and then decreased 47 basis points to 2.64 percent in 2001. For the nine months ended June 30, 2002, Clay County Savings' annualized net interest spread increased 36 basis points to 2.92 percent, and its net interest margin increased 37 basis points to 3.01 percent.

The Association's return on average equity decreased from 1997 to 2001. The return on average equity decreased from 4.19 percent in 1997 to a negative 1.73 percent in fiscal year 2001. For the nine months ended June 30, 2002, return on average equity was a minimal 1.67 percent, annualized, due to the Association's higher noninterest expenses, resulting in lower earnings.

Clay County Savings' ratio of interest-earning assets to interest-bearing liabilities decreased moderately from 108.70 percent at September 30, 1997, to 101.53 percent at September 30, 2001, and then increased to 102.62 percent at June 30, 2002. The Association's lower ratio of interest-earning assets to interest-bearing liabilities is primarily the result of the Association's higher level of fixed assets.

The Association's ratio of noninterest expenses to average assets increased from 2.33 percent in fiscal year 1997 to a higher 3.01 percent in fiscal year 2001, due to increases in normal overhead and the impact of opening a new main office in late 2000. For the nine months ended June 30, 2002, noninterest expenses to assets decreased to 2.99 percent. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the "efficiency ratio." The industry norm is 60.0 percent with the lower the ratio indicating higher efficiency. The Association has been characterized with a lower level of efficiency historically reflected in its higher efficiency ratio, which increased from 80.3 percent in 1997 to 106.8 percent in 2001. The ratio then decreased to 93.2 percent for the nine months ended June 30, 2002.

Earnings performance can be affected by an institution's asset quality position. The ratio of nonperforming assets to total assets is a key indicator of asset quality. Clay County Savings witnessed a decrease in its nonperforming asset ratio from 2000 to 2001, and the ratio decreased from higher than the industry norm to below the industry norm. Nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans, real estate owned and repossessed assets. Clay County Savings' nonperforming assets consisted of just nonaccruing loans at June 30, 2002 and included repossessed assets at September 30, 1997 through 2001. The ratio of nonperforming assets to total assets was 0.41 percent at September 30, 1997, then rising to 0.72 percent at September 30, 2000, and decreased to 0.18 percent at September 30, 2001. At June 30, 2002, Clay County Savings' ratio of nonperforming assets to total assets decreased further to 0.12 percent of assets.

The Association's allowance for loan losses was 0.25 percent of loans at September 30, 1997, and increased to 0.31 percent at September 30, 2001, and then increased to 0.35 percent of loans at June 30, 2002, with the increase due partially to the Association's decrease in loans. As a percentage of nonperforming assets, Clay County Savings' allowance for loan losses was 31.4 percent in 2000 and 135.7 percent in 2001. At June 30, 2002, the ratio increased to 201.0 percent, reflective of a decrease in nonperforming assets.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2001 and for the nine months ended June 30, 2002. In fiscal year 2001, net interest income decreased $144,000, due to an increase in interest income of $465,000 reduced by a $609,000 increase in interest expense. The increase in interest income was due to an increase due to volume of $266,000, accented by an increase due to rate of $191,000 and an increase due to a combination of rate and volume of $8,000. The increase in interest expense was due to an increase due to volume of $350,000 accented by an increase due to a change in rate of $244,000 and an increase due to a combination of rate and volume of $15,000.

For the nine months ended June 30, 2002, compared to the nine months ended June 30, 2001, net interest income increased $231,000 due to a $676,000 decrease in interest income offset by a $907,000 decrease in interest expense. The decrease in interest income was due to a $233,000 decrease due to volume accented by a $358,000 decrease due to rate and an $85,000 decrease due to a combination of rate and volume. The decline in interest expense was the result of a decrease due to volume of $156,000 accented by a decrease due to rate of $679,000 and a decrease to a combination of rate and volume of $72,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended September 30, 2000 and 2001, for the nine months ended June 30, 2001 and 2002, and at June 30, 2002, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Clay County Savings' weighted average yield on its loan portfolio increased 30 basis points from fiscal year 2000 to 2001, from 7.65 percent to 7.95 percent, and then decreased 48 basis point to 7.47 percent for the nine months ended June 30, 2002, compared to a higher 7.98 percent for the nine months ended June 30, 2001. The yield on securities increased 29 basis points from 6.13 percent in 2000 to 6.42 percent in fiscal year 2001 and then decreased 156 basis points to 4.86 percent for the nine months ended June 30, 2002, compared to a higher 6.12 percent for the nine months ended June 30, 2001. The yield on mortgage-backed securities decreased 20 basis points from 6.48 percent in 2000 to 6.28 percent 2001 and then decreased 89 basis points to 5.39 percent for the nine months ended June 30, 2002, compared to 6.42 percent for the nine months ended June 30, 2001. The yield on other interest-earning assets decreased 8 basis points from fiscal year 2000 to 2001, from 3.38 percent to 3.30 percent and then decreased another 221 basis points to 1.09 percent for the nine months ended June 30, 2002, compared to a higher 3.37 percent for the nine months ended June 30, 2001. The combined weighted average yield on all interest-earning assets increased 19 basis points to 7.59 percent from fiscal year 2000 to 2001, reflecting the Association's higher yield on loans. The yield on interest-earning assets for the nine months ended June 30, 2002, was a lower 6.41 percent, compared to a higher 7.62 percent for the nine months ended June 30, 2001.

Clay County Savings' weighted average cost of interest-bearing liabilities increased 39 basis points to 5.03 percent from fiscal year 2000 to 2001, which was greater than the Association's 19 basis point increase in yield, resulting in a decrease in the Association's interest rate spread of 20 basis points from 2.76 percent to 2.56 percent from 2000 to 2001. For the nine months ended June 30, 2002, the Association's cost of funds decreased 172 basis points to 3.49 percent, compared to a 121 basis point decrease in yield on interest-earning assets, resulting in a higher net interest rate spread by 51 basis points to 2.92 percent compared to 2.41 percent for the nine months ended June 30, 2001. The Association's net interest margin decreased from 3.01 percent in fiscal year 2000 to 2.64 percent in fiscal year 2001. The Association's net interest margin for the nine months ended June 30, 2002, increased to 3.01 percent compared to a lower 2.58 percent for the nine months ended June 30, 2001. The Association's yield on earning assets decreased 48 basis points to 5.93 percent at June 30, 2002, compared to 6.41 percent for the nine months ended June 30, 2002. The Association's cost of funds decreased 106 basis points to 2.43 percent at June 30, 2002, compared to 3.49 percent for the nine months ended June 30, 2002. The resultant net interest rate spread increased 58 basis points to 3.50 percent at June 30, 2002, compared to 2.92 percent for the nine months ended June 30, 2002.

INTEREST RATE SENSITIVITY

Clay County Savings has closely monitored its interest rate sensitivity position and focused on maintaining a reasonable level of rate sensitive assets. Clay County Savings has recognized the thrift industry's historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value ("NPV") as a result of significant fluctuations in interest rates, specifically rising rates. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative liabilities commonly referred to as an institution's "gap." The larger an institution's gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in NPV or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps during the late 1990's and early 2000's to reduce their gap position. This frequently results in a decline in the institution's net interest margin and overall earnings performance. Clay County Savings has responded to the interest rate sensitivity issue by originating and retaining adjustable-rate mortgage loans, short term consumer loans and, more recently, maintaining a higher available-for-sale investment portfolio.

The Association measures its interest rate risk through the use of the calculation of its NPV of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheet contracts. The NPV for the Association is calculated on a quarterly basis, by the OTS, as well as the change in the NPV for the Association under rising and falling interest rates. Such changes in NPV under changing rates is reflective of the Association's interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Association's NPV as of June 30, 2002, and the change in the Association's NPV under rising and declining interest rates. Such calculations are provided by the OTS, and the focus of this exposure table is a 200 basis points change in interest rates either up or down to reflect the Association's post shock NPV ratio as defined by OTS, which is a 200 basis point rise in rates for Clay County Savings.

The Association's change in its NPV at June 30, 2002, based on a rise in interest rates of 200 basis points was an 8.0 percent decrease, representing a dollar decrease in equity value of $800,000. In contrast, based on a decline in interest rates of 200 basis points, the Association's NPV was not measurable due to currently low interest rates. The Association's change in its NPV decreases to a 3.0 percent decrease under a 100 basis point instantaneous rise in rates, and the NPV is estimated to show no change, based on a 100 basis point decrease in rates.

The Association's post shock NPV ratio is 11.30 percent based on a 200 basis point rise in rates and is not measurable based on a 200 basis point decrease in rates. The Association's sensitivity measure is a negative 77 basis points based on a 200 basis point instantaneous increase in rates. The Association's interest rate risk level is a minimal risk position due primarily to the Association's predominance of adjustable-rate residential mortgage loans.

Due to Clay County Savings' recognition of the need to control its interest rate exposure, the Association will continue to focus on the origination and retention of adjustable-rate residential and nonresidential mortgage loans and will continue the sale of its fixed-rate mortgage loans.

LENDING ACTIVITIES

Clay County Savings has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, nonresidential mortgage loans, construction loans and consumer loans. Exhibit 12 provides a summary of Clay County Savings' loan portfolio, by loan type, at September 30, 2000 and 2001, and at June 30, 2002.

Residential loans secured by one- to four-family dwellings was the primary loan type representing 76.9 percent of the Association's gross loans as of June 30, 2002. This share has seen a modest decrease from 74.8 percent at September 30, 2000. The second largest real estate loan type as of June 30, 2002, was construction and development loans, which comprised a moderate 9.3 percent of gross loans compared to 16.1 percent as of September 30, 2000. The third key real estate loan type was commercial real estate loans, which represented 6.9 percent of gross loans as of June 30, 2002, compared to a lower 3.8 percent at September 30, 2000. These three real estate loan categories represented a strong 93.1 percent of gross loans at June 30, 2002, compared to a larger 94.7 percent of gross loans at September 30, 2000.

Commercial business loans represent a modest loan category for Clay County Savings. Commercial business loans totaled $382,000 and represented 0.7 percent of gross loans at June 30, 2002, compared to a lesser 0.2 at September 30, 2000. The Association has been more involved in providing business lines of credit in 2002.

The consumer loan category was the remaining loan type at June 30, 2002, and represented a modest 4.7 percent of gross loans compared to 3.6 percent at September 30, 2000. Consumer loans were the fourth largest overall loan type, at June 30, 2002, and also at September 30, 2000. The Association originates home equity loans including home equity lines of credit, automobile loans, savings account loans and secured and unsecured personal loans. The overall mix of loans has witnessed modest changes from fiscal year-end 2000 to June 30, 2002, with the Association having decreased its share of construction loans to offset its increases in one- to four-family loans, commercial real estate loans and consumer loans, primarily comprised of home equity loans.

Lending Activities (cont.)

The emphasis of Clay County Savings' lending activity is the origination of conventional mortgage loans secured by one- to four-family residences. Such residences are located in Clay County Savings' primary market area, which includes Clay and Platte Counties. The Association's lending market also extends into the surrounding counties. At June 30, 2002, 76.9 percent of Clay County Savings' gross loans consisted of loans secured by one- to four-family residential properties.

The Association offers several types of adjustable-rate mortgage loans, ("ARMs") with adjustment periods of one year, three years and seven years. The interest rates on ARMs are generally indexed to the one-year Treasury constant maturity index. ARMs have a maximum rate adjustment of 2.0 percent at each adjustment period and 5.0 percent for the life of the loan. Rate adjustments are computed by adding a stated margin to the index. The Association retains all ARMs which it originates. The majority of ARMs have terms of 15 to 25 years with a maximum term of 30 years.

The Association currently offers adjustable-rate mortgage loans with discounted or teaser rates at rates below those which would prevail under normal computations based upon a determination of market factors and competitive rates in the market. On such discounted loans, the borrower is qualified at both the initial rate and the fully-indexed rate. The Association's adjustable-rate mortgage loans are normally originated in conformity with Freddie Mac guidelines, even though such loans are retained in the portfolio.

The Association's one- to four-family mortgage loans remain outstanding for shorter periods than their contractual terms, because borrowers have the right to refinance or prepay. These mortgage loans contain "due on sale" clauses which permit the Association to accelerate the indebtedness of the loan upon transfer of ownership of the mortgage property.

The Association's other key mortgage loan product is a fixed-rate mortgage loan with most of Clay County Savings' new fixed-rate mortgage loans being sold in the secondary market. The Association has historically retained most of its fixed-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years. The Association's fixed-rate mortgage loans conform to Freddie Mac underwriting standards. The Association retains all servicing on loans sold.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 85 percent at Clay County Savings, even though the Association is permitted to make loans up to a 95 percent loan-to-value ratio if the loan amount is $275,000 or less and 90 percent if the loan amount is $350,000 or less. The Association does make loans up to 95 percent of loan-to-value but does require credit life insurance for the amount in excess of the 85.0 percent loan-to-value ratio. Mortgage loans originated by the Association include due-on-sale clauses enabling the Association to adjust rates on fixed-rate loans in the event the borrower transfers ownership.

Clay County Savings has also been an originator of commercial real estate loans and multi-family loans in the past. The Association will continue to make multi-family and commercial real estate loans. The Association had a total of $4.6 million in commercial real estate and multi-family loans at June 30, 2002, or 8.4 percent of gross loans, compared to $3.6 million or 5.3 percent of gross loans at September 30, 2000. The major portion of commercial real estate loans are secured by small retail establishments, warehouses, local churches, small office buildings, and other commercial properties. Most of the multi-family and commercial real estate loans are fully amortizing with a term of up to 25 years. The maximum loan-to-value ratio is normally 80 percent except for cash out refinancings, which are limited to 75.0 percent of the appraised value.

The Association also originates construction loans to area home builders or individuals for the construction of single-family homes. The Association originates speculative construction loans as well as custom construction loans for homes in contract. The Association had $5.1 million or 9.3 percent of gross loans in construction loans secured by one- to four-family residences. Construction loans normally have a term of twelve months with a fixed interest rate for the term of the loan and a loan-to-value ratio of no more than 85.0 percent. The Association will originate construction loans for a loan-to-value ratio of up to 89.0 percent. The Association also originates land development loans to area homebuilders secured by improved or unimproved building lots. Land loans normally have prime-based variable interest rates with terms of up to two years. The maximum loan-to-value ratio is 70.0 percent. The Association had no land development loans at June 30, 2002.

Clay County Savings has also been involved in consumer lending. Consumer loans originated consist primarily of home equity loans and lines of credit, which represented a total of $1.6 million or 61.6 percent of consumer loans at June 30, 2002, up from $1.1 million or 43.6 percent of consumer loans at September 30, 2000. Total consumer loans were $2.6 million or 4.7 percent of gross loans at June 30, 2002, and a lesser $2.5 million or 3.6 percent of gross loans at September 30, 2000. Clay County Savings began to make home equity lines of credit in February 2002. Clay County Savings offers home equity loans and lines of credit up to $150,000 with a maximum loan-to-value ratio of 89.0 percent. These loans have a term of five years with rates generally tied to the current prime rate.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Clay County Savings' fixed- and adjustable-rate loans, indicating a majority of adjustable-rate loans. At June 30, 2002, 53.8 percent of the Association's loans due after June 30, 2003, were adjustable-rate and 46.2 percent were fixed-rate. The Association has a higher 40.2 percent of its loans at June 30, 2002, due in one year or less with another 26.5 percent due in one to three years.

As indicated in Exhibit 14, Clay County Savings experienced a minimal change in its one-to four-family loan originations and total loan originations from fiscal year 2000 to 2001. Total loan originations in fiscal year 2001 were $25.9 million compared to $28.9 million in fiscal year 2000, reflective of a lower level of construction loans partially offset by a higher level of one- to four-family loans. The decrease in construction loan originations from 2000 to 2001 of $3.6 million constituted 120.0 percent of the $3.0 million aggregate decrease in total loan originations from 2000 to 2001, with one- to four-family loans increasing $1.2 million and commercial real estate loans decreasing $864,000. Consumer and commercial business loans combined increased $521,000 from 2000 to 2001. Loan originations for the nine months ended June 30, 2002, were $32.0 million, representing a stronger $42.7 million on an annualized basis, indicating a strong rise in loan origination activity. Loan originations on one- to four-family residences represented 37.1 percent of total loan originations in fiscal year 2000, and 46.1 percent in fiscal year 2001. One- to four-family loan originations increased to 63.1 percent of total loan originations for the nine months ended June 30, 2002, with the sale of one- to four-family loans also increasing. Consumer loans represented 8.6 percent of total loan originations in 2000 and a larger 10.2 percent in 2001. For the nine months ended June 30, 2002, these loans represented a similar 9.3 percent of total originations. Construction loans represented a strong 46.3 percent of total loan originations in 2000 and a lesser 37.8 percent in 2001. For the nine months ended June 30, 2002, construction loans represented a smaller 16.6 percent of total loan originations.

Overall, loan originations exceeded principal payments, loans sales, loan repayments and other deductions in fiscal 2000 by $6.9 million and then fell short of reductions by $4.8 million in 2001. For the nine months ended June 30, 2002, loan originations were less than total reductions by $6.2 million with total loan sales representing $7.3 million.

NONPERFORMING ASSETS

Clay County Savings understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions throughout many regions of the country. A number of financial institutions have been confronted with rapid increases in their levels of nonperforming assets and have been forced to recognize significant losses, setting aside major valuation allowances. A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Clay County Savings has not been faced with such problems in the past and has made a concerted effort to control its nonperforming assets, recognizing the depressed nature of its local economy, and has been successful.

Exhibit 15 provides a summary of Clay County Savings' delinquent loans at September 30, 2000 and 2001, and at June 30, 2002, indicating a decrease in delinquent loans since September 30, 2000. The Association had $96,000 or 0.16 percent of gross loans delinquent 90 days or more at June 30, 2002, with all of them single family loans. Loans delinquent 60 to 89 days totaled only $13,000 at June 30, 2002, or 0.02 percent of gross loans with all of them consumer loans. At June 30, 2002, delinquent loans of 60 days or more totaled $109,000 or 0.18 percent of gross loans compared to a much higher $436,000 or 0.68 percent of gross loans at September 30, 2000.

Clay County Savings' board reviews most loans delinquent 30 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 15 days, the Association sends the borrower a late payment notice. The Association then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 30 days and 60 days of delinquency. When the loan becomes delinquent at least 90 days, the Association will normally commence foreclosure proceedings. The Association does not normally accrue interest on loans past due 90 days or more unless the loan is adequately collateralized and in the process of collection.

Nonperforming Assets (cont.)

Most loans delinquent 90 days or more are placed on a nonaccrual status, and at that point in time the Association pursues foreclosure procedures.

Exhibit 16 provides a summary of Clay County Savings' nonperforming assets at June 30, 2002, and at September 30, 2000 and 2001. Nonperforming assets normally consist of loans 90 days or more past due, nonaccruing loans and repossessed assets. The Association had no loans 90 days or more past due and no repossessed assets at June 30, 2002. The Association has recently carried a modest level of nonperforming assets. Clay County Savings' level of nonperforming assets ranged from a high dollar amount of $561,000 or 0.72 percent of total assets at September 30, 2000, to a low dollar amount of $96,000 or 0.12 percent of assets at June 30, 2002. The Association's nonperforming assets totaled $140,000 at September 30, 2001, representing 0.18 percent of assets.

Clay County Savings' level of nonperforming assets was similar to its level of classified assets. The Association's level of classified assets was $98,000 or 0.13 percent of assets at June 30, 2002 (reference Exhibit 17). The Association's classified assets consisted of $98,000 in substandard assets, with none classified as doubtful or loss.

Exhibit 18 shows Clay County Savings' allowance for loan losses at June 30, 2002, and for fiscal years ended 2000 and 2001, indicating the activity and the resultant balances. Clay County Savings has witnessed a modest increase in its balance of allowance for loan losses from $176,000 at September 30, 2000 to $190,000 at September 30, 2001. The balance in allowance for loan losses then increased further to $193,000 at June 30, 2002, with provisions of $12,000 in 2000, $21,000 in fiscal 2001, and $3,000 in the first nine months ended June 30, 2002. The Association had net charge-offs of $29,000 in fiscal 2000, $7,000 in fiscal 2001, and zero for the nine months ended June 30, 2002. The Association's ratio of allowance for loan losses to gross loans was 0.26 percent at September 30, 2000, and a slightly higher 0.30 percent at September 30, 2001, due to a decrease in gross loans. The allowance for loan losses to gross loans increased to 0.35 percent of loans at June 30, 2002, due primarily to the Association's continued decrease in loans. Allowance for loan losses to nonperforming assets was 31.4 percent at September 30, 2000, and a higher 201.0 percent at June 30, 2002, reflecting the decrease in nonperforming assets.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of federal agency obligations, municipal securities and equity securities. Exhibit 19 provides a summary of Clay County Savings' investment portfolio at September 30, 2000 and 2001, and at June 30, 2002, including FHLB stock. The exhibit also provides a summary of the Association's mortgage-backed securities, all of which are available-for-sale. Investment securities totaled $8.1 million at June 30, 2002, compared to $7.4 million at September 30, 2001, and $5.2 million at September 30, 2000, with all of the securities available-for-sale, except $16,000 in municipal securities. The primary component of investment securities at June 30, 2002, was federal agency obligations, representing 75.7 percent of investments, including FHLB stock compared to 83.0 percent at September 30, 2000. The Association also had interest-bearing deposits totaling $9.2 million at June 30, 2002, and a lesser $1.3 million at September 30, 2000. The Association had $963,000 in FHLB stock at June 30, 2002, and a lesser $860,000 at September 30, 2000. The Association had $1.9 million in mortgage-backed securities at June 30, 2002, and a lesser $1.5 million at September 30, 2000. The weighted average yield on investment securities was 4.80 percent at June 30, 2002.

DEPOSIT ACTIVITIES

The change in the mix of deposits and certificates by rate from September 30, 2000, to June 30, 2002, is provided in Exhibit 20. There has been a moderate change in both total deposits and in the deposit mix during this period. Total average deposits have increased from $53.0 million at September 30, 2000, to $62.9 million at June 30, 2002, representing an increase of $9.9 million or 18.7 percent. Certificates of deposit have increased from $36.0 million at September 30, 2000, to $38.0 million at June 30, 2002, representing an increase of $2.0 million, while savings, NOW, MMDA and noninterest-bearing accounts have increased $7.8 million from $17.1 million at September 30, 2000, to $24.9 million at June 30, 2002.

Certificates of deposit witnessed a decrease in their share of average deposits, declining from a higher 67.8 percent of deposits at September 30, 2000, to a lower but more normal 60.4 percent of deposits at June 30, 2002. The major component of certificates at June 30, 2002, had rates between 2.01 percent and 3.00 percent and represented 34.5 percent of certificates. At September 30, 2000, the major component of certificates was the 5.01 percent to 6.00 percent category with a much stronger 73.7 percent of certificates. The category witnessing the strongest growth from September 30, 2000, to June 30, 2002, was certificates with rates between 2.01 percent and 3.0 percent, which increased $12.6 million during this time period. The category witnessing the largest decrease from September 30, 2000, to June 30, 2002, was certificates with rates between 5.01 percent and 6.00 percent, which declined $21.4 million.

Exhibit 21 provides a breakdown of certificates by maturity as of June 30, 2002. A strong 78.4 percent of the Association's certificates of deposit mature in one year or less. The largest category of certificates based on interest rate was certificates with rates from 2.01 percent to 3.0 percent, totaling $12.6 million, representing 34.7 percent of certificates.

Exhibit 22 shows the Association's deposit activity for the two years ended September 30, 2000 and 2001, and for the nine months ended June 30, 2001 and 2002. Excluding interest credited, Clay County Savings experienced net increases in deposits in fiscal year 2001 and for the nine months ended June 30, 2001 and 2002. In fiscal year 2000, there was a net decrease in deposits of $3.8 million. Including interest credited, there was a net increase in deposits in each of the periods except fiscal year 2000. In fiscal year 2000, a net decrease in deposits of $1.8 million resulted in a 3.2 percent decrease in deposits, including interest credited; and in 2001, there was a net increase in deposits of $5.1 million or 9.6 percent. For the nine months ended June 30, 2002, a net increase in deposits of $5.6 million produced a net rise of 9.6 percent, or 12.9 percent, annualized.

BORROWINGS

Clay County Savings has made regular use of FHLB advances from September 30, 1997 to June 30, 2002. The Association had $6.9 million in FHLB advances at June 30, 2002, with an average rate of 5.97 percent compared to a larger $17.2 million at September 30, 2000, with an average rate of 6.66 percent. FHLB advances represented 8.9 percent of assets at June 30, 2002, compared to a much higher 22.1 percent at September 30, 2000 (reference Exhibit 23).

SUBSIDIARIES

Clay County Savings had no wholly-owned subsidiary at June 30, 2002.

OFFICE PROPERTIES

Clay County Savings had four full service offices at June 30, 2002, located in Liberty, Kearney and Smithville (reference Exhibit 24). The Association has two offices in Liberty, its home office and a branch office. Clay County Savings owns all of its offices. The Association's net investment in its office premises totaled $3.9 million or 5.0 percent of assets at June 30, 2002, and the Association's investment in fixed assets was $4.4 million or 5.6 percent of assets at June 30, 2002.

MANAGEMENT

The President, Chief Executive Officer, and Managing Officer of Clay County Savings is John R. Davis, who is also a director. Mr. Davis joined the Association in 1981, serving the Association in various capacities. He served the Association as a loan officer from 1973 to December 1985. He became President and Chief Executive Officer of the Association in 1986 and was appointed a director in 1992. Mario Usera is Executive Vice President, Chief Financial Officer and a director. He joined the Association in 1997 as Vice President and became Executive Vice President in 1999. He was appointed a director in 2002. Deborah A. Jones is Senior Vice President, Secretary and Treasurer. She joined the Association in 1979 and became Vice President and Treasurer in 1989. She became Secretary in 1999 and became Senior Vice President in 2001. Debra S. Coltman has been employed at the Association since 1974. She became Vice President/Lending in 1978 and became Senior Vice President and Chief Lending Officer in 2001 (reference Exhibit 25).

II. DESCRIPTION OF PRIMARY MARKET AREA

Clay County Savings' retail market area encompasses all of Clay County and Platte County, Missouri ("market area") where the Association's offices are located. The Association has four offices, all in Clay County, with two located in Liberty and one each in Smithville and Kearney.

Exhibit 26 provides a summary of key demographic data and trends for the market area, Liberty City, Clay and Platte Counties, Missouri and the United States. Overall, from 1990 to 2000, population increased in all areas. The population increased by 22.0 percent in the market area, by 28.8 percent in Liberty City, 19.9 percent in Clay County, 27.5 percent in Platte County, 9.3 percent in Missouri and 13.2 percent in the United States. Future population projections indicate that population will continue to increase in all areas from 2000 through the year 2006. The market area's population is projected to increase by 12.3 percent with the populations of Liberty City, Clay County, Platte County, Missouri and the United States projected to increase by 13.4 percent, 11.5 percent, 14.3 percent, 4.8 percent and 7.4 percent, respectively.

Consistent with its modestly rising trend in population, the market area witnessed an increase in households (families) of 25.5 percent from 1990 to 2000. During that same time period, the number of households increased in Liberty City by 32.9 percent, in Clay County by 23.0 percent, in Platte County by 32.4 percent, in Missouri by 11.9 percent and in the United States by 14.7 percent. From 2000 through the year 2006, the market area's households are projected to continue to increase by 13.8 percent, while the number of households are expected to increase by 15.9 percent in Liberty City, 12.8 percent in Clay County, 16.3 percent in Platte County, 6.3 percent in Missouri and by 7.8 percent in the United States.

In 1990, the per capita income in the market area, Liberty City and Clay and Platte Counties was higher than the per capita income in Missouri and the United States. The market area had a 1990 per capita income of $15,744, Liberty City, Clay County, Platte County, Missouri and the United States had 1990 per capita income levels of $15,873, $15,369,

$16,737, $12,989 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas, with Platte County having the greatest percent increase to the highest level of per capita income. The market area's per capita income increased from 1990 to 2000 by 52.6 percent to $24,024. Per capita income increased by 47.5 percent in Liberty City to $23,415, by 50.6 percent in Clay County to $23,144, by 57.5 percent in Platte County to $26,356, by 53.5 percent in Missouri to $19,936 and by 49.7 percent to $21,587 in the United States.

The 1990 median household income of $35,412 in the market area was higher than the median household income in Missouri at $26,362 and the United States at $30,056. Liberty City had a 1990 median household income of $36,388, which was higher than Clay County's median household income of $34,370, but lower than Platte County's median household income of $38,173. Missouri's median household income was $26,362 and the United States' median household income was $30,056. From 1990 to 2000, median household income increased in all areas, with Platte County indicating the highest rate of increase and the United States the lowest. Median household income increased by 42.3 percent to $50,403 in the market area, by 45.0 percent to $52,745 in Liberty City, by 40.7 percent to $48,347 in Clay County, by 46.3 percent to $55,849 in Platte County, compared to a 43.9 percent increase to $37,934 in Missouri and a 39.7 percent increase to $41,994 in the United States. From 2000 to 2006, median household income is projected to increase by 17.1 percent in the market area, by 21.2 percent in Liberty City, by 17.3 percent in Clay County, by 16.8 percent in Platte County, while increasing by 17.8 percent in Missouri and 11.6 percent in the United States. Based on those rates of increase, by 2006, median household income is expected to be $59,026 in the market area, $63,912 in Liberty City, $56,691 in Clay County, $65,214 in Platte County, $44,678 in Missouri, and $46,870 in the United States.

Exhibit 27 provides a summary of key housing data for the market area, Liberty City, Clay and Platte Counties, Missouri and the United States. In 1990, the market area had a rate of owner-occupancy of 66.8 percent, lower than Missouri at 68.8 percent but higher than the United States at 64.2 percent, with Liberty City at 68.6 percent, Clay County at 67.5 percent and Platte County at 65.1 percent. As a result, the market area supported a rate of renter-occupied housing of 33.2 percent, while renter-occupied housing was 31.4 percent in Liberty City, 32.5 percent in Clay County and 34.9 percent in Platte County, compared to 31.2 percent for Missouri and 35.8 percent for the United States. In 2000, owner-occupied housing increased in all the areas to 69.7 percent, 73.5 percent, 70.7 percent, 67.5 percent, 70.3 percent and 66.2 percent in the market area, Liberty City, Clay County, Platte County, Missouri and the United States, respectively. Conversely, the renter-occupied rates decreased in all areas to levels of 30.3 percent, 26.5 percent, 29.3 percent, 32.5 percent, 29.7 percent and 33.8 percent in the market area, Liberty City, Clay County, Platte County, Missouri and the United States, respectively.

The market area's 1990 median housing value of $68,652 was based on $68,200 in Clay County and $80,800 in Platte County, with all but Platte County being lower than the United States' median housing value of $79,098. Liberty City's 1990 median housing value was $76,600 and Missouri's median housing value was $59,300. The 1990 average median rent of the market area was $432 which surpasses the median rent of all but Platte County at $443. Liberty City had median rent of $418, while Clay County, Missouri and the United States had median rent levels of $429, $368 and $374, respectively. In 2000, median housing values had risen, with Platte County having the highest level of $126,700 and Missouri having the lowest at $89,900. The market area had a 2000 median housing value of $110,873 with Liberty City at $121,600, Clay County at $104,900 and the United States at a higher $119,600. Median rent levels had also risen, with Platte County continuing to have the highest level. The 2000 median rent levels were $593, $551, $576, $640 $484 and $602 in the market area, Liberty City, Clay County, Platte County, Missouri and the United States, respectively.

In 1990, the major source of employment for the market area by industry group, based on number of employees, was the services industry at 32.5 percent. The services industry was responsible for 38.9 percent of jobs in Liberty City, 32.3 percent in Clay County, 33.1 percent

Description of Primary Market Area (cont.)

in Platte County, 35.9 percent in Missouri and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail trade group was the second major employer in the market area at 23.3 percent and also the second leading employer at 20.8 percent in Liberty City, in Clay County at 24.1 percent, and in Platte County at 21.0 percent. In Missouri and the United States, the wholesale/retail trade group was also the second major employer with 21.7 percent and 27.5 percent, respectively. The manufacturing group was the third major overall employer in the market area at 16.2 percent and represented 17.5 percent of employment in Liberty City, and 17.2 percent in Clay County. In Platte County, the transportation/utilities group was the third largest employer at 16.8 percent. In Missouri and the United States, the manufacturing group was also the third major employer, responsible for 18.6 percent and 19.2 percent, respectively. The construction group, finance, insurance and real estate group, transportation/utilities group, and the agriculture/mining groups combined to provide 28.1 percent of employment in the market area, 22.8 percent of employment in Liberty City, 26.4 percent of employment in Clay County, 23.8 percent of employment in Missouri and 19.3 percent in the United States. In Platte County, the agriculture/mining, construction, manufacturing, and finance, insurance/ real estate group provided 29.1 percent of employment.

In 2000, the services industry, wholesale/retail trade industry and manufacturing industry provided the first, second and third highest levels of employment, respectively, for all but Platte County, where the services industry, wholesale/retail trade and transportation/utilities industries provided first, second and third highest levels of employment. The services industry accounted for 42.9 percent, 46.6 percent, 42.9 percent, 43.0 percent, 45.3 percent and 46.7 percent in the market area, Liberty City, Clay County, Platte County, Missouri and the United States, respectively. The wholesale/retail trade industry provided for 17.2 percent, 16.0 percent, 17.4 percent, 16.1 percent, 15.6 percent and 15.3 percent in the same respective areas. Manufacturing provided 11.7 percent, 11.0 percent, 12.0 percent, 14.8 percent and 14.1 percent of employment in the market area, Liberty City, Clay County, Missouri and the United States, respectively. The transportation/utilities trade industry provided 10.3 percent, or the third highest level of employment in 2000 in Platte County.

Description of Primary Market Area (cont.)

The market area's major employers were mostly in the services sector. The two largest employers in the market area are the Hallmark Distribution Center and Liberty Hospital.

Employer	Employees	Product/Service
Hallmark Distribution Center	1,486	Cards/gifts/misc.
Liberty Hospital	1,403	Health care
Liberty School District	760	Education
Clay County	482	Government
William Jewell College	425	Education
Banta Publications	410	Publishing
Price Chopper	405	Retail

The unemployment rate is another key economic indicator. Exhibit 29 shows the unemployment rates in the market area, Clay and Platte Counties, Missouri and the United States in 1997 through June 2002. The market area and both its counties have been characterized by lower unemployment rates than both Missouri and the United States. In 1997, Clay County had an unemployment rate of 2.9 percent, and Platte County had a lower unemployment rate of 2.6 percent compared to unemployment rates of 4.2 percent in Missouri and 4.5 percent in the United States. The market area's unemployment rate decreased in 1998 to 2.6 percent. Platte County's rate decreased to 2.5 percent, Clay County's decreased to 2.7 percent, compared to 4.2 percent again in Missouri and a lower 4.2 percent in the United States. In 1999, the market area again decreased its rate of unemployment to 2.2 percent, as Clay County's unemployment decreased to 2.4 percent and Platte County's unemployment decreased to 2.0 percent. Missouri decreased to 3.4 percent, and the United States decreased to 4.0 percent. In 2001, all areas had increases in their unemployment rates. Clay and Platte Counties' unemployment rates increased to 3.1 percent and 2.8 percent, respectively, and the unemployment rates in Missouri and the United States increased to 4.7 percent and 4.8 percent, respectively. By June 2002, the unemployment rate increased to 4.0 percent in the market area, Clay and Platte Counties, increased to 5.4 percent in Missouri and increased to 6.0 percent in the United States.

Description of Primary Market Area (cont.)

The market area is characterized by a higher than average level of income when compared to Missouri and the United States and a level of housing value higher than Missouri but lower than the United States. In addition, unemployment rates in Clay and Platte Counties have been consistently lower than Missouri and national unemployment rates. Both Clay and Platte Counties' unemployment rates have decreased until recent, when all unemployment rates have increased. Both the market area counties' unemployment rates have been lower than Missouri's unemployment rates. In both the 1990 and the 2000 Census, the market area's strongest employment categories were the services industry, the wholesale/retail trade industry and the manufacturing industry.

Exhibit 30 provides deposit data for banks and thrifts in the market area. Clay County Savings' deposit base in the market area was $60.0 million or an 11.6 percent share of the $500.0 million total thrift deposits but only a 2.1 percent share of the total deposits, which were $2.7 billion as of June 30, 2001. It is evident from the size of the thrift deposits and bank deposits that the market area has a moderate deposit base, with Clay County Savings having a modest level of market penetration for thrift deposits and a small share of market penetration of total deposits.

Exhibit 31 provides interest rate data for each quarter for the years 1999 through 2001 and for the first two quarters of 2002. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a rising trend in 1999 and 2000 and then a rapidly decreasing trend in 2001. This decreasing trend continued into the second quarter of 2002 with prime now at 4.75 percent, its lowest level during the past four years.

Description of Primary Market Area (cont.)

SUMMARY

To summarize, the market area represents an area with rising population and household trends during the 1990s and early 2000s. Such growth is projected to continue through 2006. The market area displayed a slightly higher per capita income and median household income than both Missouri and the United States. In 1990, the median rent level of the market area was higher than Missouri's median rent and the United States. By 2000, the median rent level of the market area was still higher than Missouri's median rent but less than the United States. In 1990, the market area's median housing value was higher than Missouri's but lower than in the United States, and in 2000, the market area's median housing value was again higher than Missouri's median housing value but below the United States. The market area has had a modestly lower unemployment rate when compared to both Missouri and the United States. Finally, the market area is a very competitive financial institution market dominated by banks, with a moderate presence of thrifts, and a total market deposit base for banks and thrifts in the market area that is $2.7 billion in deposits.

III. COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the "comparable group." This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation's pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Midwest region and in Missouri.

Exhibits 31 and 32 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 272 publicly-traded, FDIC-insured thrifts in the United States ("all thrifts"), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 31 and 32 also subclassify all thrifts by region, including the 107 publicly-traded Midwest thrifts ("Midwest thrifts") and the 8 publicly-traded thrifts in Missouri ("Missouri thrifts"), and by trading exchange. Exhibit 33 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between June 30, 2001, and August 23, 2002.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Clay County Savings as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift

Introduction (cont.)

institution's operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Clay County Savings' basic operation.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. The following thrift institutions were potential comparable group candidates but had to be eliminated due to their involvement in a merger/acquisition.

Institution	State
PFSB Bancorp.	Missouri
Prestige Bancorp	Pennsylvania
USABancshares.com, Inc.	Pennsylvania

There is are no pending merger/acquisition transaction involving thrift institutions in Clay County Savings' city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 43 publicly-traded mutual holding companies as well as between those 43 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion, it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 35 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 43 publicly-traded, FDIC-insured mutual holding companies in the United States. The following thrift institutions were potential comparable group candidates, but were not considered due to their mutual holding company form:

Institution	State
Mid-Southern Savings Bank (MHC)	Indiana
Webster City Fed. Bancorp, MHC	Iowa
Jacksonville Savings Bank, MHC	Missouri
Liberty Savings Bank (MHC)	Missouri
Wayne Savings Bancshares, MHC	Ohio
Eureka Bank (MHC)	Pennsylvania
Skibo Financial Corp.	Pennsylvania
Jefferson FSLA (MHC)	Tennessee

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ), or on the OTC Bulletin Board or in the Pink Sheets. Such a listing indicates that an institution's stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 315 publicly-traded, FDIC-insured institutions, including 43 mutual holding companies, 15 are traded on the New York Stock Exchange, 22 are traded on the American Stock Exchange, 216 are traded on NASDAQ, 56 are listed on the OTC Bulletin Board and 6 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering ("IPO") date, which must be at least four quarterly periods prior to the trading date of August 23, 2002, used in this report, in order to insure at least four consecutive quarters of reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2001.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Clay County Savings, including the New England, western, southwestern and southeastern states.

Geographic Location (cont.)

The geographic location parameter consists of Missouri and its surrounding states of Iowa, Illinois, Kentucky, Tennessee, Arkansas, Oklahoma, Kansas and Nebraska, as well as the states of Indiana, Ohio and Wisconsin, for a total of eleven states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $300 million or less, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to Clay County Savings, with assets of approximately $77.9 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 37 and 38 show the 55 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section. It should be noted that the comparable group candidates may be members of either the Bank Insurance Fund (BIF) or the Savings Association Insurance Fund (SAIF), since many members of each fund hold significant balances of deposits insured by the other fund and, following the recapitalization of the SAIF in 1996, deposit insurance premiums assessed by the two funds are now similar.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 37. The balance sheet ratios consist of the following:

1. Cash and Investments/Assets
2. Mortgage-Backed Securities/Assets
3. One- to Four-Family Loans/Assets
4. Total Net Loans/Assets
5. Total Net Loans and Mortgage-Backed Securities/Assets
6. Borrowed Funds/Assets
7. Equity/Assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Clay County Savings with regard to asset mix. The balance sheet parameters also distinguish institutions with a significantly different capital position from Clay County Savings. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution's equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

Clay County Savings' ratio of cash and investments to assets was 22.0 percent at June 30, 2002, excluding FHLB stock, and reflects a share of investments somewhat higher than national and regional averages. The Association's investments consist primarily of federal agency and municipal securities, FHLB and other interest-bearing deposits and equity securities. For its most recent five fiscal years, Clay County Savings' average ratio of cash and investments to assets was a considerably lower 11.0 percent, from a high of 13.5 percent at September 30, 1998, to a low of 7.8 percent at September 30, 1997, indicating fairly constant ratios through the end of fiscal 2001, with deposit growth in 2002 deployed primarily to investments rather than loans. It should be noted that, for the purposes of comparable group selection, Clay County Savings' $963,000 balance of Federal Home Loan Bank stock at June 30, 2002, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments relates to the Association's historically volatile ratio as well as overall industry volatility of this parameter as institutions exercise varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 35.0 or less of assets, with a midpoint of 17.5 percent.

Mortgage-Backed Securities to Assets

Clay County Savings had a small balance mortgage-backed securities representing 2.4 percent of assets at June 30, 2002, and a similar five fiscal year average of 1.7 percent, compared to the current regional average of 8.1 percent of assets and the national average of 12.0 percent of assets for publicly-traded thrifts. Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand

Mortgage-Backed Securities to Assets (cont.)

and prevailing interest rates, and other investment vehicles, this parameter is relatively broad at 20.0 percent or less of assets and a midpoint of 10.0 percent.

One- to Four-Family Loans to Assets

Clay County Savings' lending activity is focused on the origination of permanent residential mortgage loans secured by one- to four-family dwellings. Such one- to four-family loans, including construction loans, represented 58.5 percent of the Association's assets at June 30, 2002, which is moderately higher than both the national average of 44.2 percent and the 44.0 percent average for savings institutions in the Midwest. Consistent with its larger than average share of one- to four family loans, the Association had smaller than average shares of multi-family, nonresidential and nonmortgage loans.

The parameter for this characteristic requires any comparable group institution to have from 25.0 percent to 75.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

At June 30, 2002, Clay County Savings had a 68.1 percent ratio of total net loans to assets, which is identical to the current national average and similar to the regional average of 71.8 percent, and a higher five fiscal year average of 81.9 percent. The parameter for the selection of the comparable group is from 45.0 percent to 90.0 percent with a midpoint of 67.5 percent. The broadness of the range recognizes the Association's historical ratios and the fact that, as the referenced national and regional averages indicate, many larger institutions purchase a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Clay County Savings.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Clay County Savings had a 68.1 percent ratio of total net loans to assets and had mortgage-backed securities equal to 2.4 percent of assets at June 30, 2002, for a combined share of 70.5 percent of assets. Recognizing the industry and regional ratios of 12.0 percent and 8.1 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

Clay County Savings had a $6.9 million balance of borrowed funds at June 30, 2002, consisting of FHLB advances, representing 8.8 percent of assets. At September 30, 2001, the Association's borrowed funds were $11.9 million or a larger 15.4 percent of assets, and its five fiscal year average was 13.7 percent with a decreasing share since September 30, 2000, as the Association made greater use of deposits to fund its asset growth. The institutional demand for borrowed funds increased from1997 through 2001, due to the difficulty in competing for deposits, resulting in an increase in borrowed funds by many institutions as an alternative to higher cost and/or shorter term certificates. The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of term funds for lending. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The parameter range of borrowed funds to assets is 30.0 percent or less with a midpoint of 15.0 percent, lower than the national averages of 34.0 percent for publicly-traded thrifts and 26.9 percent for all FDIC-insured savings institutions.

Equity to Assets

Clay County Savings' equity to assets ratio as of June 30, 2002, was 8.4 percent. After conversion, based on the midpoint value and public offering of $7.4 million, with 50.0 percent of the net proceeds of the public offering going to the Association, Clay County Savings' equity to assets ratio is projected to stabilize in the range of 12.0 percent to 13.0 percent. The consolidated pro forma equity to assets ratio for the Corporation is projected to be 14.8 percent following conversion at the midpoint of the valuation range established in this appraisal. Based on those equity ratios, we have defined the equity ratio parameter to be from 6.0 percent to 16.0 percent with a midpoint ratio of 11.0 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 38 presents five parameters identified as key indicators of Clay County Savings' earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2002. The primary performance indicator is the Association's return on average assets (ROAA). The second performance indicator is the Association's return on average equity (ROAE). To measure the Association's ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets. The final performance indicator is the Association's ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2002, Clay County Savings' ROAA was 0.12 percent based on net earnings after taxes and 0.07 percent based on core or normalized earnings after taxes, as detailed in Item I of this report and presented in Exhibit 7. The Association's ROAA over its prior five fiscal years, based on net earnings, has ranged from a low of (0.14) percent in 2001 to a high of 0.37 percent in 1997, with an average ROAA of 0.20 percent. The consolidated ROAA for the Association and the Corporation on a pro forma basis at the time of conversion is projected to be 0.07 percent based on core income at the midpoint valuation.

For consistency and in recognition of the differences between net and core income for many institutions, we have elected to base our ROAA analysis and comparison on core or normalized income for both Clay County Savings and the comparable group. Considering the historical, current and projected earnings performance of Clay County Savings, the range for the ROAA parameter based on core income has been defined as 0.70 percent or lower, with a midpoint of 0.35 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association's position. This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The consolidated ROAE for the Association and the Corporation on a pro forma basis at the time of conversion will be 0.49 percent based on core income at the midpoint valuation. Prior to conversion, the Association's ROAE for the twelve months ended June 30, 2002, was

Return on Average Equity (cont.)

1.55 percent based on net income and 0.83 percent based on core income, with a five fiscal year average net ROAE of 2.25 percent. The parameter range for the comparable group, based on core income, is 10.0 percent or lower, with a midpoint of 5.0 percent.

Net Interest Margin

Clay County Savings had a net interest margin of 2.88 percent for the twelve months ended June 30, 2002, representing net interest income as a percentage of average interest-earning assets. The Association's range of net interest margin for the five previous fiscal years has been generally constant, from a low of 2.64 percent in 2001 to a high of 3.20 percent in 1999 with a five year average of 2.88 percent and a fairly stable trend.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2002, Clay County Savings had a significantly higher than average 2.92 percent ratio of operating expense to average assets. The Association's operating expenses indicated a marked and consistent increase beginning in 1999, resulting from new office expansion and expansion of services and staffing, with their ratio to average assets fluctuating from a low of 2.33 percent in 1997 to a high of 3.01 percent in 2001, for a five fiscal year average of 2.64 percent.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.00 percent with a midpoint of 3.00 percent.

Noninterest Income to Assets

Including significant gains on the sale of loans during its last four fiscal years and the twelve months ended June 30, 2002, Clay County Savings has consistently experienced a lower than average dependence on noninterest income as a source of additional income compared to publicly-traded savings institutions. The Association's ratio of noninterest income to average assets was 0.42 percent for the twelve months ended June 30, 2002, including a $90,000 gain on the sale of loans. Clay County Savings' average annual ratio of noninterest income for the past four fiscal years has been 0.22 percent of average assets since fiscal year 1996, with annual ratios ranging from 0.17 percent in both 1995 and 2000 to 0.33 percent in 2001.

The range for this parameter for the selection of the comparable group is 0.90 percent or less of average assets, with a midpoint of 0.45 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 38. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Clay County Savings. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Clay County Savings' ratio of nonperforming assets to assets was 0.12 percent at June

Nonperforming Assets to Assets (cont.)

30, 2002, which is considerably lower than both the national average of 0.76 percent for publicly-traded thrifts and the Midwest regional average of 1.04 percent, and slightly lower than its 0.18 percent ratio at September 30, 2001. For the five fiscal years ended September 30, 1997 to 2001, the Association's ratio fluctuated from a low of 0.18 percent at September 30, 2001, to a high of 0.72 percent at September 30, 2000, with a five year average of 0.36 percent.

The parameter range for nonperforming assets to assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Clay County Savings was absent repossessed assets at June 30, 2002, but had repossessed assets of $133,000 or 0.17 percent of assets and $193,000 or 0.25 percent of assets at September 30, 2001 and 2000, respectively. For its fiscal years ended September 30, 1997, 1998 and 1999, the Association was absent repossessed assets. National and regional averages were 0.11 percent and 0.16 percent, respectively, for publicly-traded savings institutions and 0.08 for all FDIC-insured savings institutions at the end of their most recent quarters.

The range for the repossessed assets to total assets parameter is 0.50 percent of assets or less with a midpoint of 0.25 percent.

Loans Loss Reserves to Assets

Clay County Savings had an allowance for loan losses of $193,000, representing a loan loss allowance to total assets ratio of 0.25 percent at June 30, 2002, which is nominally higher than its 0.24 percent ratio at September 30, 2001, and its ratio of 0.23 percent at September 30,

Loans Loss Reserves to Assets (cont.)

2000. For its previous four fiscal years, the Association's loan loss reserve averaged 0.25 percent of assets from a low of 0.23 percent in 2000 to a high of 0.27 percent in 1999, indicating a constant ratio, significantly lower than the industry average.

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 39, 40 and 41. The comparable group institutions range in size from $68.9 million to $299.7 million with an average asset size of $154.5 million and have an average of 3 offices per institution. One of the comparable group institutions was converted in 1991, two in 1993, one in 1995, four in 1996, one in 1997 and one in 1998. Seven of the comparable group institutions are traded on NASDAQ, two are traded over the counter and one is listed in the Pink Sheets. All ten institutions are SAIF members. The comparable group institutions as a unit have an 11.01 percent ratio of equity to assets, which is higher than the 7.84 percent for all publicly-traded thrift institutions in the United States and the 10.50 percent for the publicly-traded thrift institutions in Missouri; and for the most recent four quarters indicated a core return on average assets of 0.53 percent, lower than all publicly-traded thrifts at 1.08 percent and publicly-traded Missouri thrifts at 1.10 percent.

IV. ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Clay County Savings to all publicly-traded thrifts, to publicly-traded thrifts in the Midwest region and to Missouri thrifts, as well as to the ten institutions constituting Clay County Savings' comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 42 through 47.

As presented in Exhibits 42 and 43, at June 30, 2002, Clay County Savings' total equity of 8.38 percent of assets was lower than the 11.01 percent for the comparable group, the 8.61 percent for Midwest thrifts and the 10.50 percent for Missouri thrifts, but modestly higher than the 7.84 percent for all thrifts. The Association had a 68.13 percent share of net loans in its asset mix, similar to the comparable group at 67.23 percent and all thrifts at 68.13 percent, but lower than Midwest thrifts at 71.76 percent and Missouri thrifts at 75.32 percent. Clay County Savings' share of net loans, lower than industry averages, is primarily the result of its higher 21.96 percent share of cash and investments and lower 2.41 percent share of mortgage-backed securities. The comparable group had a similar 21.03 percent share of cash and investments and a higher 8.39 percent share of mortgage-backed securities. All thrifts had 11.95 percent of assets in mortgage-backed securities and 15.92 percent in cash and investments. Clay County Savings' 81.76 percent share of deposits was moderately higher than the comparable group and significantly higher than the three geographic categories, reflecting the Association's lower 8.84 percent ratio of borrowed funds to assets. The comparable group had deposits of 72.56 percent and borrowings of 14.64 percent. All thrifts averaged a 55.40 percent share of deposits and 34.00 percent of borrowed funds, while Midwest thrifts had a 63.32 percent share of deposits and a 25.44 percent share of borrowed funds. The eight Missouri thrifts averaged a 65.73 percent share of deposits and a 22.77 percent share of borrowed funds. Clay County Savings had intangible assets in the form of mortgage servicing rights equal to 0.01 percent of total assets at June 30, 2002, compared to 0.10 percent for the comparable group, 0.45 percent for all thrifts, 0.31 percent for Midwest thrifts and 0.28 percent for Missouri thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 44 and 45 and provide a synopsis of key sources of income and key expense items for Clay County Savings in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 46, for the twelve months ended June 30, 2002, Clay County Savings had a yield on average interest-earning assets lower than the comparable group, all thrifts, Midwest thrifts and the eight Missouri thrifts. The Association's yield on interest-earning assets was 6.50 percent compared to the comparable group at 6.72 percent, all thrifts at 6.69 percent, Midwest thrifts at 6.94 percent and Missouri thrifts at 7.31 percent.

The Association's cost of funds for the twelve months ended June 30, 2002, was lower than the comparable group, Midwest thrifts and Missouri thrifts, but higher than the national average for publicly-traded thrifts. Clay County Savings had an average cost of interest-bearing liabilities of 3.73 percent compared to 4.04 percent for the comparable group, 3.43 percent for all thrifts, 4.10 percent for Midwest thrifts and 4.20 percent for Missouri thrifts. The Association's lower yield on interest-earning assets in conjunction with its generally lower average cost of interest-bearing liabilities, resulted in net interest income of 2.69 percent of average total assets, which was lower than the comparable group at 2.83 percent, all thrifts at 3.11 percent, Midwest thrifts at 2.78 percent and Missouri thrifts at 3.38 percent. Clay County Savings generated a net interest margin of 2.88 percent for the twelve months ended June 30, 2002, based on its ratio of net interest income to average interest-earning assets, which was lower than the comparable group ratio of 3.05 percent. All thrifts averaged a higher 3.37 percent net interest margin for the trailing four quarters, with Midwest thrifts at 2.99 percent. Missouri thrifts were considerably higher at 3.52 percent.

Clay County Savings' major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 45. The Association took a $3,000 provision for loan losses during the twelve months ended June 30, 2002, representing less than 0.01 percent of average assets and reflecting the Association's low balance of nonperforming assets and lower ratio of reserves for loan losses to nonperforming assets. The comparable group indicated a provision representing 0.08 percent of assets, with all thrifts at 0.22 percent, Midwest thrifts at 0.23 percent and Missouri thrifts at 0.15 percent.

The Association's non-interest income was $341,000 or 0.42 percent of average assets for the twelve months ended June 30, 2002, including its $90,000 gain on the sale of loans. Such non-interest income ratio was similar to the comparable group at 0.41 percent, but considerably lower than all thrifts at 0.91 percent, Midwest thrifts at 1.07 percent and Missouri thrifts at 0.90 percent. For the twelve months ended June 30, 2002, Clay County Savings' operating expense ratio was 2.92 percent of average assets, which was higher than the comparable group at 2.48 percent, all thrifts at 2.08 percent, Midwest thrifts at 2.30 percent and Missouri thrifts at 2.38 percent.

The overall impact of Clay County Savings' income and expense ratios is reflected in the Association's net income and return on assets. For the twelve months ended June 30, 2002, the Association had an ROAA of 0.12 percent based on net income and a lower ROAA of 0.07 percent based on core income, as indicated in Exhibit 7. For its most recent four quarters, the comparable group had a higher net ROAA of 0.60 percent and a higher core ROAA of 0.53 percent. All publicly-traded thrifts averaged a higher 1.08 percent core ROAA, as did Midwest thrifts at 0.85 percent and Missouri thrifts at 1.10 percent.

V. MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Clay County Savings with the comparable group. These adjustments will take into consideration such key items as earnings performance, primary market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted that all of the institutions in the comparable group have their differences among themselves and relative to the Association, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, due to chargeoffs, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the amount and ratio of noninterest expenses.

As discussed earlier, the Association's historical business philosophy has focused on increasing its net interest income and noninterest income, maintaining its lower ratio of nonperforming assets, reducing its higher level of noninterest expenses and its higher efficiency ratio, and maintaining an adequate allowance for loan losses to reduce the impact of any unforeseen losses. Following conversion, the Association's objectives will continue to focus on increasing its net interest spread and net interest margin, increasing its net income, return on assets and return on equity and noninterest income.

Earnings Performance (cont.)

Earnings are often related to an institution's ability to generate loans. The Association was an active originator of both mortgage and non-mortgage loans in fiscal years 2000 and 2001 and during the nine months ended June 30, 2002, with a strong increase in one- to four-family mortgage loans to date in 2002. Nevertheless, the declining interest rate environment in 2001 and 2002 generated a high level of refinancing, resulting in an $11.0 million decrease in the Association's net loans in the 21 months from September 30, 2000, to June 30, 2002. For the nine months ended June 30, 2002, annualized, total loan originations were considerably greater than in fiscal 2001, with most of the increase occurring in the category of one- to four-family mortgage loans, with additional increases in multi-family and commercial real estate loans and consumer loans. During fiscal years 2000 and 2001, total loan originations were similar at $28.9 million and $25.9 million, respectively, increasing to $32.0 million or $42.7 million annualized, during the nine months ended June 30, 2002. One- to four-family mortgage loan originations increased by $20.2 million or $27.0 million annualized during the nine months ended June 30, 2002, compared originations in that category of $11.9 million and $10.7 million in fiscal years 2001 and 2000, respectively. On an annualized basis, originations of multi-family and commercial real estate loans increased by 344.2 percent and 300.8 percent during the nine months ended June 30, 2002, compared to fiscal year 2001, while annualized consumer loan originations increased 48.8 percent during like comparative periods.

For the nine months ended June 30, 2002, one- to four-family loans, multi-family loans, commercial real estate loans, construction loans, consumer loans and commercial business loans represented 63.1 percent, 2.5 percent, 7.2 percent, 16.6 percent, 9.3 percent and 1.3 percent, respectively, of total loan originations. In comparison, during fiscal year 2001, one- to four-family loans, multi-family loans, commercial real estate loans, construction loans, consumer loans and commercial business loans represented 46.1 percent, 0.9 percent, 3.0 percent, 37.8 percent, 10.2 percent and 2.0 percent, respectively, of total loan originations.

Total mortgage and non-mortgage loan originations were $32.0 million in the nine months ended June 30, 2002, reduced by repayments, loan sales and other adjustments of $38.2 million, resulted in a decrease of $6.2 million in gross loans receivable to 53.1 million at June 30, 2002, compared to September 30, 2001. In fiscal year 2001, total loan originations of $25.9 million, reduced by repayments, loan sales and other adjustments of $30.7 million, resulted in a decrease of $4.8 million in gross loans receivable to $59.3 million at September 30, 2001, compared to $64.1 million at September 30, 2000.

The impact of Clay County Savings' primary lending efforts has been to generate a yield on average interest-earning assets of 6.50 percent for the twelve months ended June 30, 2002, compared to a higher 6.72 percent for the comparable group, 6.69 percent for all thrifts and 6.94 percent for Midwest thrifts. The Association's ratio of interest income to average assets was a lower 6.08 percent for the twelve months ended June 30, 2002, which was also lower than the comparable group at 6.33 percent, all thrifts at 6.18 percent and Midwest thrifts at 6.46 percent, reflecting the Association's lower level of nonearning and nonperforming assets and larger shares of lower yielding one- to four-family mortgage loans and investments.

Clay County Savings' 3.73 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2002, was lower than the comparable group at 4.04 percent, Midwest thrifts at 4.10 percent and Missouri thrifts at 4.20 percent, but higher than all thrifts at 3.43 percent. The Association's resulting net interest spread of 2.76 percent for the twelve months ended June 30, 2002, was very modestly higher than the comparable group at 2.68 percent, but lower than all thrifts at 3.26 percent and Midwest thrifts at 2.84. The Association's net interest margin of 2.88 percent, based on average interest-earning assets for the twelve months ended June 30, 2002, was modestly lower than the comparable group at 3.05 percent and Midwest thrifts at 2.99 percent, but more significantly lower than all thrifts at 3.37 percent.

The Association's ratio of noninterest income to assets was 0.42 percent, including gains, for the twelve months ended June 30, 2002, virtually identical to the comparable group at 0.41 percent, but much lower than all thrifts at 0.91 percent and Midwest thrifts at 1.07 percent. A significant 46.6 percent of the Association's noninterest income is comprised of gains on the sale of loans sold in the secondary market and gains on the sale of premises.

The Association's operating expenses were significantly higher than the comparable group, all thrifts and Midwest thrifts. For the twelve months ended June 30, 2002, Clay County Savings had an operating expenses to assets ratio of 2.92 percent compared to 2.48 percent for the comparable group, 2.08 percent for all thrifts and 2.30 percent for Midwest thrifts.

For the twelve months ended June 30, 2002, Clay County Savings generated similar noninterest income, higher noninterest expenses and a lower net interest margin relative to its comparable group. The Association's provision for loan losses was less than 0.01 percent compared to 0.08 percent for the comparable group, 0.22 percent for all thrifts and 0.23 percent for Midwest thrifts. The Association's lower provision for loan losses has been typical and is due to the Association's lower risk loan portfolio and lower chargeoffs. As a result, the Association's net income and core income were much lower than the comparable group for the twelve months ended June 30, 2002. Based on net earnings, the Association had a return on average assets of 0.37 percent, 0.31 percent, 0.31 percent, 0.15 percent and (0.14) percent in fiscal years 1997, 1998, 1999, 2000 and 2001, respectively, and 0.12 percent for the twelve months ended June 30, 2002. For the trailing twelve months, the comparable group had a higher net ROAA of 0.60 percent, while all thrifts indicated a still higher ROAA of 1.11 percent. The Association's core or normalized earnings, as shown in Exhibit 7, were lower than its net earnings and resulted in a 0.07 percent core return on assets for the twelve months ended June 30, 2002. That core ROAA was also lower than the comparable group at 0.53 percent, and lower than all thrifts at 1.08 percent and Midwest thrifts at 0.85 percent.

Clay County Savings' earnings stream will continue to be dependent on a combination of the overall trends in interest rates, the consistency, reliability and variation of its noninterest income and overhead expenses, its provisions for loan losses and any charge-offs that may be required. Net of nonrecurring gains, noninterest income has remained generally flat from 1997 through June 30, 2002, while overhead expenses indicate an increasing trend in their ratio to average assets since 1998, influenced by the Association's new home office. The Association's net interest margin, lower than the comparable group, has been the result of its lower yield on assets and generally average cost of funds. The impact of this trend has been a generally stable net interest margin with moderate fluctuation during the last five fiscal years and the nine months ended June 30, 2002. The Association's balance of nonperforming assets indicates a decreasing trend from fiscal 1998, with the exception of 2000, when a foreclosure resulted in an increase in repossessed real estate and the eventual charge-off of $29,000. The Association had no charge-offs in fiscal 1997, 1998 or 1999, with net charge-offs of $29,000 in fiscal 2000 and none in fiscal 2001. Clay County Savings' net charge offs were $10,000 during the nine months ended June 30, 2002.

It has also been recognized that Clay County Savings' current core ROAA, in addition to being much lower than that of its comparable group, has decreased consistently since September 30, 1999, although its net interest margin and net interest spread have remained generally stable.

In recognition of the foregoing earnings related factors, with consideration to Clay County Savings' current performance measures, a maximum downward adjustment has been made to Clay County Savings' pro forma market value for earnings performance.

MARKET AREA

Clay County Savings' primary market area for both retail deposits and lending consists of Clay and Platte Counties, Missouri. As discussed in Section II, from 1990 to 2000, this primary market area experienced an increase in population and households. That population and household growth, accompanied by higher per capita income and household income, was moderately higher than Missouri and the United States, but only modestly higher than the comparable group markets. Between 2000 and 2006, the population and median household income of Clay County Savings' market area are projected to increase at a considerably slower rate than during the previous decade. In both 1990 and 2000, the median housing value in the Association's market area was lower than in Missouri and the United States and similar to the comparable group markets. The average unemployment rate in the Association's primary market area was 2.8 percent in 1997, compared to 4.2 percent in Missouri and 4.5 percent in the United States. By June, 2000, the primary market area's unemployment rate increased to 4.0 percent, while Missouri's unemployment rate increased to 5.4 percent and the rate in the United States increased to 6.0 percent. In June, 2000, the average of the comparable group markets was similar to the Association's market area.

Clay County Savings' primary market area is characterized by both growing suburban Kansas City residential communities and smaller, stagnant agricultural and rural areas. In the Association's primary market area, the services sector represented the primary source of employment in 2000, followed by the manufacturing and the wholesale/retail sectors, generally consistent with both state and national proportions. The agriculture and manufacturing sectors decreased modestly from 1990 to 2000, as residential development increased.

The financial competition in Clay County Savings' primary market area, based on total deposits, is moderate, although competition is intense, with commercial banks holding a strong 81.5 percent majority of deposits. A large number of competing financial institution branches of varying sizes and characteristics operate in and around Clay County Savings' four offices. Since September 30, 1997, the Association's deposits have grown by only 1.3 percent, with deposits shrinking from $57.8 million in fiscal year 1997 to $53.0 million in fiscal year 2000, before rebounding to $63.7 million at June 30, 2002. The Association's recent growth in deposits has been primarily due to the opening of its new main office in 2000.

In recognition of the foregoing factors, we believe that no adjustment is warranted for the Association's primary market area relative to the comparable group.

FINANCIAL CONDITION

The financial condition of Clay County Savings is discussed in Section I and shown in Exhibits 1, 2, 5, 15, 16 and 17, and is compared to the comparable group in Exhibits 41, 42 and 43. The Association's ratio of total equity to total assets was 8.38 percent at June 30, 2002, which was lower than the comparable group at 11.01 percent and Midwest thrifts at 8.61 percent, but higher than all thrifts at 7.84. With a conversion at the midpoint, the Corporation's pro forma equity to assets ratio will increase to approximately 14.76 percent, and the Association's pro forma equity to assets ratio will increase to approximately 12.9 percent.

The Association's mix of assets and liabilities indicates some areas of variation from its comparable group, but also many similarities. Clay County Savings had a similar 68.1 percent ratio of net loans to total assets at June 30, 2002, compared to the comparable group at 67.2 percent and all thrifts at 68.1 percent. The Association's 22.0 percent share of cash and investments was also similar to the comparable group at 21.0 percent, while all thrifts were at 15.9 percent and Midwest thrifts were at 16.2 percent. Clay County Savings' 2.4 percent ratio of mortgage-backed securities to total assets was lower than the comparable group at 8.4 percent and more significantly lower than all thrifts at 12.0 percent. The Association's 81.8 percent ratio of deposits to total assets was higher than the comparable group at 72.6 percent, all thrifts at 55.4 percent and Midwest thrifts at 63.3 percent. Clay County Savings' 8.8 percent ratio of borrowed funds to assets was lower than the comparable group at 14.6 percent and much lower than all thrifts at 34.0 percent and Midwest thrifts at 25.4 percent.

Clay County Savings had intangible assets of less than 0.01 percent of assets, consisting of a small balance of mortgage servicing rights, and was absent real estate owned, compared to ratios of 0.10 percent and 0.11 percent of intangible assets and real estate owned, respectively, for the comparable group. All thrifts had intangible assets of 0.45 percent and real estate owned of 0.11 percent. The financial condition of Clay County Savings is enhanced by its low balance of nonperforming assets of $96,000 or 0.12 percent of assets at June 30, 2002, compared to a higher 0.48 percent for the comparable group, 0.76 percent for all thrifts and 1.04 percent for Midwest thrifts. Historically, with the exception of fiscal year end 2000, the Association's dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been lower than industry averages and have fluctuated moderately since September 30, 1997. The Association's ratio of nonperforming assets to total assets was 0.36 percent, 0.45 percent, 0.11 percent, 0.72 percent and 0.18 percent at September 30, 1997, 1998, 1999, 2000 and 2001, respectively.

The Association had a lower 5.18 percent share of high risk real estate loans, compared to 14.12 percent for the comparable group and 17.97 percent for all thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties.

At June 30, 2002, Clay County Savings had $193,000 of allowances for loan losses, which represented 0.25 percent of assets and 0.36 percent of total loans. The comparable group indicated allowances equal to 0.32 percent of assets and a larger 0.48 percent of total loans. More significant, however, is an institution's ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets might eventually be charged off. Clay County Savings' $193,000 of allowances for loan losses, represented 201.04 percent of nonperforming assets at June 30, 2002, compared to the comparable group's lower 91.44 percent, with all thrifts at 161.47 percent and Midwest thrifts at 110.41 percent. Clay County Savings' ratio of net charge-offs to average total loans, moreover, was also a lower 0.01 percent for the twelve months ended June 30, 2002, higher than the 0.10 percent for the comparable group, 0.22 percent for all thrifts and 0.21 percent for Midwest thrifts. This ratio reflects the Association's maintenance of a lower average ratio of reserves to loans, but a

Financial Condition (cont.)

higher ratio of reserves to nonperforming loans due to the Association's lower share of higher risk loans and lower chargeoffs.

Clay County Savings has a minimal level of interest rate risk, evidenced by the modest decrease in its net portfolio value to assets ratio under conditions of rising interest rates. The Association's net portfolio value ratio is projected to decrease only 8.0 percent if interest rates increase 200 basis points. Additionally, the Association's Post Shock NPV Ratio at a 200 basis point increase in rates is 11.30 percent, which, together with its Sensitivity Measure of 77 basis points, results in a minimal risk position, due, primarily, to the predominance of adjustable-rate mortgage loans in its portfolio.

Compared to the comparable group, we believe that no adjustment is warranted for Clay County Savings' current financial condition.

DIVIDEND PAYMENTS

The Corporation does not intend to pay an initial cash dividend on its common stock. The future payment of cash dividends will depend upon such factors as earnings performance, financial condition, capital position, growth, asset quality and regulatory limitations. All of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 2.79 percent. The average dividend yield is 2.27 percent for Missouri thrifts and 2.09 percent for all thrifts.

In our opinion, no adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In general, the reaction of potential thrift IPO investors appears to be related to a number of factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, the regulatory environment, aftermarket price trends and the future of merger/acquisition activity in the thrift industry.

In the first half of 2002, subscription interest in new thrift issues was generally strong, likely related primarily to a smaller number of offerings attracting both local and professional investors. The five completed conversions in the first half of 2002 was the lowest number for any first half of a year in the history of conversion activity. As of mid-August, 2002, however, there were thirteen conversions, either announced, filed or pending, including both standard and second stage transactions. In our opinion, that increasing number of transactions, together with the overall volatility and uncertainty in the stock market, might result in more diffuse and restrained subscription activity during the next six to nine months.

Clay County Savings will direct its offering primarily to depositors and residents in its primary market area. The board of directors and officers anticipate purchasing approximately $1,700,000 or 23.0 percent of the stock offered to the public based on the appraised midpoint valuation. The Association will form an ESOP, which plans to purchase 8.0 percent of the total shares issued in the conversion. Additionally, the Prospectus restricts to 10,000 shares, based on the $10.00 per share purchase price, the total number of shares in the conversion that may be purchased by a single person or by persons and associates acting in concert as part of either the subscription offering or a direct community offering.

The Association has secured the services of Trident Securities, a Division of McDonald Investments, Inc. ("Trident") to assist in the marketing and sale of the conversion stock.

Based on the size of the offering, current market conditions, local market interest and the terms of the offering, we believe that no adjustment is warranted for the Association's anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation will offer its shares through a subscription offering and, if required, a subsequent community offering with the assistance of Trident. The Association will pursue at least two market makers for the stock of the Corporation. The Association's total offering is considerably smaller in size to the average market value of the comparable group. The comparable group has an average market value of $14,580,000 for the stock outstanding compared to a midpoint value of $7,400,000 for the Corporation, less the ESOP and the estimated 140,000 shares to be purchased by officers and directors. Additionally, the stock of the Corporation will trade on the over-the-counter market and will be listed on the OTC Bulletin Board. The relatively small size of the offering and its being traded over-the-counter will, therefore, limit the secondary market liquidity of the stock. Of the ten institutions in the comparable group, seven trade on NASDAQ, with those seven institutions indicating average daily trading volume of 890 shares during the last four quarters, compared to an average daily trading volume of 21 shares for the two institutions trading over-the-counter.

We have concluded, therefore, that a downward adjustment to the pro forma market value is warranted relative to the anticipated liquidity of the Corporation's stock.

MANAGEMENT

The President, Chief Executive Officer, and Managing Officer of Clay County Savings is John R. Davis, who is also a director. Mr. Davis joined the Association in 1981, serving the Association in various capacities. He served the Association as a loan officer from 1973 to December 1985. He became President and Chief Executive Officer of the Association in 1986 and was appointed a director in 1992. Mario Usera is Executive Vice President, Chief Financial Officer and a director. He joined the Association in 1997 as Vice President and became Executive Vice President in 1999. He was appointed a director in 2002. Deborah A. Jones is Senior Vice President, Secretary and Treasurer. She joined the Association in 1979 and became Vice President and Treasurer in 1989. She became Secretary in 1999 and became

Senior Vice President in 2001. Debra S. Coltman has been employed at the Association since 1974. She became Vice President/Lending in 1978 and became Senior Vice President and Chief Lending Officer in 2001.

During the past five years, Clay County Savings has been able to increase its deposit base and total equity, maintain a stable net interest margin, control nonperforming assets, classified loans and charge-offs, maintain a minimal interest rate risk position, and maintain its market share in spite of intense competition. Although the Association's earnings and return on assets have been below comparable group and industry averages, management is confident that its branch network is well positioned for moderate growth and enhanced profitability.

Overall, we believe the Association to be professionally and knowledgeably managed, as are the comparable group institutions. It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to prevail in recognition of uncertainty among investors as a result of the thrift industry's dependence on interest rate trends, recent volatility in the stock market, the general stagnancy of market prices for financial institutions over the past year, the decrease in merger and acquisition activity in the financial institution industry, the decrease in pricing ratios and the presence of new competitors in the financial institution industry such as investment firms, insurance companies and mortgage companies, resulting in increased pressure to attract retail deposits at normal rates rather than premium rates. As previously discussed, although subscription interest was strong for the few transactions closing to date in 2002, the larger number of current conversions in conjunction with increasing stock market volatility and economic uncertainty are likely to have a depressing effect on issues closing in late 2002 and early to mid 2003.

We believe that a new issue discount applied to the price to book value approach continues and is considered to be reasonable and necessary in the pricing of the Corporation. We have made a downward adjustment to the Corporation's pro forma market value in recognition of such a new issue discount.

VI. VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by appraisal firms has been the price to book value ratio method, as a result of the volatility of earnings in the thrift industry in the early to mid-1990s and the continued rise in volatility in earnings more recently. As earnings in the thrift industry improved in the last few years, additional emphasis has been placed on the price to earnings method in analyzing stock valuations.

Inasmuch, however, as the Association did not generated positive earnings during its most recent fiscal year ended September 30, 2001, and its earnings for its most recent three fiscal years and for the nine months ended June 30, 2002, have indicated considerable fluctuation and volatility, in our judgment the price to earnings approach is not meaningful in determining the pro forma value of the CCSB Financial Corp. Consequently, primary emphasis has been placed on the price to book value method, with the price to earnings calculations providing limited informational, analytical and correlative perspective with respect to comparable group and industry trends and averages.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book approach and the price to earnings approach, a third valuation method, the price to net assets method, has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum.

Valuation Methods (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Association's pro forma market value discussed in Section V. Downward adjustments were made for the Association's earnings performance, the liquidity of the Corporation's stock and the marketing of the issue. No adjustments were made for the Association's market area, financial condition, dividend payments, subscription interest and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution's financial condition, and does not give as much consideration to the institution's long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution's financial condition rather than earnings performance. This method, therefore, is sometimes considered more meaningful for institutions such as Clay County Savings, which has experienced weak and volatile earnings. It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

Exhibit 49 shows the average and median price to book value ratios for the comparable group which were 88.12 percent and 80.55 percent, respectively. The total comparable group indicated a moderately wide range, from a low of 67.10 percent (Harrodsburg First Financial Bancorp) to a high of 131.95 percent (Hemlock Federal Financial Corp.). The comparable group had a slightly higher average price to tangible book value ratio of 89.46 percent and an identical median of 80.55 percent with the same two institutions at either end of the range. Excluding the low and the high in the group, the price to book value range narrowed to a low of 69.83 percent and a high of 113.36 percent, and the range of price to tangible book value ratio narrowed in a like manner.

Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 59.23 percent and a price to tangible book value ratio of 59.52 percent at the midpoint. The price to book value ratio increases from 54.43 percent at the minimum to 67.17 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 54.80 percent at the minimum to 67.54 percent at the maximum, as adjusted.

The Corporation's pro forma price to book value and price to tangible book value ratios of 59.23 percent and 59.52 percent, respectively, are strongly influenced by the Association's financial condition and earnings, as well as the limited liquidity of the new stock, the absence of potential merger/acquisition activity in the future and current market conditions. Based on the price to book value ratio and the Association's total equity of $6,526,000 at June 30, 2002, the indicated pro forma market value of the Association using this approach is $7,427,300 at the midpoint (reference Exhibit 48).

PRICE TO CORE EARNINGS METHOD

In general, the objective of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple. The recent core earnings position of Clay County Savings is presented in Exhibit 7, which indicates modest positive after tax core earnings of $54,000 for the twelve months ended June 30, 2002, compared to net earnings of $100,000 for the same period. Considering such earnings bases and trends, we have concluded that the price to net and core earnings methods are not meaningful, although we have presented a pro forma price to core earnings multiple that corresponds to the other two valuation methods.

Price to Core Earnings Method (cont.)

The average price to core earnings multiple for the comparable group was 21.22, while the median was 16.29. The average price to net earnings multiple was 16.82, and the median multiple was 13.54 The comparable group's price to core earnings multiple was higher than the 16.31 average for all publicly-traded, FDIC-insured thrifts and also higher than their median of 13.56. The range in the price to core earnings multiple for the comparable group was from a low of 9.13 (Midland Capital Holdings Corp.) to a high of 50.76 (Home City Financial Corp.). The primary range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 10.25 to a high of 29.80 times core earnings for eight of the ten institutions in the group.

Based on the correlated value determined using the price to book value method and the price to assets method, the corresponding pro forma price to core earnings multiple for Clay County Savings is calculated at 120.43 at the midpoint, increasing to 134.57 at the maximum and 149.88 at the maximum, as adjusted.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method. This method is not frequently used due to the fact that it does not incorporate an institution's equity position or earnings performance. Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion. Exhibit 49 indicates that the average price to assets ratio for the comparable group was 9.52 percent and the median was 9.97 percent. The range in the price to assets ratios for the comparable group varied from a low of 5.21 percent (Midland Capital Holdings Corp.) to a high of 15.10 percent (Grand Central Financial Corp.). The range narrows modestly with the elimination of the two extremes in the group to a low of 5.72 percent and a high of 11.25 percent.

Price to Assets Method (cont.)

Based on the adjustments made previously for Clay County Savings, it is our opinion that an appropriate price to assets ratio for the Corporation is 8.74 percent at the midpoint, which ranges from a low of 7.52 percent at the minimum to 11.24 percent at the maximum, as adjusted.

Based on the Association's June 30, 2002, asset base of $77,872,000, the indicated pro forma market value of the Corporation using the price to assets method is $7,408,353 at the midpoint (reference Exhibit 48).

VALUATION CONCLUSION

Exhibit 54 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the relevant valuation approaches. At the midpoint value, the price to book value ratio of 59.23 percent for the Corporation represents a discount of 32.79 percent relative to the comparable group and decreases to 23.77 percent at the super maximum. The price to core earnings multiple of 120.43 for the Corporation at the midpoint value, presented for informational purposes only, indicates a premium of 467.58 percent, increasing to a premium of 606.36 percent at the maximum, as adjusted, but those ratios and discounts were not relevant to the valuation process. The price to assets ratio at the midpoint represents a discount of 8.21 percent, changing to a premium of 18.00 percent at the maximum, as adjusted.

It is our opinion that as of August 23, 2002, the pro forma market value of the Corporation was $7,400,000 at the midpoint, representing 740,000 shares at $10.00 per share. The pro forma valuation range of the Corporation is from a minimum of $6,290,000 or 629,000 shares at $10.00 per share to a maximum of $8,510,000 or 851,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, is $9,786,500 or 978,650 shares at $10.00 per share (reference Exhibits 48 to 53).

The appraised value of the Corporation as of August 23, 2002, was $7,400,000 at the midpoint.

EXHIBITS

NUMERICAL

EXHIBITS

EXHIBIT 1

CLAY COUNTY SAVINGS & LOAN ASSOCIATION
LIBERTY, MISSOURI

Consolidated Statements of Financial Condition
At June 30, 2002 and September 30, 2001

	June 30, 2002 (Unaudited)	September 30, 2001
ASSETS		
Cash and due from banks	$ 550,052	$ 662,844
Interest-bearing deposits in banks	9,181,466	2,743,029
Total cash and cash equivalents	9,731,518	3,405,873
Certificates of deposit	192,350	450,000
Securities available-for-sale, at market value (amortized cost of $7,070,070 and $6,263,007, respectively)	7,158,352	6,380,460
Securities held-to-maturity, at amortized cost (market value of $15,180 and $15,571, respectively)	15,520	15,638
Stock in Federal Home Loan Bank of Des Moines (FHLB)	963,300	963,300
Mortgage-backed securities available-for-sale, at market value (amortized cost of $1,844,806 and $1,970,512, respectively)	1,875,767	2,002,717
Loans receivable, net of allowance for loan losses of $193,035 and $190,313, respectively	53,054,625	59,277,355
Premises and equipment, net	4,363,371	4,398,901
Foreclosed real estate, net	--	132,973
Accrued interest receivable:		
Securities	84,324	100,981
Loans receivable and mortgage-backed securities	259,415	341,289
Other assets, including prepaid income taxes of $0 and $17,052, respectively	173,139	178,381
Total assets	$ 77,871,681	$ 77,647,868
LIABILITIES AND RETAINED EARNINGS		
Deposits	$ 63,668,837	$ 58,076,935
Accrued interest on deposits	19,424	51,567
Advances from FHLB	6,889,980	11,928,736
Advances from borrowers for taxes and insurance	529,218	786,379
Other liabilities	102,445	203,778
Accrued income taxes	10,221	--
Deferred income taxes	125,179	135,521
Total liabilities	71,345,304	71,182,916
Commitments and contingencies		
Retained earnings - substantially restricted	6,447,677	6,366,178
Accumulated other comprehensive earnings, net	78,700	98,774
Total retained earnings	6,526,377	6,464,952
Total liabilities and retained earnings	$ 77,871,681	$ 77,647,868

Source: Clay County Savings & Loan Association's unaudited and audited financial statements

EXHIBIT 2

CLAY COUNTY SAVINGS & LOAN ASSOCIATION
LIBERTY, MISSOURI

Consolidated Statements of Financial Condition
At September 30, 1997 through 2000

	September 30, 2000	September 30, 1999	September 30, 1998	September 30, 1997
ASSETS				
Cash and due from banks	$ 509,025	$ 538,291	$ 376,246	$ 307,799
Interest-bearing deposits in banks	1,286,766	2,939,889	6,070,636	1,388,250
Total cash and cash equivalents	1,795,791	3,478,180	6,446,882	1,696,049
Certificates of deposit	--	191,999	394,000	--
Securities available-for-sale, at market value (amortized cost of $$4,323,983, $4,368,894, $950,000 and $2,248,943, respectively)	4,281,285	4,322,112	965,501	2,254,269
Securities held-to-maturity, at amortized cost (market value of $15,451, $514,682, $1,878,935, and $1,605,931, respectively)	15,798	515,958	1,852,080	1,599,194
Stock in Federal Home Loan Bank of Des Moines (FHLB)	860,000	517,400	517,400	700,400
Mortgage-backed securities available-for-sale, at market value (amortized cost of $1,534,136, $1,990,544, $270,614 and $308,394, respectively)	1,535,589	1,996,556	284,192	319,672
Loans receivable, net of allowance for loan losses	64,088,723	57,149,452	59,186,161	62,822,304
Premises and equipment, net	4,499,217	1,883,621	1,358,278	1,334,491
Foreclosed real estate, net	192,899	--	--	--
Accrued interest receivable:				
Securities	56,526	72,140	43,631	53,217
Loans receivable and mortgage-backed securities	313,963	274,470	280,496	290,738
Other assets	124,420	118,423	88,504	52,563
Total assets	$ 77,764,211	$ 70,520,311	$ 71,417,125	$ 71,122,897
LIABILITIES AND RETAINED EARNINGS				
Deposits	$ 52,978,839	$ 54,809,927	$ 56,741,304	$ 57,844,913
Accrued interest on deposits	61,529	2,318	16,128	17,439
Advances from FHLB of Des Moines	17,198,649	8,245,493	7,279,050	6,250,000
Advances from borrowers for taxes and insurance	844,329	840,091	794,840	796,191
Other liabilities	126,379	115,984	129,790	99,657
Accrued income taxes	--	16,632	124,812	632
Deferred income tax liability	105,263	145,552	163,396	171,781
Total liabilities	71,314,988	64,175,997	65,249,320	65,180,613
Commitments and contingencies				
Retained earnings - substantially restricted	6,478,094	6,369,999	6,149,485	5,931,824
Accumulated other comprehensive earnings, net	(28,871)	(25,685)	18,320	10,460
Total retained earnings	6,449,223	6,344,314	6,167,805	5,942,284
Total liabilities and retained earnings	$ 77,764,211	$ 70,520,311	$ 71,417,125	$ 71,122,897

Source: Clay County Savings & Loan Association's audited financial statements

EXHIBIT 3

CLAY COUNTY SAVINGS & LOAN ASSOCIATION
LIBERTY, MISSOURI

Consolidated Statements of Income
For the Year Ended September 30, 2001 and
For the Nine Months Ended June 30, 2001 and 2002

	Nine Months Ended		For the Year Ended
	June 30, 2002 (Unaudited)	June 30, 2001	September 30, 2001
Interest income			
Loans receivable	$ 3,105,225	$ 3,814,792	$ 5,011,239
Mortgage-backed securities	74,461	75,001	102,080
Securities	290,342	248,771	341,305
Other interest-earning assets	68,916	76,853	111,484
Total interest income	3,538,944	4,215,417	5,566,108
Interest expense			
Deposits	1,476,887	1,928,357	2,551,155
Borrowings	401,246	857,507	1,082,301
Total interest expense	1,878,133	2,785,864	3,633,456
Net interest income	1,660,811	1,429,553	1,932,652
Provision for loan losses	3,374	21,558	21,498
Net interest income after provision for loan losses	1,657,437	1,407,995	1,911,154
Noninterest income			
Service charges on deposit accounts	95,593	69,718	99,972
Loan service charges	29,988	22,263	28,526
Gain on sale of securities available-for-sale	--	3,281	3,281
Gain on sale of premises	--	575	69,398
Gain on sale of loans	73,863	23,985	39,617
Other	11,390	6,597	15,258
Total noninterest income	210,834	126,419	256,052
Noninterest expense			
Compensation and benefits	923,859	928,489	1,244,404
Occupancy expense	179,290	182,212	257,642
Equipment and data processing expense	266,737	294,398	363,123
SAIF deposit insurance premium	8,201	7,992	10,615
Advertising	54,595	57,815	72,986
Loss on sale of foreclosed real estate	4,026	--	3,060
Other	308,311	261,066	384,946
Total noninterest expense	1,745,019	1,731,972	2,336,776
Earnings before income taxes	123,252	(197,558)	(169,570)
Income taxes:			
Current	--	--	(24,654)
Deferred	41,753	(67,170)	(33,000)
Total income taxes	41,753	(67,170)	(57,654)
Net earnings (loss)	$ 81,499	$ (130,388)	$ (111,916)

Source: Clay County Savings & Loan Association's unaudited and audited financial statements

EXHIBIT 4

CLAY COUNTY SAVINGS & LOAN ASSOCIATION
LIBERTY, MISSOURI

Consolidated Statements of Income
For the Years Ended September 30, 1997 through 2000

	Year Ended September 30,			
	2000	1999	1998	1997
Interest income:				
Loans receivable	$ 4,621,028	$ 4,399,037	$ 4,686,986	$ 4,101,636
Mortgage-backed securities	115,677	28,296	23,805	26,066
Securities	305,350	304,062	258,156	390,087
Other interest-earning assets	58,958	251,970	205,602	164,485
Total interest income	5,101,013	4,983,365	5,174,549	4,682,274
Interest expense:				
Deposits	2,282,826	2,401,401	2,742,179	2,630,290
Borrowings	741,524	445,022	520,896	265,389
Total interest expense	3,024,350	2,846,423	3,263,075	2,895,679
Net interest income	2,076,663	2,136,942	1,911,474	1,786,595
Provision for loan losses	12,000	12,000	12,000	13,500
Net interest income after provision for loan losses	2,064,663	2,124,942	1,899,474	1,773,095
Noninterest income:				
Service charges on deposit accounts	87,310	88,048	96,647	87,196
Loan service charges	22,064	11,291	13,785	15,399
Gain (loss) on sale of securities available-for-sale	--	--	--	(14,309)
Gain on sale of loans	--	47,409	22,484	--
Other	16,210	8,798	15,023	24,401
Total noninterest income	125,584	155,546	147,939	112,687
Noninterest expense:				
Compensation and benefits	1,124,232	1,034,436	914,660	770,543
Occupancy expense	116,016	98,874	108,418	100,674
Equipment and data processing expense	274,629	266,171	226,248	202,022
SAIF deposit insurance premium	16,765	33,480	36,385	50,287
Other	523,144	498,588	420,749	402,200
Total noninterest expense	2,054,786	1,931,549	1,706,460	1,525,726
Earnings before income taxes	135,461	348,939	340,953	360,056
Income taxes:				
Current	70,366	120,425	136,292	9,000
Deferred	(43,000)	8,000	(13,000)	108,000
Total income taxes	27,366	128,425	123,292	117,000
Net earnings (loss)	$ 108,095	$ 220,514	$ 217,661	$ 243,056

Source: Clay County Savings & Loan Association's audited financial statements

EXHIBIT 5

Selected Financial Information
At June 30, 2002 and at September 30, 1997 through 2001

	At June 30,	At September 30,				
	2002	2001	2000	1999	1998	1997
			(In thousands)			
Selected Financial Condition Data:						
Total assets	$ 77,872	$ 77,648	$ 77,764	$ 70,520	$ 71,417	$ 71,123
Loans receivable, net	53,055	59,277	64,089	57,149	59,186	62,822
Mortgage-backed securities available for sale	1,876	2,003	1,536	1,997	284	320
Securities held-to-maturity	16	16	16	516	1,852	1,599
Securities available-for-sale	7,158	6,380	4,281	4,322	966	2,254
Deposits	63,669	58,077	52,979	54,810	56,741	57,845
FHLB advances	6,890	11,929	17,199	8,245	7,279	6,250
Retained earnings-substantially restricted	6,526	6,465	6,449	6,344	6,168	5,942

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 6

Income and Expense Trends
For the Nine Months Ended June 30, 2001 and 2002, and
For the Years Ended September 30, 1997 through 2001

	Nine Months Ended June 30,		Years Ended September 30,				
	2002	2001	2001	2000	1999	1998	1997
				(In thousands)			
Selected Operations Data:							
Total interest income	$ 3,538	$ 4,216	$ 5,566	$ 5,101	$ 4,983	$ 5,174	$ 4,682
Total interest expense	1,878	2,786	3,633	3,024	2,846	3,263	2,895
Net interest income	1,660	1,430	1,933	2,077	2,137	1,911	1,787
Provision for loan losses	3	22	22	12	12	11	14
Net interest income after provision for loan losses	1,657	1,408	1,911	2,065	2,125	1,900	1,773
Fees and service charges	126	92	129	109	99	110	103
Gain (loss) on sale of securities available-for-sale	--	3	3	--	--	--	(14)
Gain on sale of premises	--	--	69	--	--	--	--
Gain on sale of loans	74	24	40	--	47	22	--
Other noninterest income	11	7	15	16	9	15	24
Total noninterest income	211	126	256	125	155	147	113
Total noninterest expense	1,745	1,731	2,337	2,055	1,931	1,706	1,526
Earnings (loss) before income taxes	123	(197)	(170)	135	349	341	360
Income taxes	42	67	58	27	128	123	117
Net earnings (loss)	$ 81	$ (130)	$ (112)	$ 108	$ 221	$ 218	$ 243

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 7

Normalized Earnings Trend
For the Twelve Months Ended June 30, 2002

Net income before taxes	$ 151
Expense adjustments:	
Provision for loan losses	0
Gain	(69)
Income adjustments	0
Normalized earnings before taxes	82
Taxes	28 [1]
Normalized earnings after taxes	$ 54

[1] Based on tax rate of 33.77 percent.

Source: Clay County Savings' financial statements

EXHIBIT 8

Performance Indicators
For The Nine Months Ended June 30, 2001 and 2002, and
For the Fiscal Years Ended September 30, 1997 through 2001

	Nine Months Ended June 30,		Years Ended September 30,				
	2001	2000	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:							
Operating Ratios:							
Return on average assets (1)	0.14%	(0.22)%	(0.14)%	0.15%	0.31%	0.31%	0.37%
Net yield on average interest-earning assets (1)(2)	3.01%	2.58%	2.64%	3.01%	3.11%	2.69%	2.75%
Net interest rate spread for period (1)	2.92%	2.47%	2.56%	2.76%	2.79%	2.36%	2.36%
Average interest-earning assets to average interest-bearing liabilities	102.62%	102.26%	101.53%	105.68%	107.67%	107.33%	108.70%
Noninterest expense to average assets (1)	2.99%	2.88%	3.01%	2.77%	2.72%	2.39%	2.33%
Efficiency ratio (3)	93.23%	111.31%	106.77%	93.30%	84.26%	82.86%	80.33%
Retained Earnings Ratios:							
Return on average retained earnings (1)	1.67%	(2.70)%	(1.73)%	1.69%	3.52%	3.59%	4.19%
Average retained earnings to average assets	8.35%	8.01%	8.31%	8.63%	8.82%	8.50%	8.85%
Long term borrowings to retained earnings	57.47%	108.24%	107.17%	31.92%	72.59%	77.48%	0.00%
Tier 1 leverage ratio	8.29%	7.67%	8.21%	8.32%	9.03%	8.61%	8.34%
Tier 1 risk-based ratio	15.82%	13.98%	14.63%	14.23%	17.16%	16.63%	15.80%
Total risk-based capital ratio	16.30%	14.40%	15.07%	14.61%	17.68%	17.12%	16.25%
Asset Quality Ratios:							
Net charge-offs (recoveries) to average nonperforming assets	0.00%	1.46%	1.62%	10.47%	0.00%	0.00%	0.00%
Net charge-offs (recoveries) to average loans o/s during the year	0.00%	0.01%	0.01%	0.05%	0.00%	0.00%	0.00%
Allowance for loan losses to gross loans receivable	0.35%	0.30%	0.31%	0.26%	0.31%	0.28%	0.25%
Nonperforming loans to total assets	0.12%	0.22%	0.00%	0.47%	0.07%	0.36%	0.41%
Nonperforming assets to total assets	0.12%	0.58%	0.17%	0.72%	0.07%	0.36%	0.41%

(1) Ratios for the nine month periods have been annualized.

(2) Net interest income divided by average interest-earning assets.

(3) Noninterest expense divided by net interest income and noninterest income.

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 9

Volume/Rate Analysis
For the Nine Months Ended June 30, 2002
For the Fiscal Year Ended September 30, 2001

	Nine months ended June 30, 2002 vs. 2001 Increase (Decrease) Due to				Years Ended September 30, 2001 vs. 2000 Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
				(Dollars in thousands)				
Loans receivable	$ (499)	$ (243)	$ 33	$ (709)	$ 200	$ 182	$ 8	$ 390
Mortgage-backed securities	13	(12)	(2)	(1)	(11)	(4)	--	(15)
Securities	117	(51)	(24)	42	21	14	1	36
Other linterest-earning assets	136	(52)	(92)	(8)	56	(1)	(1)	54
Total interest-earning assets	$ (233)	$ (358)	(85)	$ (676)	$ 266	$ 191	8	$ 465
Passbook accounts	$ 1	$ (52)	$ --	$ (51)	$ 11	$ 21	2	$ 34
NOW deposits	45	(59)	(27)	(41)	18	(13)	(2)	3
Money market deposit accounts	117	(90)	(49)	(22)	49	11	2	62
Certificates	105	(414)	(28)	(337)	(16)	187	(2)	169
FHLB advances	(424)	(64)	32	(456)	288	38	15	341
Total interest-bearing liabilities	$ (156)	$ (679)	$ (72)	$ (907)	$ 350	$ 244	15	$ 609
Change in net interest income				$ 231				$ (144)

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 10

Yield and Cost Trends
At June 30, 2002 and
For the Nine Months Ended June 30, 2001 and 2002, and
For the Years Ended September 30, 2000 and 2001

	At June 30, 2002	Nine Months Ended June 30,		Years Ended September 30,	
		2002	2001	2001	2000
	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate	Yield/ Rate
Interest-earning assets:					
Loans receivable [1]	6.99%	7.47%	7.98%	7.95%	7.65%
Mortgage-backed securities	5.30%	5.39%	6.42%	6.28%	6.48%
Securities[2]	4.38%	4.86%	6.12%	6.42%	6.13%
Other interest-earning assets	1.40%	1.09%	3.37%	3.30%	3.38%
Total interest-earning assets	5.93%	6.41%	7.62%	7.59%	7.40%
Interest-bearing liabilities:					
Passbook accounts	1.47%	1.63%	2.96%	3.10%	2.67%
Demand and NOW deposits [3]	0.76%	0.93%	1.98%	1.92%	2.14%
Money market deposit accounts	2.03%	2.23%	3.84%	3.74%	3.57%
Certificate accounts	3.47%	4.10%	5.65%	5.52%	5.00%
FHLB advances	5.97%	6.00%	6.48%	6.40%	6.09%
Total interest-bearing liabilities	2.43%	3.49%	5.15%	5.03%	4.64%
Net interest rate spread	3.50%	2.92%	2.47%	2.56%	2.76%
Net yield on average interest-earning assets		3.01%	2.58%	2.64%	3.01%

(1) Calculated net of loans in process.
(2) Includes FHLB stock.
(3) Includes noninterest-bearing NOW accounts.

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 11

Net Portfolio Value (NPV)
At June 30, 2002

Change in Interest Rates (Basis Points)	Net Portfolio Value			NPV as % of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change[1]
	(Dollars in thousands)				
300	$ 8,355	$ (1,500)	(15)%	10.56%	(150)
200	9,054	(800)	(8)	11.30	(77)
100	9,564	(290)	(3)	11.81	(26)
--	9,855	--	--	12.07	--
(100)	9,841	(13)	0	12.00	(7)
(200)**	N/A	N/A	N/A	N/A	N/A
(300)**	N/A	N/A	N/A	N/A	N/A

(1) Expressed in basis points.
** OTS no longer provides outputs associated with the -300 and -200 bps scenarios because of the abnormally low prevailing interest rate environment.

Source: OTS Interest Rate Risk Exposure Report

EXHIBIT 12

Loan Portfolio Composition
At June 30, 2002, and
At September 2000 and 2001

	At June 30, 2002		At September 30, 2001		At September 30, 2000	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Real estate loans:						
One- to four-family	$ 42,325	76.90%	$ 45,620	73.20%	$ 51,061	74.76%
Multi-family	840	1.53%	1,208	1.94%	1,056	1.55%
Commercial real estate[1]	3,786	6.88%	2,525	4.05%	2,579	3.77%
Construction and land development	5,100	9.27%	9,716	15.59%	10,974	16.07%
Total real estate loans	52,051	94.58%	59,069	94.78%	65,670	96.15%
Other loans:						
Consumer loans:						
Deposit account	180	0.33%	360	0.58%	210	0.31%
Automobile	722	1.31%	604	0.97%	397	0.58%
Home equity	1,164	2.11%	1,996	3.20%	1,801	2.64%
Home equity (lines of credit)[2]	440	0.80%	--	0.00%	--	0.00%
Other	98	0.18%	83	0.13%	69	0.10%
Total consumer loans	2,604	4.73%	3,043	4.88%	2,477	3.63%
Commercial business loans [3]	382	0.69%	208	0.34%	150	0.22%
Total loans	55,037	100.00%	62,320	100.00%	68,297	100.00%
Less:						
Loans in process	1,769		2,816		4,009	
Deferred fees and discounts	20		37		23	
Allowance for losses	193		190		176	
Total loans receivable, net	$ 53,055		$ 59,277		$ 64,089	

[1] Represents the disbursed portion of outstanding lines of credit. Lines of credit secured by commercial real estate totaled $1,238,000 at June 30, 2002; $440,000 at September 30, 2001; and zero at September 30, 2000.

[2] Represents the disbursed portion of home equity lines of credit. Home equity lines of credit. Home equity lines of credit totaled $1,814,000 at June 30, 2002. There were no lines outstanding at September 30, 2001 or 2000.

[3] Represents the disbursed portion of commercial business lines of credit. Lines of credit for commercial business purposes totaled $685,000 at June 30, 2002 and September 30, 2001; there were no lines outstanding at September 30, 2000.

Source: CCSB Financial Corp's Prospectus

EXHIBIT 13

Loan Maturity Schedule
At June 30, 2002

	One- to Four-Family	Multi-family	Commercial Real Estate	Construction and Land (In thousands)	Consumer	Commercial Business	Total Loans
Amounts due in:							
Within one year	$ 13,936	$ --	$ 2,126	$ 5,100	$ 662	$ 320	$ 22,144
One through three years	13,656	--	486	--	394	47	14,583
Three through five years	2,907	149	509	--	618	15	4,198
Five through ten years	5,291	--	379	--	930	--	6,600
Ten through twenty years	6,036	691	286	--	--	--	7,013
More than twenty years	499	--	--	--	--	--	499
Total loans	$ 42,325	$ 840	$ 3,786	$ 5,100	$ 2,604	$ 382	$ 55,037

	Due After June 30, 2003		
	Fixed Rates	Adjustable Rates (In thousands)	Total
One- to four-family real estate	$ 10,709	$ 17,680	$ 28,389
Multi-family real estate	840	--	840
Commercial real estate	1,660	--	1,660
Construction and land	--	--	--
Consumer	1,942	--	1,942
Commercial business	62	--	62
Total loans	$15,213	$17,680	$ 32,893

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 14

Loan Originations and Purchases
For The Nine Months Ended June 30, 2001 and 2002, and
For the Years Ended September 30, 2000 and 2001

	For the Nine Months Ended June 30,		Years Ended September 30,	
	2002	2001	2001	2000
	(In thousands)			
Originations by type:				
Real estate:				
One- to four-family	$ 20,214	$ 7,354	$ 11,947	$ 10,743
Multi-family	800	240	240	500
Commercial	2,315	672	770	1,634
Construction	5,312	7,140	9,790	13,402
Non-real estate:				
Consumer	2,964	1,821	2,656	2,488
Commercial business	416	520	520	167
Total loans originated	$ 32,021	$ 17,747	$ 25,923	$ 28,934
Sales and Repayments:				
Real estate:				
One- to four-family	$ 7,260	$ 2,775	$ 4,753	$ 0
Multi-family	0	0	0	0
Commercial	610	0	0	0
Construction	0	0	0	0
Non-real estate:				
Consumer	0	0	0	0
Commercial business	0	0	0	0
Total loans sold	$ 7,870	$ 2,775	$ 4,753	$ 0
Principal repayments	31,433	19,439	27,147	22,499
Total reductions	$ 39,303	$ 22,214	$ 31,900	$ 22,499
Increase (decrease) in other items, net	1,059	1,310	1,166	509
Net increase (decrease)	$ (6,223)	$ (3,157)	$ (4,811)	$ 6,944

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 15

Delinquent Loans
At June 30, 2002, and
September 30, 2000 and 2001

	At June 30, 2002				At September 30, 2001			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
				(Dollars in Thousands)				
Real estate loans:								
One- to four-family	--	$ --	2	$ 96	1	$ 46	--	$ --
Multi-family	--	--	--	--	--	--	--	--
Commercial real estate	--	--	--	--	--	--	--	--
Construction and development	--	--	--	--	--	--	--	--
Consumer loans	1	13	--	--	--	--	1	$ 2
Commercial business	--	--	--	--	--	--	--	--
Total loans	1	$ 13	2	$ 96	1	$ 46	1	$ 2
Delinquent loans to total loans		0.02%		0.16%		0.08%		0.00%

	At September 30, 2002			
	60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
		(Dollars in Thousands)		
Real estate loans:				
One- to four-family	1	$ 68	2	$ 112
Multi-family	--	--	--	--
Commercial real estate	--	--	1	256
Construction and development	--	--	--	--
Consumer loans	1	--	--	--
Commercial business	--	--	--	--
Total loans	1	$ 68	3	$ 368
Delinquent loans to total loans		0.11%		0.57%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 16

Nonperforming Assets
At June 30, 2002, and at September 30, 2000 and 2001

	At June 30,	At September 30,	
	2002	2001	2000
	(Dollars in thousands)		
Nonaccruing loans:			
One- to four-family	$ 96	$ 0	$ 0
Multi-family	0	0	0
Commercial real estate	0	0	0
Construction or development	0	0	256
Consumer and other	0	2	112
Commercial business	0	0	0
Total	$ 96	$ 2	$ 368
Accruing loans delinquent more than 90 days:			
One- to four-family	$ 0	$ 0	$ 0
Multi-family	0	0	0
Commercial real estate	0	0	0
Construction or development	0	0	0
Consumer and other	0	0	0
Commercial business	0	0	0
Total	$ 0	$ 0	$ 0
Foreclosed assets:			
One- to four-family	$ 0	$ 0	$ 0
Multi-family	0	0	0
Commercial real estate	0	0	0
Construction or development	0	133	193
Consumer and other	0	0	0
Commercial business	0	0	0
Total	$ 0	$ 133	$ 193
Total nonperforming assets	$ 96	$ 135	$ 561
Total as a percentage of total assets	0.12%	0.17%	0.72%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 17

Classified Assets
At June 30, 2002

	June 30, 2002 (In thousands)
Classified Assets:	
Special mention	$ 0
Substandard	98
Doubtful assets	0
Loss assets	0
Total classified assets	$ 98

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 18

Allowance for Loan Losses
At or for the Nine Months Ended June 30, 2001 and 2002 and For the Fiscal Years Ended September 30, 2000 and 2001

	At or for the Nine months ended June 30,		For the years ended September 30,	
	2002	2001	2001	2000
	(Dollars in thousands)			
Balance at beginning of period	$ 190	$ 176	$ 176	$ 193
Charge-offs:				
One- to four-family	--	--	--	--
Multi-family	--	--	--	--
Commercial real estate				29
Construction or development				
Consumer and other	2	7	7	--
Commercial business	--	--	--	--
	2	7	7	29
Recoveries	2	--	--	--
Net charge-offs	--	7	7	29
Additions charged to operations	3	21	21	12
Balance at end of period	$ 193	$ 190	$ 190	$ 176
Ratio of net charge-offs during the period to average loans outstanding during the period	0.00%	0.01%	0.01%	0.05%
Ratio of net charge-offs during the period to non-performing loans	0.00%	1.46%	1.62%	10.47%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 19

Investment Portfolio Composition
At June 30, 2002, and
At September 30, 2000 and 2001

	At June 30,		At September 30,			
	2002		2001		2000	
	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
			(Dollars in thousands)			
Investment securities held for investment:						
Municipal bonds	$ 16	0.2%	$ 16	0.2%	$ 16	0.3%
Investment securities available for sale:						
Federal agency obligations	6,157	75.7%	5,380	73.1%	4,281	83.0%
AMF Adjustable-rate mortgage fund	1,001	12.3%	1,001	13.6%	--	--
Subtotal	7,158	88.0%	6,381	86.7%	4,281	83.0%
FHLB stock	963	11.8%	963	13.1%	860	16.7%
Total investment securities and FHLB stock	8,137	100.0%	7,360	100.0%	5,157	100.0%
Other interest-earning assets:						
Interest-bearing deposits with banks	9,181	100.0%	2,743	100.0%	1,287	100.0%
Total	$ 9,181	100.0%	$ 2,743	100.0%	$ 1,287	100.0%
Mortgage-backed securities available-for-sale						
GNMA	$ 729	38.86%	$ 1,010	50.42%	$ 158	10.29%
FNMA	566	30.17%	800	39.94%	1,097	71.42%
FHLMC	581	30.97%	193	9.64%	281	18.29%
	$ 1,876	100.00%	$ 2,003	100.00%	$ 1,536	100.00%
Total mortgage-backed securities	$ 1,876	100.00%	$ 2,003	100.00%	$ 1,536	100.00%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 20

Mix of Deposits
At June 30, 2002 and September 30, 2001 and 2000

	Nine Months Ended June 30, 2002		Years Ended September 30, 2001		Years Ended September 30, 2000	
	Amount	Percent of Deposits	Amount	Percent of Deposits	Amount	Percent of Deposits
	(Dollars in thousands)					
NOW accounts	$ 6,681	10.60%	$ 5,651	10.20%	$ 5,362	10.10%
Savings accounts	5,245	8.30%	5,291	9.60%	4,860	9.20%
Money market deposit accounts	11,501	18.30%	7,725	14.00%	6,359	12.00%
Noninterest-bearing demand checking accounts	1,480	2.40%	1,002	1.80%	487	0.90%
Total transaction deposit accounts	24,907	39.60%	19,669	35.60%	17,068	32.20%
Certificate of deposit accounts	37,954	60.40%	35,658	64.40%	35,970	67.80%
Total average deposits	$ 62,861	100.00%	$ 55,327	100.00%	$ 53,038	100.00%
Certificate accounts:						
1.01% - 2.00%	$ 5,653	15.52%	$ 0	0.00%	$ 0	0.00%
2.01% - 3.00%	12,620	34.65%	247	0.67%	0	0.00%
3.01% - 4.00%	5,420	14.88%	8,844	24.13%	0	0.00%
4.01% - 5.00%	5,662	15.55%	11,874	32.39%	5,354	15.15%
5.01% - 6.00%	4,665	12.81%	12,044	32.86%	26,044	73.71%
6.01% - 7.00%	2,399	6.59%	3,648	9.95%	3,934	11.14%
Total	$ 36,419	100.00%	$ 36,657	100.00%	$ 35,332	100.00%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 21

Certificates By Maturity
At June 30, 2002

	Maturity Date				
	1 Year or Less	Over 1 to 2 Years	Over 2 to 3 Years	Over 3 Years	Total
			(In thousands)		
Interest rate:					
1.01% - 2.00%	$ 5,611	$ 42	$ --	$ --	$ 5,653
2.01% - 3.00%	11,644	640	336	--	12,620
3.01% - 4.00%	4,094	278	854	194	5,420
4.01% - 5.00%	3,253	1,268	246	895	5,662
5.01% - 6.00%	2,805	733	1,016	111	4,665
6.01% - 7.00%	1,138	249	896	116	2,399
Total	$ 28,545	$ 3,210	$ 3,348	$ 1,316	$ 36,419

Source: CCSB Financial Corp's Prospectus

EXHIBIT 22

Deposit Activity
For the Nine Months Ended June 30, 2001 and 2002
For the Years Ended September 30, 2000 and 2001

	Nine Months Ended June 30,		Years Ended September 30,	
	2002	2001	2001	2000
	(Dollars in thousands)			
Net deposits (withdrawals)	$ 4,206	$ 3,471	$ 2,881	$ ($3,797)
Interest credit on deposit accounts	1,386	1,683	2,217	1,966
Total increase (decrease) in deposit accounts	$ 5,592	$ 5,154	$ 5,098	$ (1,831)

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 23

Borrowed Funds Activity
At or For the Nine Months Ended June 30, 2001 and June 30, 2002
At or For the Years Ended September 30, 2000 and 2001

	Nine Months Ended June 30,		Year Ended September 30,	
	2002	2001	2001	2000
	(Dollars in thousands)			
FHLB advances:				
Maximum month-end balance	$ 11,928	$ 18,762	$ 18,762	$ 17,199
Balance at the end of period	6,890	17,441	11,929	17,199
Average balance	8,909	17,648	16,713	12,190
Weighted average interest rate at end of period	5.97%	6.19%	5.93%	6.66%
Weighted average interest rate during period	6.00%	6.48%	6.39%	6.08%

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 24

OFFICES OF CLAY COUNTY SAVINGS
LIBERTY, MISSOURI
June 30, 2002

Location	Owned or Leased	Year Opened	Net Book Value at June 30, 2002 (000)
1178 W. 152 Highway Liberty, Missouri 64068	Owned	2000	$3,664
303 S. Jefferson Kearney, Missouri 64060	Owned	1974	206
1101 S. 169 Highway Smithville, Missouri 64089	Owned	1979	240
134 N. Water Liberty, Missouri 64068	Owned	1961	253

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 25

MANAGEMENT OF THE ASSOCIATION
At June 30, 2002

Name	Position(s) Held with the Bank	Age [1]	Director Since	Term Expires
John R. Cooper	Chairman of the Board	77	1969	2004
William J. Turpin	Vice Chairman of the Board	83	1985	2002
Robert A. Whipple	Director and Vice President	72	1978	2003
Keith A. Oberkrom	Director	55	1992	2002
George A. McKinley	Director	66	1996	2003
John R. Davis	Director, President and Chief Executive Officer	55	1992	2004
Mario Usera	Director, Executive Vice President and Chief Financial Officer	42	2002	2002
Deborah A. Jones	Senior Vice President, Secretary and Treasurer	47	--	--
Debra S. Coltman	Senior Vice President and Chief Lending Officer	49	--	--

[1] Age as of June 30, 2002

Source: CCSB Financial Corp.'s Prospectus

EXHIBIT 26

Key Demographic Data and Trends
Market Area, Liberty City, Clay and Platte Counties,
Missouri and the United States
1990, 2000 and 2006

	1990	2000	% Change	2006	% Change
Population					
Market Area	211,278	257,787	22.0%	289,504	12.3%
Liberty City	20,363	26,232	28.8%	29,747	13.4%
Clay County	153,411	184,006	19.9%	205,188	11.5%
Platte County	57,867	73,781	27.5%	84,316	14.3%
Missouri	5,117,073	5,595,211	9.3%	5,866,293	4.8%
United States	248,709,873	281,421,906	13.2%	302,194,564	7.4%
Households					
Market Area	81,114	101,836	25.5%	115,908	13.8%
Liberty City	7,156	9,511	32.9%	11,023	15.9%
Clay County	58,998	72,558	23.0%	81,850	12.8%
Platte County	22,116	29,278	32.4%	34,058	16.3%
Missouri	1,961,364	2,194,594	11.9%	2,332,713	6.3%
United States	91,993,582	105,480,101	14.7%	113,737,320	7.8%
Per Capita Income					
Market Area	$ 15,744	$ 24,024	52.6%	--	--
Liberty City	15,873	23,415	47.5%	--	--
Clay County	15,369	23,144	50.6%	--	--
Platte County	16,737	26,356	57.5%	--	--
Missouri	12,989	19,936	53.5%	--	--
United States	14,420	21,587	49.7%	--	--
Median Household Income					
Market Area	$ 35,412	$ 50,403	42.3%	$ 59,026	17.1%
Liberty City	36,388	52,745	45.0%	63,912	21.2%
Clay County	34,370	48,347	40.7%	56,691	17.3%
Platte County	38,173	55,849	46.3%	65,214	16.8%
Missouri	26,362	37,934	43.9%	44,678	17.8%
United States	30,056	41,994	39.7%	46,870	11.6%

Source: Census Bureau and ESRI

EXHIBIT 27

Key Housing Data
Market Area, Liberty City, Clay and Platte Counties, Missouri and the United States
1990 & 2000

		1990	2000
Occupied Housing Units			
Market Area		81,057	101,836
Liberty City		7,194	9,511
Clay County		58,915	72,558
Platte County		22,142	29,278
Missouri		1,961,206	2,194,594
United States		91,947,410	105,480,101
Occupancy Rate			
Market Area			
	Owner-Occupied	66.8%	69.7%
	Renter-Occupied	33.2%	30.3%
Liberty City			
	Owner-Occupied	68.6%	73.5%
	Renter-Occupied	31.4%	26.5%
Clay County			
	Owner-Occupied	67.5%	70.7%
	Renter-Occupied	32.5%	29.3%
Platte County			
	Owner-Occupied	65.1%	67.5%
	Renter-Occupied	34.9%	32.5%
Missouri			
	Owner-Occupied	68.8%	70.3%
	Renter-Occupied	31.2%	29.7%
United States			
	Owner-Occupied	64.2%	66.2%
	Renter-Occupied	35.8%	33.8%
Median Housing Values			
Market Area		$ 68,652	$ 110,873
Liberty City		76,600	121,600
Clay County		68,200	104,900
Platte County		80;800	126,700
Missouri		59,300	89,900
United States		79,098	119,600
Median Rent			
Market Area		$ 432	$ 593
Liberty City		418	551
Clay County		429	576
Platte County		443	640
Missouri		368	484
United States		374	602

Source: U.S. Census Bureau

EXHIBIT 28

Major Sources of Employment by Industry Group
Market Area, Liberty City, Clay and Platte Counties, Missouri and the United States
1990 and 2000

	1990					
Industry Group	Market Area	Liberty City	Clay County	Platte County	Missouri	United States
Agriculture/Mining	1.4%	1.2%	1.0%	2.4%	3.6%	1.3%
Construction	4.8%	4.4%	4.7%	4.9%	5.8%	4.8%
Manufacturing	16.2%	17.5%	17.2%	13.6%	18.6%	19.2%
Transportation/Utilities	13.5%	10.2%	12.2%	16.8%	8.1%	5.9%
Wholesale/Retail	23.3%	20.8%	24.1%	21.0%	21.7%	27.5%
Finance, Insurance & Real Estate	8.4%	7.0%	8.5%	8.2%	6.3%	7.3%
Services	32.5%	38.9%	32.3%	33.1%	35.9%	34.0%

	2000					
	Market Area	Liberty City	Clay County	Platte County	Missouri	United States
Agriculture/Mining	0.7%	0.5%	0.6%	1.1%	2.2%	1.9%
Construction	6.2%	6.7%	6.2%	5.8%	6.9%	6.8%
Manufacturing	11.7%	11.0%	12.0%	9.7%	14.8%	14.1%
Wholesale/Retail	17.2%	16.0%	17.4%	16.1%	15.6%	15.3%
Transportation/Utilities	8.3%	6.3%	8.0%	10.3%	5.7%	5.2%
Information	4.0%	4.2%	3.9%	4.5%	3.0%	3.1%
Finance, Insurance & Real Estate	8.9%	8.7%	8.8%	9.5%	6.7%	6.9%
Services	42.9%	46.6%	42.9%	43.0%	45.3%	46.7%

Source: Bureau of the Census

EXHIBIT 29

Unemployment Rates
Market Area, Clay and Platte Counties, Missouri and the United States
1998, 1999, 2000, 2001 and through June 2002

Location	1997	1998	1999	2000	2001	Through June 2002
Market area	2.8%	2.6%	2.2%	2.1%	3.0%	4.0%
Clay County	2.9%	2.7%	2.4%	2.2%	3.1%	4.0%
Platte County	2.6%	2.5%	2.0%	2.0%	2.8%	4.0%
Missouri	4.2%	4.2%	3.4%	3.5%	4.7%	5.4%
United States	4.5%	4.2%	4.0%	4.0%	4.8%	6.0%

Source: Local Area Unemployment Statistics - U.S. Bureau of Labor

EXHIBIT 30

Market Share of Deposits
Market Area
June 30, 2001

	Market Area's Deposits ($000)	Clay County S & L's Share ($000)	Clay County S & L's Share (%)
Banks	$ 2,204,748	---	---
Thrifts	499,873	$ 57,976	11.6%
	$ 2,704,621	$ 57,976	2.1%

Source: FDIC/OTS

EXHIBIT 31

National Interest Rates by Quarter
1999 - 2002

	1st Qtr. 1999	2nd Qtr. 1999	3rd Qtr. 1999	4th Qtr. 1999
Prime Rate	8.00%	8.00%	8.25%	8.50%
90-Day Treasury Bills	4.42%	4.93%	4.95%	5.30%
1-Year Treasury Bills	5.10%	5.40%	5.97%	6.19%
30-Year Treasury Notes	5.65%	5.96%	6.31%	6.38%

	1st Qtr. 2000	2nd Qtr. 2000	3rd Qtr. 2000	4th Qtr. 2000
Prime Rate	9.00%	9.50%	9.50%	9.50%
90-Day Treasury Bills	5.63%	6.04%	5.98%	5.90%
1-Year Treasury Bills	6.16%	6.18%	6.05%	6.01%
30-Year Treasury Notes	6.30%	6.25%	5.65%	5.78%

	1st Qtr. 2001	2nd Qtr. 2001	3rd Qtr. 2001	4th Qtr. 2001
Prime Rate	7.50%	6.75%	5.75%	4.75%
90-Day Treasury Bills	4.75%	3.51%	2.95%	1.74%
1-Year Treasury Bills	4.90%	3.70%	3.27%	2.35%
30-Year Treasury Notes	5.92%	5.70%	5.65%	5.62%

	1st Qtr. 2002	2nd Qtr. 2002
Prime Rate	4.75%	4.75%
90-Day Treasury Bills	1.72%	1.68%
1-Year Treasury Bills	1.60%	1.59%
30-Year Treasury Notes	4.95%	4.94%

Source: The Wall Street Journal

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
AKPB	Alaska Pacific Bancshares Inc.	AK	OTC BB	15.000	16.100	10.450	1.69	1.69	1.42	235.37	0.21	10.87	68.93	6.37	9.80
SRN	Southern Banc Co.	AL	AMEX	12.250	13.310	9.900	0.00	-4.30	0.70	106.69	0.35	17.50	70.73	11.48	NA
SZB	SouthFirst Bancshares Inc.	AL	AMEX	12.500	12.950	9.300	11.11	2.04	-0.45	170.86	0.60	NM	74.72	7.32	NM
FFBH	First Federal Bancshares of AR	AR	NASDAQ	25.250	26.449	19.250	4.77	3.70	2.36	242.20	0.46	10.93	103.57	10.43	10.93
HCBB	HCB Bancshares Inc.	AR	NASDAQ	15.100	16.700	11.900	2.72	-6.39	0.77	158.12	0.26	20.41	88.46	9.55	20.41
PFSL	Pocahontas Bancorp Inc.	AR	NASDAQ	10.830	11.800	7.450	8.30	9.39	0.92	128.42	0.28	11.77	104.03	8.43	NA
SUFI	Superior Financial Corp.	AR	NASDAQ	19.310	20.200	13.000	18.10	1.90	NA	198.71	NA	NA	128.73	9.72	NA
BYFC	Broadway Financial Corp.	CA	NASDAQ	16.200	16.700	9.260	15.71	13.29	1.08	198.30	0.20	15.14	100.37	8.17	15.14
DSL	Downey Financial Corp.	CA	NYSE	42.190	56.420	32.620	17.85	-22.73	4.20	394.20	0.36	10.05	151.33	10.70	10.07
FPTB	First PacTrust Bancorp Inc.	CA	NASDAQ	14.230	14.520	14.030	NA	NA	NA	NA	NA	NA	NA	NA	NA
FED	FirstFed Financial Corp.	CA	NYSE	27.800	32.330	21.410	16.37	-5.73	2.90	255.25	0.00	9.82	137.08	10.89	9.82
GSB	Golden State Bancorp Inc.	CA	NYSE	34.980	39.650	23.500	15.07	-11.22	2.92	380.58	0.40	12.06	184.30	9.19	12.15
GDW	Golden West Financial	CA	NYSE	65.860	70.700	45.020	13.26	-5.07	5.74	402.19	0.28	11.62	219.24	16.38	12.06
HTHR	Hawthorne Financial Corp.	CA	NASDAQ	27.540	33.360	17.060	-1.92	-10.21	3.96	323.49	0.00	9.84	169.37	8.51	9.73
NDE	IndyMac Bancorp Inc.	CA	NYSE	23.130	28.950	17.550	21.67	-4.42	2.35	125.48	0.00	10.19	153.59	18.43	10.56
ITLA	ITLA Capital Corp.	CA	NASDAQ	30.020	31.850	17.750	8.30	3.02	3.00	248.90	0.00	10.53	118.99	12.06	10.53
LFCO	Life Financial Corp.	CA	NASDAQ	4.100	4.270	0.800	42.36	13.54	-3.11	184.75	0.00	NM	111.41	2.22	NM
MBBC	Monterey Bay Bancorp Inc.	CA	NASDAQ	17.550	19.450	12.500	2.63	-6.35	1.42	161.20	0.00	12.81	114.41	10.89	13.20
PFB	PFF Bancorp Inc.	CA	NYSE	33.700	38.500	22.500	9.45	-1.03	3.03	227.17	0.30	12.25	149.18	14.83	12.25
PROV	Provident Financial Holdings	CA	NASDAQ	23.160	23.300	14.200	12.98	12.03	1.77	184.23	0.00	13.79	122.80	12.57	14.39
QCBC	Quaker City Bancorp Inc.	CA	NASDAQ	35.700	38.490	20.640	14.83	24.24	3.34	225.03	0.00	11.26	183.64	15.86	11.09
UPFC	United PanAm Financial Corp.	CA	NASDAQ	6.910	8.000	4.400	4.07	2.37	0.62	51.19	0.00	12.12	132.88	13.50	12.12
WES	Westcorp	CA	NYSE	20.900	32.000	15.530	-2.15	-30.52	1.60	288.44	0.57	13.06	136.07	7.25	13.14
HCBC	High Country Bancorp Inc.	CO	NASDAQ	19.440	20.500	15.320	2.32	-1.26	1.82	188.08	0.50	10.86	111.47	10.34	10.86
MTXC	Matrix Bancorp Inc.	CO	NASDAQ	10.990	13.500	9.800	7.22	-11.37	1.21	251.50	0.00	9.08	96.49	4.37	NA
ANE	Alliance Bncp of New England	CT	AMEX	15.310	15.455	9.409	15.20	12.99	1.19	157.05	0.27	13.43	170.87	9.75	11.78
AMFH	American Financial Holdings	CT	NASDAQ	31.670	31.900	22.900	22.23	7.57	1.53	129.45	0.69	22.30	159.63	24.46	24.18
SBMC	Connecticut Bancshares Inc.	CT	NASDAQ	34.660	35.000	20.060	20.43	3.46	1.65	220.03	0.37	NA	155.29	15.75	NA
NMIL	NewMil Bancorp Inc.	CT	NASDAQ	20.180	22.990	12.510	3.42	-9.99	1.43	149.65	0.47	14.73	164.47	13.48	14.73
WBST	Webster Financial Corp.	CT	NASDAQ	38.040	40.100	27.080	19.06	-2.76	3.11	257.92	0.70	12.43	172.60	14.75	12.98
IFSB	Independence Federal Svgs Bank	DC	NASDAQ	11.950	12.273	7.727	2.93	3.91	0.53	186.10	0.00	NM	73.86	6.42	27.79
WSFS	WSFS Financial Corp.	DE	NASDAQ	30.600	30.949	15.250	47.47	25.41	3.01	213.98	0.17	11.05	241.52	14.30	10.48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
BBX	BankAtlantic Bancorp Inc.	FL	NYSE	10.030	13.010	7.000	27.61	-10.84	0.50	101.44	0.12	11.53	126.64	9.89	13.55
BKUNA	BankUnited Financial Corp.	FL	NASDAQ	17.650	19.480	12.000	18.30	0.80	1.12	231.95	0.00	16.65	136.50	7.61	17.48
FDTR	Federal Trust Corp.	FL	NASDAQ	4.050	4.550	2.260	1.25	-7.74	0.33	58.49	0.00	12.27	112.19	6.92	12.66
FFLC	FFLC Bancorp Inc.	FL	NASDAQ	29.010	29.050	18.500	3.57	6.81	2.19	249.30	0.54	13.56	153.74	11.64	13.56
FFFL	Fidelity Bankshares Inc.	FL	NASDAQ	20.170	22.470	12.400	3.65	-3.26	0.92	149.07	0.40	21.92	176.77	13.53	22.66
FFBK	FloridaFirst Bancorp Inc.	FL	NASDAQ	19.410	20.070	12.660	15.19	1.89	1.09	151.16	0.22	18.66	110.66	12.84	20.01
HARB	Harbor Florida Bancshares Inc.	FL	NASDAQ	23.010	25.180	15.690	9.47	-4.13	1.27	82.59	0.43	18.41	235.28	27.86	18.56
EBDC	Ebank.com Inc.	GA	OTC BB	1.600	3.950	1.500	-1.23	-17.95	-1.04	54.03	0.00	NM	228.57	2.96	NM
FGHC	First Georgia Holding Inc.	GA	NASDAQ	3.569	4.250	1.860	-4.83	-10.78	0.20	32.69	0.10	17.85	135.19	10.92	17.85
NTBK	NetBank Inc.	GA	NASDAQ	10.630	18.510	6.700	13.57	-32.08	-0.66	72.13	0.00	NM	137.34	14.74	NM
FFSX	First Federal Bankshares Inc.	IA	NASDAQ	14.000	14.350	10.590	15.23	2.94	0.85	154.72	0.32	16.87	82.60	9.05	18.67
CASH	First Midwest Financial Inc.	IA	NASDAQ	13.110	15.450	12.500	-9.59	-5.68	0.76	237.83	0.52	17.48	73.28	5.51	17.96
HZFS	Horizon Financial Svcs Corp.	IA	OTC BB	10.300	10.850	7.000	1.48	2.49	1.43	118.06	0.18	7.30	84.50	8.72	8.37
FFFD	North Central Bancshares Inc.	IA	NASDAQ	28.510	29.870	19.550	19.44	5.20	3.01	237.85	0.66	10.07	128.42	11.99	10.07
SFFC	StateFed Financial Corp.	IA	NASDAQ	9.270	11.500	7.800	-4.43	-12.54	0.51	74.99	0.40	18.54	82.04	12.36	18.54
FBNW	FirstBank NW Corp.	ID	NASDAQ	19.240	19.980	16.220	6.24	0.68	1.82	216.10	0.46	10.87	89.28	8.90	10.93
AFBA	Allied First Bancorp Inc.	IL	OTC BB	11.150	12.600	10.500	-5.11	-7.32	NA	139.35	NA	NA	68.40	8.00	NA
BNKP	BankPlus FSB	IL	OTC BB	17.500	20.250	14.091	-5.41	-10.26	0.98	260.97	0.00	17.86	111.46	6.71	17.86
BFFC	Big Foot Financial Corp.	IL	NASDAQ	20.500	20.650	12.900	10.81	14.97	0.77	145.53	0.24	26.62	108.70	14.09	40.20
CFSL	Chesterfield Financial Corp.	IL	NASDAQ	18.150	18.430	13.550	1.40	1.45	0.84	88.87	0.00	21.87	96.70	20.42	21.87
CFSB	Citizens First Financial Corp.	IL	NASDAQ	19.000	20.300	16.400	2.70	-1.04	1.57	234.23	0.26	13.10	89.16	8.11	12.93
CLOV	Clover Leaf Financial Corp.	IL	OTC BB	14.600	14.900	10.000	0.69	0.00	NA	136.91	NA	NA	77.62	10.66	NA
ESDF	East Side Financial Inc.	IL	Pink Sheet	30.500	31.000	30.000	0.00	0.00	2.37	290.12	0.40	12.87	69.83	10.51	16.94
EFC	EFC Bancorp Inc.	IL	AMEX	17.150	18.500	11.700	3.63	5.47	1.41	157.74	0.52	12.61	110.22	10.87	12.61
FBCI	Fidelity Bancorp Inc.	IL	NASDAQ	22.400	22.500	15.267	0.45	-0.22	2.59	224.88	0.34	9.03	129.11	9.96	9.49
FBTC	First BancTrust Corp.	IL	NASDAQ	15.850	16.700	11.950	-0.94	-2.16	1.27	152.52	0.15	12.48	80.17	10.39	12.48
FFBI	First Federal Bancshares Inc.	IL	NASDAQ	19.597	19.610	14.830	9.17	12.62	0.91	121.27	0.32	21.77	91.15	16.16	23.06
FSFF	First SecurityFed Financial	IL	NASDAQ	21.200	22.450	16.910	-2.13	-0.47	NA	110.55	NA	NA	105.37	19.18	NA
GTPS	Great American Bancorp	IL	NASDAQ	24.799	24.800	16.850	3.38	5.53	1.87	195.11	0.44	14.17	111.06	12.71	14.17
HMLK	Hemlock Federal Financial Corp	IL	NASDAQ	28.000	28.650	21.520	5.86	6.87	2.27	307.98	0.58	12.96	131.95	9.09	15.64
KNK	Kankakee Bancorp Inc.	IL	AMEX	36.720	40.500	24.850	-0.76	-5.73	3.07	458.24	0.51	12.16	105.97	8.01	13.07
MAFB	MAF Bancorp Inc.	IL	NASDAQ	35.060	40.110	24.300	13.87	-10.10	2.82	248.59	0.54	12.80	174.17	14.10	12.99

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
MCPH	Midland Capital Holdings Corp.	IL	OTC BB	21.550	26.750	16.000	0.00	13.42	2.38	413.73	0.46	9.13	75.46	5.21	9.13
NBSI	North Bancshares Inc.	IL	NASDAQ	13.410	13.830	11.800	3.95	1.13	0.46	123.74	0.44	29.15	113.36	10.84	29.80
PFED	Park Bancorp Inc.	IL	NASDAQ	21.950	23.100	17.200	3.00	9.75	1.68	198.72	0.48	13.38	94.86	11.05	15.14
UMBR	Umbrella Bancorp Inc.	IL	OTC BB	6.000	12.000	6.000	-30.23	-26.83	-0.89	304.58	0.15	NM	60.12	1.97	NM
WTWN	West Town Bancorp Inc.	IL	OTC BB	11.900	12.000	11.900	-0.83	-0.83	0.98	281.80	0.00	12.27	56.34	4.22	12.27
AMFC	AMB Financial Corp.	IN	NASDAQ	12.100	12.800	7.950	2.63	6.61	1.20	171.92	0.24	10.25	85.63	7.04	10.25
ASBI	Ameriana Bancorp	IN	NASDAQ	13.400	16.000	11.750	4.28	-7.90	0.17	162.52	0.63	78.82	101.90	8.25	16.14
BRBI	Blue River Bancshares Inc.	IN	NASDAQ	4.500	5.500	3.310	-3.85	-7.22	-1.32	73.89	0.00	NM	69.88	6.09	NM
CITZ	CFS Bancorp Inc.	IN	NASDAQ	13.900	15.600	12.950	-0.36	-2.46	0.69	116.58	0.38	21.38	108.76	11.92	25.27
CSFC	City Savings Financial Corp.	IN	OTC BB	13.750	15.000	10.000	1.48	2.23	NA	141.43	NA	NA	76.73	9.72	NA
FFWC	FFW Corp.	IN	NASDAQ	15.351	16.480	12.400	3.37	-6.00	1.48	173.98	0.56	10.44	93.38	8.82	11.29
FFED	Fidelity Federal Bancorp	IN	NASDAQ	1.840	3.800	1.810	-16.36	-40.45	-0.01	27.21	0.00	46.00	89.32	6.76	NM
FBEI	First Bancorp of Indiana Inc.	IN	NASDAQ	15.010	15.140	12.250	4.51	3.52	0.73	104.24	0.27	21.44	83.95	14.40	21.44
FCAP	First Capital Inc.	IN	NASDAQ	17.000	17.500	12.800	5.20	6.25	1.28	114.37	0.51	13.39	124.09	14.86	13.39
HFSK	HFS Bank FSB	IN	Pink Sheet	12.370	13.000	10.010	-0.04	0.98	0.99	119.90	0.36	12.62	127.39	10.32	12.49
HBBI	Home Building Bancorp	IN	OTC BB	17.900	20.000	11.900	-10.50	2.29	1.60	176.76	0.32	11.19	75.02	10.13	11.40
HWEN	Home Financial Bancorp	IN	NASDAQ	3.901	5.840	3.470	6.88	-23.49	0.39	49.22	0.12	10.00	82.82	7.93	9.51
LNCB	Lincoln Bancorp	IN	NASDAQ	18.350	19.000	14.500	8.13	2.51	0.91	102.14	0.39	20.85	107.25	17.97	20.85
LOGN	Logansport Financial Corp.	IN	NASDAQ	17.001	18.320	12.750	0.01	-2.29	1.40	161.56	0.25	12.41	98.90	10.52	12.50
LSBI	LSB Financial Corp.	IN	NASDAQ	18.900	19.650	14.250	5.59	-1.89	1.88	218.11	0.42	10.33	102.49	8.67	10.33
MFBC	MFB Corp.	IN	NASDAQ	21.780	25.150	18.000	-9.25	-8.29	0.42	315.96	0.41	58.86	86.70	6.89	27.92
MFSF	MutualFirst Financial Inc.	IN	NASDAQ	19.290	20.850	14.150	4.67	-0.46	1.31	128.58	0.34	14.84	114.14	15.00	14.95
NEIB	Northeast Indiana Bancorp	IN	NASDAQ	14.850	16.250	12.300	3.12	-6.60	1.17	145.37	0.47	12.80	86.64	10.22	12.80
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	23.500	23.500	20.250	1.08	2.17	1.89	168.42	1.08	12.57	171.41	13.95	12.84
PFDC	Peoples Bancorp	IN	NASDAQ	18.850	19.489	14.750	4.72	-1.97	1.51	141.16	0.60	12.57	108.21	13.35	12.65
PBNC	PFS Bancorp Inc.	IN	NASDAQ	15.900	17.600	10.000	-4.22	7.36	NA	78.39	NA	NA	87.41	20.28	NA
RIVR	River Valley Bancorp	IN	NASDAQ	27.740	28.350	19.500	11.81	5.88	3.04	251.33	0.63	9.44	117.15	11.04	10.55
SFBI	Security Financial Bancorp Inc	IN	NASDAQ	20.250	20.750	18.110	3.79	1.45	0.59	107.32	0.00	34.32	104.22	18.87	28.52
SOBI	Sobieski Bancorp Inc.	IN	NASDAQ	12.290	16.800	11.150	-12.59	-6.89	0.39	204.29	0.32	31.51	62.93	6.02	87.79
UCBC	Union Community Bancorp	IN	NASDAQ	14.880	15.348	13.000	4.06	-0.80	1.19	110.99	0.53	12.50	93.35	13.41	11.36
FFOL	First Federal of Olathe Bncp	KS	OTC BB	23.000	27.500	21.550	0.00	-1.29	0.98	107.42	4.40	23.71	93.42	21.41	23.71
FFSL	First Independence Corp.	KS	NASDAQ	16.000	17.000	12.500	1.27	2.89	1.44	159.30	0.48	7.69	102.37	10.04	11.51

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FKAN	First Kansas Financial Corp.	KS	NASDAQ	13.490	14.750	12.800	4.17	-3.64	0.72	167.84	0.20	19.27	75.07	8.04	19.84
CKFB	CKF Bancorp Inc.	KY	NASDAQ	18.100	20.110	14.780	-3.21	-1.63	1.90	202.36	0.70	9.68	88.60	8.94	9.68
FFKY	First Federal Financial Corp.	KY	NASDAQ	23.400	24.490	14.950	1.56	0.61	1.99	182.10	0.72	11.82	148.85	12.85	11.82
FKKY	Frankfort First Bancorp Inc.	KY	NASDAQ	18.250	18.780	15.920	7.54	-1.08	1.07	113.12	1.12	17.55	125.86	16.13	17.55
HFFB	Harrodsburg First Fin Bancorp	KY	NASDAQ	11.990	13.523	10.000	9.00	-0.08	0.46	106.54	0.60	26.07	67.10	11.25	26.07
HFBC	HopFed Bancorp Inc.	KY	NASDAQ	12.490	12.860	10.000	0.71	0.40	0.79	83.27	0.44	15.81	100.97	15.00	11.90
KYF	Kentucky First Bancorp Inc.	KY	AMEX	14.400	14.650	12.200	1.05	3.60	1.07	86.10	0.62	13.98	102.35	16.72	13.98
ANA	Acadiana Bancshares Inc.	LA	AMEX	24.400	26.860	20.400	-2.40	-7.58	2.22	268.27	0.60	11.90	102.65	9.10	12.64
ALGC	Algiers Bancorp Inc.	LA	OTC BB	7.750	9.150	7.050	0.00	-7.74	-1.01	99.78	0.00	NM	59.75	7.77	NM
FPBF	FPB Financial Corp.	LA	OTC BB	18.100	18.500	12.500	-2.16	0.56	1.67	232.59	0.30	10.90	80.12	7.78	10.90
GLBP	Globe Bancorp Inc.	LA	OTC BB	14.150	14.500	10.850	13.02	13.02	NA	109.98	0.30	NA	73.20	12.87	NA
GSLA	GS Financial Corp.	LA	NASDAQ	18.249	18.400	14.190	2.52	1.89	0.98	120.60	0.36	18.62	82.61	15.13	19.01
HSTD	Homestead Bancorp Inc.	LA	NASDAQ	9.800	12.400	8.950	-2.10	-10.91	0.63	144.35	0.24	18.49	71.90	6.79	18.85
IBLB	IBL Bancorp Inc.	LA	OTC BB	23.200	23.500	12.500	0.00	82.68	1.48	155.99	0.22	17.19	116.06	14.87	17.19
TSH	Teche Holding Co.	LA	AMEX	24.610	26.000	18.170	10.61	-2.34	2.63	214.81	0.50	9.84	106.40	11.46	9.96
ABBK	Abington Bancorp Inc.	MA	NASDAQ	19.700	20.900	12.840	5.63	-2.72	1.43	250.31	0.40	14.49	139.22	7.87	11.66
BYS	Bay State Bancorp	MA	AMEX	54.000	59.750	33.400	16.76	6.40	4.10	331.21	0.73	14.10	146.58	16.30	14.48
BHL	Berkshire Hills Bancorp Inc.	MA	AMEX	27.090	27.380	16.500	23.70	16.37	1.41	169.70	0.46	20.52	123.30	15.96	24.85
BFD	BostonFed Bancorp Inc.	MA	AMEX	29.300	35.200	20.500	-9.85	2.09	2.21	339.00	0.61	14.09	132.76	8.64	14.65
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	12.360	12.800	6.443	11.45	-0.44	NA	NA	NA	NA	NA	NA	NA
CEBK	Central Bancorp Inc.	MA	NASDAQ	33.500	33.500	21.000	11.11	8.06	2.05	289.90	0.40	16.42	139.99	11.56	15.44
FCB	Falmouth Bancorp Inc.	MA	AMEX	24.000	30.010	19.950	-1.03	-11.93	1.87	172.89	0.49	13.41	132.23	13.88	12.97
FESX	First Essex Bancorp Inc.	MA	NASDAQ	33.380	34.900	22.550	22.72	1.15	2.45	221.99	0.86	14.20	188.69	15.04	14.20
FAB	FIRSTFED AMERICA BANCORP INC.	MA	AMEX	25.240	27.200	15.500	10.27	-2.55	2.23	297.30	0.56	12.02	118.78	8.49	12.37
HIFS	Hingham Instit. for Savings	MA	NASDAQ	28.910	31.270	22.250	-0.65	-5.99	2.69	196.15	0.78	10.91	165.58	14.74	10.91
LSBX	LSB Corp.	MA	NASDAQ	13.500	14.020	9.810	10.47	-1.82	0.78	102.01	0.42	18.00	108.00	13.23	18.24
MAFN	Massachusetts Fincorp Inc.	MA	OTC BB	29.900	30.000	13.120	3.10	3.28	2.00	231.63	0.00	15.74	150.71	12.91	14.51
MASB	MASSBANK Corp.	MA	NASDAQ	31.250	35.500	21.767	11.13	3.82	2.26	212.06	0.86	14.08	126.01	14.74	18.71
MFLR	Mayflower Co-operative Bank	MA	NASDAQ	14.650	15.390	12.510	-1.99	3.17	1.07	130.37	0.60	14.22	134.03	11.24	14.65
MDBK	Medford Bancorp Inc.	MA	NASDAQ	34.860	35.310	19.000	0.20	29.59	1.83	185.47	0.58	19.47	227.25	18.80	20.39
MYST	Mystic Financial Inc.	MA	NASDAQ	18.149	19.750	13.320	6.13	0.77	1.11	243.37	0.33	16.80	103.35	7.46	NA
PORT	Port Financial Corp.	MA	NASDAQ	38.950	40.940	19.640	6.30	7.01	2.36	248.90	0.39	17.08	169.79	15.65	19.87

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SCFS	Seacoast Financial Services	MA	NASDAQ	21.780	25.760	13.250	15.48	-0.55	1.53	150.17	0.38	14.52	165.88	14.50	14.82
WRNB	Warren Bancorp Inc.	MA	NASDAQ	15.570	15.600	8.500	27.23	27.10	0.87	61.79	0.47	18.54	260.80	25.20	18.54
WRO	Woronoco Bancorp Inc.	MA	AMEX	19.000	21.250	15.600	2.70	-5.66	1.49	191.49	0.41	13.57	96.40	9.92	15.08
BKMD	American Bank	MD	OTC BB	6.750	7.000	5.500	0.75	5.47	0.48	79.31	0.12	15.00	95.74	8.51	13.50
BUCS	BUCS Financial Corp	MD	OTC BB	20.770	22.750	15.250	-0.14	0.10	1.32	253.22	0.00	15.73	81.71	8.20	16.23
CECB	Cecil Bancorp Inc.	MD	OTC BB	18.750	20.000	16.800	0.00	1.35	1.32	194.08	0.40	14.53	94.98	9.66	14.53
EQSB	Equitable Bank	MD	NASDAQ	25.900	29.400	21.750	-0.19	-9.31	2.64	362.42	0.00	10.66	114.25	7.15	10.66
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	14.800	17.000	7.000	-10.84	2.07	NA	99.30	NA	NA	158.12	14.90	NA
WSB	Washington Savings Bank, FSB	MD	AMEX	8.100	9.250	4.350	6.58	-3.57	0.85	63.46	0.11	8.71	118.77	12.76	12.46
WPBC	Wyman Park Bancorp.	MD	OTC BB	14.080	14.150	7.000	0.00	34.10	0.57	85.04	0.00	23.08	127.54	16.56	26.57
NBN	Northeast Bancorp	ME	AMEX	14.450	15.250	11.250	1.76	1.05	1.48	167.02	0.25	10.03	110.14	8.65	11.03
CTZN	Citizens First Bancorp Inc.	MI	NASDAQ	20.270	23.610	12.500	12.61	2.37	1.26	104.79	0.24	16.09	126.85	19.34	16.22
FBC	Flagstar Bancorp Inc.	MI	NYSE	23.220	25.840	12.000	25.11	14.57	3.68	232.18	0.15	6.73	197.45	10.00	7.19
MSBF	MSB Financial Inc.	MI	NASDAQ	12.250	13.450	9.750	-1.21	-4.30	1.19	87.10	0.41	10.47	94.74	14.06	9.88
STBI	Sturgis Bancorp	MI	NASDAQ	10.699	11.000	7.210	-2.65	8.51	0.88	101.72	0.28	12.16	112.98	10.52	12.16
FFHH	FSF Financial Corp.	MN	NASDAQ	18.620	23.500	15.600	-1.48	-17.68	2.51	222.65	0.90	7.79	92.18	8.36	7.79
HMNF	HMN Financial Inc.	MN	NASDAQ	17.000	20.250	13.270	-6.80	-7.96	1.55	157.17	0.60	11.64	101.74	10.82	11.18
MIVI	Mississippi View Holding Co.	MN	Pink Sheet	17.000	17.000	13.000	0.00	1.49	1.31	151.68	0.16	14.17	80.61	11.21	14.17
WEFC	Wells Financial Corp.	MN	NASDAQ	20.400	23.198	16.780	-2.39	-6.13	3.17	188.99	0.68	6.69	96.91	10.79	6.69
CBES	CBES Bancorp Inc.	MO	NASDAQ	13.750	15.000	12.000	1.85	-5.50	-0.70	138.77	0.24	NM	83.13	9.91	NM
FBSI	First Bancshares Inc.	MO	NASDAQ	12.000	14.450	10.610	1.69	-6.61	0.96	153.78	0.16	13.04	81.80	7.80	13.04
GFED	Guaranty Federal Bcshs Inc.	MO	NASDAQ	14.200	15.260	12.500	1.94	2.38	1.01	135.02	0.63	14.20	111.90	10.52	15.96
LXMO	Lexington B&L Financial Corp.	MO	NASDAQ	16.100	16.200	12.050	7.33	5.92	1.12	172.78	0.30	14.50	82.14	9.32	14.64
NASB	NASB Financial Inc.	MO	NASDAQ	23.370	25.750	14.500	5.75	-4.77	2.18	110.72	0.55	10.77	190.00	21.11	12.50
PFSI	PFSB Bancorp Inc.	MO	OTC BB	20.950	20.950	10.110	1.95	58.11	0.50	171.20	0.30	43.65	94.97	12.24	46.56
PULB	Pulaski Financial Corp.	MO	NASDAQ	18.360	20.400	13.810	0.60	-4.38	1.42	110.05	0.32	13.70	159.38	16.68	13.50
SMBC	Southern Missouri Bancorp Inc.	MO	NASDAQ	17.910	19.930	14.080	1.75	-5.74	1.94	220.03	0.50	9.43	88.05	8.14	9.43
EFBC	Empire Federal Bancorp Inc.	MT	NASDAQ	13.970	16.600	13.550	1.60	-6.87	0.21	141.45	0.46	66.52	73.99	9.88	NM
CDLC	Coddle Creek Financial Corp.	NC	OTC BB	31.000	33.000	29.000	-3.88	-3.13	1.08	198.34	0.91	28.70	102.38	15.63	28.70
COOP	Cooperative Bankshares Inc.	NC	NASDAQ	13.906	16.000	9.500	-0.59	-11.88	1.43	169.06	0.20	9.86	110.19	8.23	11.04
KSAV	KS Bancorp Inc.	NC	OTC BB	16.750	18.000	14.000	-2.90	-6.94	1.40	155.29	0.64	12.32	111.15	10.79	14.44
MTUC	Mutual Community Savings Bank	NC	OTC BB	10.110	11.500	6.750	-12.09	-3.71	0.55	197.69	0.27	18.38	43.17	5.11	25.28

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
SSFC	South Street Financial Corp.	NC	NASDAQ	7.500	8.200	6.010	-0.66	0.67	0.47	68.65	0.40	15.96	96.65	10.93	15.96
CFB	Commercial Federal Corp.	NE	NYSE	25.750	30.030	21.100	11.71	-13.42	2.25	290.12	0.33	11.60	154.19	8.88	14.07
NHTB	New Hampshire Thrift Bncshrs	NH	NASDAQ	17.250	19.600	14.360	2.99	-11.08	1.76	250.47	0.64	9.80	109.80	6.89	9.91
FNSW	Farnsworth Bancorp Inc.	NJ	OTC BB	15.400	15.400	10.650	12.82	0.98	0.93	218.79	0.00	16.74	93.79	7.04	19.49
FSLA	First Sentinel Bancorp Inc.	NJ	NASDAQ	14.320	15.850	10.950	5.84	-3.63	0.85	74.72	0.32	17.05	184.54	19.16	16.27
FMCO	FMS Financial Corp.	NJ	NASDAQ	11.290	12.800	7.150	1.35	-6.31	1.12	162.42	0.12	10.17	135.37	6.95	10.36
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	23.240	24.730	15.333	16.78	2.15	1.49	120.04	0.63	16.60	230.33	19.36	16.37
PBCI	Pamrapo Bancorp Inc.	NJ	NASDAQ	15.400	17.225	11.885	8.07	-6.10	1.31	110.25	0.74	11.76	161.09	13.97	11.76
PFSB	PennFed Financial Services Inc	NJ	NASDAQ	27.010	28.650	18.250	17.18	0.04	2.02	257.56	0.23	14.37	161.45	10.49	14.37
AABC	Access Anytime Bancorp Inc.	NM	NASDAQ	8.620	9.960	7.000	1.41	-7.81	1.08	129.55	0.00	8.37	89.79	6.65	8.37
GUPB	GFSB Bancorp Inc.	NM	NASDAQ	15.100	15.100	12.300	7.86	4.14	1.62	176.71	0.38	9.62	108.95	8.55	9.68
AF	Astoria Financial Corp.	NY	NYSE	33.180	35.170	24.425	17.33	-1.83	2.67	247.60	0.70	12.62	192.01	13.40	12.62
CNY	Carver Bancorp Inc.	NY	AMEX	11.030	13.200	8.500	6.57	-8.84	1.85	190.95	0.05	6.27	71.86	5.78	7.99
DCOM	Dime Community Bancshares Inc.	NY	NASDAQ	26.140	27.530	14.333	20.24	3.44	1.62	108.87	0.38	16.97	270.04	24.01	17.54
ESBK	Elmira Savings Bank	NY	NASDAQ	25.270	27.000	18.636	1.00	6.10	2.42	295.22	0.65	10.53	118.53	8.56	11.70
FLBC	Finger Lakes Bancorp Inc.	NY	NASDAQ	19.670	19.750	9.490	1.13	46.79	0.81	122.19	0.24	24.59	168.12	16.10	28.93
FFIC	Flushing Financial Corp.	NY	NASDAQ	18.950	20.840	13.710	6.16	-8.10	1.18	117.58	0.34	16.77	188.37	16.12	NA
GPT	GreenPoint Financial Corp.	NY	NYSE	49.820	51.600	30.230	23.26	-2.88	5.31	202.24	1.00	NM	243.62	24.63	9.79
HRBT	Hudson River Bancorp	NY	NASDAQ	26.000	27.500	16.600	8.51	2.77	1.54	165.78	0.38	17.33	150.99	15.68	17.33
ICBC	Independence Comm. Bank Corp.	NY	NASDAQ	30.770	34.740	17.000	22.20	-3.84	2.10	138.34	0.33	15.46	195.12	22.24	15.62
NYCB	New York Community Bancorp	NY	NASDAQ	30.380	32.020	16.250	22.55	4.76	1.65	94.86	0.65	18.41	262.35	32.03	17.98
PBKO	Peoples Bankcorp Inc.	NY	OTC BB	21.000	22.000	17.950	0.00	0.00	1.38	215.92	0.05	16.15	85.54	9.73	21.00
RSLN	Roslyn Bancorp Inc.	NY	NASDAQ	22.250	24.150	15.620	19.56	-6.67	1.61	118.14	0.49	14.35	325.77	18.83	14.26
SIB	Staten Island Bancorp Inc.	NY	NYSE	20.020	22.720	11.275	32.58	-5.34	1.39	105.82	0.38	14.61	218.80	18.92	13.81
TRYF	Troy Financial Corp.	NY	NASDAQ	28.200	30.250	17.143	2.92	8.05	1.37	114.89	0.44	21.69	172.79	24.55	21.69
WSBI	Warwick Community Bancorp	NY	NASDAQ	28.250	33.050	17.750	7.41	15.59	1.88	162.06	0.30	15.44	173.21	17.43	15.87
ASBP	ASB Financial Corp.	OH	NASDAQ	10.900	11.610	8.750	-4.38	2.73	0.85	97.95	0.49	11.24	106.76	11.13	13.29
CAFI	Camco Financial Corp.	OH	NASDAQ	14.200	15.150	10.000	-2.41	-2.41	1.28	135.68	0.50	11.27	115.07	10.47	11.45
CIBI	Community Investors Bancorp	OH	NASDAQ	12.300	12.970	9.250	21.18	16.92	1.12	108.56	0.30	11.28	110.12	11.33	11.50
FFDF	FFD Financial Corp.	OH	NASDAQ	12.500	14.950	9.510	-4.21	-13.79	1.00	105.23	0.37	12.63	93.91	11.88	13.16
FDEF	First Defiance Financial	OH	NASDAQ	18.600	21.450	12.790	11.31	-2.10	0.73	129.28	0.51	6.39	103.68	14.39	26.20
FFBZ	First Federal Bancorp Inc.	OH	NASDAQ	7.000	8.340	5.600	2.94	3.55	0.73	69.24	0.19	10.14	109.89	10.11	10.14

KELLER & COMPANY
Dublin, Ohio
614-766-1426

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
FFFB	First Federal Finl Bncp Inc.	OH	OTC BB	14.650	15.500	11.000	0.00	3.83	1.08	155.56	0.28	13.69	71.95	9.42	13.69
FFHS	First Franklin Corp.	OH	NASDAQ	12.500	14.750	9.300	1.96	4.17	0.27	171.31	0.30	46.30	91.71	7.30	24.04
FNFI	First Niles Financial Inc.	OH	NASDAQ	15.160	15.750	11.010	2.43	-3.75	0.66	64.51	0.50	22.97	125.60	23.50	26.60
FPFC	First Place Financial Corp.	OH	NASDAQ	18.050	19.910	13.700	5.74	5.43	1.18	113.13	0.50	15.56	137.05	15.95	16.56
GCFC	Grand Central Financial Corp.	OH	NASDAQ	10.400	11.360	8.510	10.64	-2.35	0.42	68.88	0.35	24.76	98.77	15.10	24.76
HCFC	Home City Financial Corp.	OH	NASDAQ	10.660	13.450	10.300	-0.93	-14.45	0.72	186.41	0.44	15.91	72.27	5.72	50.76
HLFC	Home Loan Financial Corp.	OH	NASDAQ	12.850	13.250	10.000	-0.08	-3.02	0.99	80.22	0.47	12.98	105.16	16.02	12.98
IDVB	Indian Village Bancorp Inc.	OH	OTC BB	15.500	16.000	11.900	-3.13	6.90	0.63	212.19	0.34	25.00	69.20	7.30	40.79
LWFH	Lawrence Financial Holdings	OH	OTC BB	15.700	18.050	12.250	1.29	-7.65	0.82	190.54	0.21	19.87	76.25	8.24	20.66
LNXC	Lenox Bancorp Inc.	OH	OTC BB	10.250	12.750	7.500	2.30	-6.82	-0.10	165.61	0.00	NM	66.86	6.19	NA
METF	Metropolitan Financial Corp.	OH	NASDAQ	3.010	4.700	2.280	-11.47	-26.23	-0.80	94.11	0.00	NM	89.32	3.20	NM
NLVS	Northern Savings & Loan Co.	OH	OTC BB	42.500	44.000	35.238	3.66	6.25	3.03	284.40	1.62	14.12	118.95	14.94	14.12
PCBI	Peoples Community Bancorp Inc.	OH	NASDAQ	20.750	22.730	15.400	1.57	-3.49	1.20	223.33	0.00	17.44	125.30	9.29	28.04
POHF	Peoples Ohio Financial	OH	OTC BB	3.300	4.730	3.050	0.00	-5.71	0.36	29.43	0.07	9.71	109.27	11.21	9.71
PSFC	Peoples-Sidney Financial Corp.	OH	NASDAQ	12.000	12.350	9.570	2.13	-1.64	0.48	93.65	0.34	25.00	103.63	12.81	25.00
PFOH	Perpetual Federal Savings Bank	OH	OTC BB	18.500	20.000	15.050	-7.50	-2.63	1.78	122.95	0.86	10.39	96.15	15.05	10.39
PVFC	PVF Capital Corp.	OH	NASDAQ	10.750	12.182	8.455	7.30	3.73	1.24	119.34	0.26	8.88	120.92	9.01	8.96
UCFC	United Community Finl Corp.	OH	NASDAQ	8.600	9.390	6.180	0.58	2.38	0.65	56.76	0.30	14.10	113.91	15.15	NA
WOFC	Western Ohio Financial Corp.	OH	NASDAQ	20.000	21.050	17.150	0.05	-1.23	1.16	197.47	1.00	17.39	82.61	10.13	17.39
WFI	Winton Financial Corp.	OH	AMEX	9.810	10.750	8.750	-0.41	-2.87	1.11	110.44	0.36	9.08	111.35	8.88	9.91
KFBI	Klamath First Bancorp	OR	NASDAQ	15.499	16.750	11.910	9.92	-5.32	0.81	215.80	0.52	19.13	84.79	7.18	23.84
OTFC	Oregon Trail Financial Corp.	OR	NASDAQ	21.521	21.560	15.050	15.70	12.38	1.73	133.35	0.40	12.96	111.22	16.14	12.02
CMSB	Commonwealth Bancorp Inc.	PA	NASDAQ	31.690	32.520	16.450	25.46	11.78	1.80	180.64	0.62	18.32	214.41	17.54	18.32
ESBF	ESB Financial Corp.	PA	NASDAQ	13.350	14.440	9.110	8.80	3.49	1.24	178.16	0.40	11.71	110.79	7.49	10.94
FSBI	Fidelity Bancorp Inc.	PA	NASDAQ	18.550	19.450	13.546	2.20	-2.11	1.91	261.70	0.43	10.08	106.85	7.09	10.36
FBBC	First Bell Bancorp Inc.	PA	NASDAQ	16.110	18.110	13.260	-5.18	-6.77	1.91	182.62	0.48	8.66	105.29	8.82	9.15
FKFS	First Keystone Financial	PA	NASDAQ	16.000	18.870	13.010	-0.99	-4.76	1.39	256.55	0.35	12.21	100.95	6.24	12.21
GAF	GA Financial Inc.	PA	AMEX	19.460	19.750	14.860	12.81	5.19	1.02	162.32	0.72	19.27	104.46	11.99	20.27
HARL	Harleysville Savings Financial	PA	NASDAQ	21.120	21.650	16.700	5.60	0.09	1.91	266.75	0.52	11.23	129.49	7.92	11.23
LARL	Laurel Capital Group Inc.	PA	NASDAQ	19.800	21.150	16.700	-2.70	-3.70	1.59	147.69	0.72	13.11	140.43	13.41	13.29
NTNY	Nittany Financial Corp.	PA	OTC BB	14.000	19.000	8.136	-23.08	12.00	0.47	136.69	0.00	31.11	170.52	10.24	31.82
NEPF	Northeast PA Financial Corp.	PA	NASDAQ	14.850	18.000	13.900	-2.94	-14.90	1.27	197.68	0.42	12.38	84.95	7.51	12.48

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
PVSA	Parkvale Financial Corp.	PA	NASDAQ	25.280	30.550	21.150	8.50	-7.06	1.84	286.33	0.72	13.97	147.92	8.83	18.87
PHSB	PHSB Financial Corp.	PA	NASDAQ	14.790	14.820	10.303	3.79	3.43	NA	102.46	NA	NA	93.96	14.44	NA
PHFC	Pittsburgh Financial Corp.	PA	NASDAQ	12.250	15.000	10.650	11.36	-13.49	0.50	289.45	0.36	25.52	76.09	4.23	24.50
PRBC	Prestige Bancorp Inc.	PA	NASDAQ	13.650	13.750	8.000	0.96	0.44	-0.52	179.49	0.00	NM	123.53	7.60	NM
PFNC	Progress Financial Corp.	PA	NASDAQ	9.140	10.400	5.600	17.94	-9.59	0.55	129.53	0.00	17.58	97.96	7.06	26.88
RSVB	Reserve Bancorp, Inc.	PA	OTC BB	12.700	13.000	11.300	1.60	-1.55	NA	80.00	NA	NA	79.08	15.87	NA
SFSH	SFSB Holding Co.	PA	OTC BB	15.250	16.750	11.050	1.67	0.00	0.31	108.11	0.90	52.59	106.20	14.11	NM
SOV	Sovereign Bancorp Inc.	PA	NYSE	15.170	15.900	8.130	24.45	0.73	0.95	144.36	0.10	17.04	155.75	10.51	14.05
SELO	Steelton Bancorp Inc.	PA	OTC BB	17.900	20.000	11.500	0.00	-10.50	0.37	194.49	0.18	54.24	92.89	9.20	35.10
THRD	TF Financial Corp.	PA	NASDAQ	20.750	24.850	16.450	-4.82	-14.61	1.99	267.39	0.60	11.46	84.49	7.76	13.22
THTL	Thistle Group Holdings Co.	PA	NASDAQ	10.500	13.150	7.500	-3.31	-16.00	0.60	147.43	0.32	17.50	76.64	7.12	15.44
USAB	USABancShares.com Inc.	PA	OTC BB	0.518	0.850	0.100	3.60	7.92	-0.99	41.74	0.00	NM	246.67	1.24	NM
WYPT	Waypoint Financial Corp.	PA	NASDAQ	17.380	19.740	11.760	6.95	-7.50	1.21	141.86	0.37	14.61	135.36	12.25	15.80
WGBC	Willow Grove Bncp Inc.	PA	NASDAQ	11.800	12.370	6.688	15.12	-2.48	NA	67.32	0.23	NA	100.68	17.53	NA
WVFC	WVS Financial Corp.	PA	NASDAQ	16.050	17.200	13.990	1.26	0.38	1.63	151.20	0.64	9.85	142.04	10.62	9.85
CFCP	Coastal Financial Corp.	SC	NASDAQ	14.450	15.500	8.010	4.70	29.02	0.99	81.68	0.21	15.71	245.75	17.69	15.21
DFBS	DutchFork Bancshares Inc.	SC	NASDAQ	25.030	27.000	20.000	4.29	-3.73	2.12	216.21	0.00	12.21	84.39	11.58	17.14
FCPB	First Capital Bancshares Inc.	SC	OTC BB	5.500	10.750	5.500	-9.84	-21.43	-0.47	59.81	0.00	NM	82.09	9.20	NM
FFCH	First Financial Holdings Inc.	SC	NASDAQ	30.050	32.750	20.700	7.13	2.39	2.05	169.69	0.67	15.25	241.17	17.71	15.57
PEDE	Great Pee Dee Bancorp Inc.	SC	NASDAQ	12.360	13.150	10.182	-0.72	-1.12	0.69	70.47	0.44	16.70	85.71	17.54	18.18
SFDL	Security Federal Corp.	SC	Pink Sheet	34.440	NA	NA	NA	NA	1.61	229.85	0.08	21.94	208.85	14.98	22.08
UFBS	Union Financial Bcshs Inc.	SC	NASDAQ	13.450	14.000	9.800	1.51	4.26	0.86	157.74	0.50	16.40	100.00	8.53	17.03
HFFC	HF Financial Corp.	SD	NASDAQ	11.980	13.450	10.750	4.54	-8.90	1.39	217.18	0.44	13.46	80.73	5.52	8.94
SFBK	SFB Bancorp Inc.	TN	OTC BB	15.750	17.000	12.350	0.00	-1.56	1.15	99.23	0.45	13.70	76.12	15.87	13.70
UTBI	United Tennessee Bankshares	TN	NASDAQ	11.000	11.750	8.410	1.20	2.33	1.15	83.96	0.30	9.57	96.83	13.10	9.73
BAFI	BancAffiliated Inc.	TX	OTC BB	11.530	13.000	10.000	0.00	-11.31	NA	180.76	0.00	NA	63.35	6.38	NA
CBSA	Coastal Bancorp Inc.	TX	NASDAQ	30.400	39.460	26.000	7.99	-2.88	2.85	472.83	0.48	11.26	139.58	6.43	11.34
ETFS	East Texas Financial Services	TX	OTC BB	11.520	13.000	8.760	2.22	6.18	1.57	188.48	0.20	7.43	70.63	6.11	NA
HRGB	Heritage Bancshares	TX	OTC BB	12.150	12.800	11.000	-2.02	-0.41	NA	92.90	NA	NA	74.22	13.08	NA
JXVL	Jacksonville Bancorp Inc.	TX	NASDAQ	24.850	26.300	17.250	5.07	4.41	3.02	229.50	0.50	8.75	116.89	10.83	8.75
BFSB	Bedford Bancshares Inc.	VA	NASDAQ	13.750	18.619	11.360	-14.76	-16.41	1.46	122.24	0.46	9.75	115.35	11.25	9.82
CFFC	Community Financial Corp.	VA	NASDAQ	12.870	13.250	10.050	10.00	3.13	1.16	122.36	0.32	11.09	106.63	10.52	11.09

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
GAFC	Greater Atlantic Financial	VA	NASDAQ	6.500	6.700	5.060	3.01	7.08	0.20	165.30	0.00	32.50	95.59	3.93	54.17
EVRT	EverTrust Financial Group Inc.	WA	NASDAQ	19.500	19.740	11.600	6.85	6.91	1.12	134.31	0.44	17.89	107.03	14.52	17.89
FMSB	First Mutual Bancshares Inc.	WA	NASDAQ	15.550	17.240	11.000	-5.76	2.44	1.43	137.95	0.24	11.19	144.65	11.27	11.87
HFWA	Heritage Financial Corp.	WA	NASDAQ	16.120	16.490	10.860	6.05	3.47	1.18	81.26	0.45	14.14	153.09	19.84	14.14
HRZB	Horizon Financial Corp.	WA	NASDAQ	12.200	13.279	8.704	12.55	4.49	0.99	73.22	0.40	12.45	127.88	16.66	12.45
RVSB	Riverview Bancorp Inc.	WA	NASDAQ	15.140	15.630	10.350	2.64	7.38	1.15	93.26	0.46	13.40	124.30	16.23	14.99
STSA	Sterling Financial Corp.	WA	NASDAQ	19.460	23.100	10.372	19.17	-8.81	1.74	258.68	0.00	11.51	124.35	7.52	12.32
TSBK	Timberland Bancorp Inc.	WA	NASDAQ	16.940	17.450	13.550	10.00	-1.51	1.56	93.67	0.44	11.14	101.01	18.08	11.14
WFSL	Washington Federal Inc.	WA	NASDAQ	25.400	27.560	19.464	19.53	-5.37	2.18	111.93	0.89	11.71	172.91	22.69	11.76
WM	Washington Mutual Inc.	WA	NYSE	37.180	41.070	26.520	16.04	-3.48	3.53	268.20	0.98	9.53	181.54	13.86	12.43
ABCW	Anchor BanCorp Wisconsin	WI	NASDAQ	21.110	24.250	14.900	17.34	-6.96	1.66	138.88	0.33	13.03	183.09	15.20	13.11
FTFC	First Federal Capital Corp	WI	NASDAQ	19.600	22.500	13.800	11.68	-6.31	1.64	143.33	0.49	12.02	197.18	13.67	11.95
STFR	St. Francis Capital Corp.	WI	NASDAQ	23.500	25.340	19.750	4.91	-3.69	2.32	240.37	0.55	10.63	132.47	9.78	10.78
AFBC	Advance Financial Bancorp	WV	NASDAQ	18.060	18.500	11.500	6.24	6.86	1.63	220.94	0.44	9.71	95.86	8.17	11.22
SVBC	Sistersville Bancorp Inc.	WV	OTC BB	16.750	19.250	14.820	0.00	-5.63	0.73	96.03	0.42	23.93	84.21	17.44	27.92
CRZY	Crazy Woman Creek Bancorp	WY	NASDAQ	12.950	16.750	12.000	-5.27	-15.03	0.22	93.17	0.48	58.86	76.45	13.90	58.86

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

	State	Exchange	PER SHARE								PRICING RATIOS			
			Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
ALL THRIFTS														
AVERAGE			18.561	20.281	13.402	5.04	-0.38	1.36	169.17	0.39	16.05	120.92	11.80	16.31
MEDIAN			17.001	18.500	12.500	3.00	-0.82	1.27	157.74	0.38	13.46	109.54	10.86	13.69
HIGH			65.860	70.700	45.020	47.47	82.68	5.74	472.83	4.40	78.82	325.77	32.03	87.79
LOW			0.518	0.850	0.100	-30.23	-40.45	-3.11	27.21	0.00	6.27	43.17	1.24	6.69
AVERAGE FOR STATE														
MO			17.080	18.493	12.458	2.86	4.93	1.05	151.54	0.37	17.04	111.42	11.97	17.95
AVERAGE BY REGION														
MIDWEST			16.602	18.145	12.865	1.99	-1.22	1.21	159.51	0.44	16.60	103.22	11.31	16.98
NEW ENGLAND			25.802	27.656	16.853	9.48	2.90	1.84	206.05	0.50	15.00	148.93	13.46	15.46
MID ATLANTIC			19.043	20.731	12.975	7.44	0.49	1.38	166.97	0.35	16.79	144.32	12.55	16.40
SOUTHEAST			15.531	16.672	11.011	3.65	-2.67	0.90	139.21	0.31	16.17	123.01	11.54	18.07
SOUTHWEST			16.756	18.408	13.061	3.03	2.90	1.56	191.57	0.29	11.72	92.00	9.32	12.50
WEST			22.569	25.413	15.818	10.25	-1.19	1.86	197.94	0.30	15.75	130.87	12.48	14.31
AVERAGE BY EXCHANGE														
NYSE			30.862	35.593	21.254	17.97	-6.88	2.87	244.35	0.38	11.62	173.39	13.18	11.84
AMEX			20.991	23.011	15.005	5.70	-0.01	1.66	200.82	0.46	12.92	111.08	10.84	13.54
NASDAQ			17.990	19.583	12.949	5.61	-0.57	1.30	160.35	0.38	16.18	123.86	12.24	16.47
OTC			15.443	17.005	11.754	-1.43	2.30	0.88	164.71	0.39	19.05	95.94	10.02	19.10
Pink Sheets			15.000	16.100	10.450	1.69	1.69	1.42	235.37	0.21	10.87	68.93	6.37	9.80

EXHIBIT 33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares Inc.	AK	146,666	13,559	13,478	0.55	0.61	6.17	6.84	07/01/99	OTC BB	623,132	9.35
SRN	Southern Banc Co.	AL	107,382	17,430	17,396	0.62	NA	3.55	NA	10/05/95	AMEX	1,006,498	12.33
SZB	SouthFirst Bancshares Inc.	AL	140,205	13,732	13,210	-0.30	-0.12	-3.18	-1.29	02/14/95	AMEX	820,569	10.26
FFBH	First Federal Bancshares of AR	AR	689,246	69,393	69,393	1.00	1.00	9.49	9.49	05/03/96	NASDAQ	2,845,759	71.44
HCBB	HCB Bancshares Inc.	AR	281,985	30,439	30,289	0.48	0.48	4.24	4.23	05/07/97	NASDAQ	1,783,369	23.20
PFSL	Pocahontas Bancorp Inc.	AR	607,420	49,237	31,606	0.80	NA	8.97	NA	04/01/98	NASDAQ	4,729,795	51.22
SUFI	Superior Financial Corp.	AR	1,709,147	129,020	72,760	NA	NA	NA	NA	02/04/99	NASDAQ	8,601,403	165.65
BYFC	Broadway Financial Corp.	CA	179,407	15,153	15,153	0.56	0.56	6.75	6.75	01/09/96	NASDAQ	904,738	14.66
DSL	Downey Financial Corp.	CA	11,130,203	787,306	784,381	1.09	1.09	16.21	16.16	01/01/71	NYSE	28,235,022	1191.24
FPTB	First PacTrust Bancorp Inc.	CA	349,349	29,083	29,083	NA	NA	NA	NA	NA	NASDAQ	NA	75.28
FED	FirstFed Financial Corp.	CA	4,408,272	350,266	339,944	1.09	1.09	15.40	15.40	12/16/83	NYSE	17,270,269	480.18
GSB	Golden State Bancorp Inc.	CA	51,861,025	2,763,682	2,151,033	0.74	0.73	16.56	16.42	NA	NYSE	136,268,562	4804.20
GDW	Golden West Financial	CA	62,322,114	4,654,589	4,654,589	1.48	1.43	20.73	19.99	05/29/59	NYSE	154,957,387	10179.09
HTHR	Hawthorne Financial Corp.	CA	1,844,784	119,464	119,464	1.16	1.17	18.00	18.19	NA	NASDAQ	5,702,826	170.16
NDE	IndyMac Bancorp Inc.	CA	7,434,834	892,328	857,271	1.92	1.85	17.12	16.48	NA	NYSE	59,250,632	1324.34
ITLA	ITLA Capital Corp.	CA	1,440,947	146,054	143,736	1.33	1.33	13.08	13.08	10/24/95	NASDAQ	5,789,258	173.70
LFCO	Life Financial Corp.	CA	246,381	9,272	9,272	-1.59	-1.51	-47.15	-44.72	06/25/97	NASDAQ	1,333,572	5.47
MBBC	Monterey Bay Bancorp Inc.	CA	562,755	53,546	52,372	0.88	0.86	9.41	9.16	02/15/95	NASDAQ	3,491,031	61.18
PFB	PFF Bancorp Inc.	CA	3,012,563	299,635	298,345	1.21	1.21	12.77	12.77	03/29/96	NYSE	13,261,438	440.20
PROV	Provident Financial Holdings	CA	1,006,494	103,031	103,011	0.86	0.82	9.10	8.74	06/28/96	NASDAQ	5,463,199	126.53
QCBC	Quaker City Bancorp Inc.	CA	1,487,434	128,511	128,015	1.51	1.54	18.05	18.35	12/30/93	NASDAQ	6,610,017	235.98
UPFC	United PanAm Financial Corp.	CA	797,107	81,048	81,048	1.62	1.59	13.11	12.92	04/24/98	NASDAQ	15,571,400	107.60
WES	Westcorp	CA	11,298,811	601,786	601,321	0.58	0.57	10.70	10.63	05/01/86	NYSE	39,171,833	819.10
HCBC	High Country Bancorp Inc.	CO	170,288	15,787	15,787	0.99	0.99	10.35	10.35	12/10/97	NASDAQ	905,409	17.60
MTXC	Matrix Bancorp Inc.	CO	1,623,223	73,540	73,540	0.50	NA	11.21	NA	10/18/96	NASDAQ	6,454,244	70.93
ANE	Alliance Bncp of New England	CT	406,082	23,177	23,128	0.80	0.90	13.42	15.25	12/19/86	AMEX	2,585,660	39.59
AMFH	American Financial Holdings	CT	2,894,753	443,648	343,385	1.29	1.19	7.04	6.53	11/30/99	NASDAQ	22,361,255	676.49
SBMC	Connecticut Bancshares Inc.	CT	2,475,512	251,073	220,448	0.73	0.89	7.04	8.52	03/02/00	NASDAQ	11,250,826	389.95
NMIL	NewMil Bancorp Inc.	CT	649,692	53,287	44,126	1.06	1.06	12.47	12.47	02/01/86	NASDAQ	4,341,341	87.61
WBST	Webster Financial Corp.	CT	12,490,379	1,067,188	765,827	1.28	1.23	14.92	14.30	12/12/86	NASDAQ	48,427,151	1824.29
IFSB	Independence Federal Svgs Bank	DC	262,648	22,838	22,838	-0.11	0.23	-1.31	2.62	06/06/85	NASDAQ	1,411,365	16.87
WSFS	WSFS Financial Corp.	DE	1,943,777	115,093	114,135	1.40	1.47	24.78	26.07	11/26/86	NASDAQ	9,083,982	278.09
BBX	BankAtlantic Bancorp Inc.	FL	5,910,499	461,435	348,138	1.01	0.83	12.73	10.46	11/29/83	NYSE	58,268,626	535.70
BKUNA	BankUnited Financial Corp.	FL	5,833,433	329,864	301,511	0.54	0.52	9.26	8.87	12/11/85	NASDAQ	25,150,000	434.79

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
FDTR	Federal Trust Corp.	FL	321,280	19,815	19,815	0.61	0.59	9.21	8.91	12/12/97	NASDAQ	5,492,782	26.69
FFLC	FFLC Bancorp Inc.	FL	891,937	67,509	67,509	0.95	0.95	12.10	12.10	01/04/94	NASDAQ	3,577,767	103.80
FFFL	Fidelity Bankshares Inc.	FL	2,355,600	180,325	178,150	0.64	0.62	7.90	7.68	05/15/01	NASDAQ	15,802,206	318.73
FFBK	FloridaFirst Bancorp Inc.	FL	812,309	94,275	82,294	0.79	0.73	5.91	5.48	12/22/00	NASDAQ	5,373,994	104.31
HARB	Harbor Florida Bancshares Inc.	FL	1,998,242	236,528	233,150	1.59	1.57	12.81	12.67	03/19/98	NASDAQ	24,195,963	556.76
EBDC	Ebank.com Inc.	GA	92,282	7,224	6,283	-1.11	-1.11	-13.71	-13.71	04/01/98	OTC BB	1,707,916	2.73
FGHC	First Georgia Holding Inc.	GA	253,402	20,456	20,026	0.63	0.63	7.82	7.82	02/11/87	NASDAQ	7,751,712	27.67
NTBK	NetBank Inc.	GA	3,590,423	384,887	342,508	-1.04	-1.09	-10.21	-10.61	07/29/97	NASDAQ	49,777,138	529.14
FFSX	First Federal Bankshares Inc.	IA	650,654	71,263	52,417	0.54	0.49	4.89	4.42	04/14/99	NASDAQ	4,205,348	58.87
CASH	First Midwest Financial Inc.	IA	586,571	44,120	40,717	0.34	0.33	4.29	4.16	09/20/93	NASDAQ	2,466,396	32.24
HZFS	Horizon Financial Svcs Corp.	IA	88,718	9,156	9,156	1.20	1.05	12.36	10.77	06/30/94	OTC BB	751,462	7.74
FFFD	North Central Bancshares Inc.	IA	404,979	37,800	32,829	1.30	1.30	13.77	13.77	03/21/96	NASDAQ	1,702,680	48.54
SFFC	StateFed Financial Corp.	IA	96,508	14,536	14,536	0.64	0.64	4.47	4.47	01/05/94	NASDAQ	1,286,870	11.93
FBNW	FirstBank NW Corp.	ID	307,040	28,625	28,625	0.82	0.82	8.63	8.59	07/02/97	NASDAQ	1,420,792	27.34
AFBA	Allied First Bancorp Inc.	IL	84,775	9,918	9,918	NA	NA	NA	NA	12/31/01	OTC BB	608,350	6.78
BNKP	BankPlus FSB	IL	294,178	18,699	18,699	0.43	0.43	6.67	6.67	07/10/91	OTC BB	1,127,239	19.73
BFFC	Big Foot Financial Corp.	IL	219,628	28,466	28,466	0.50	0.33	3.91	2.58	12/20/96	NASDAQ	1,509,168	30.94
CFSL	Chesterfield Financial Corp.	IL	363,340	76,741	NA	0.91	0.91	4.26	4.26	05/02/01	NASDAQ	4,088,495	74.21
CFSB	Citizens First Financial Corp.	IL	350,833	31,915	31,915	0.68	0.69	7.52	7.61	05/01/96	NASDAQ	1,497,798	28.22
CLOV	Clover Leaf Financial Corp.	IL	90,535	12,436	12,436	NA	NA	NA	NA	12/28/01	OTC BB	661,250	9.47
ESDF	East Side Financial Inc.	IL	84,902	12,784	12,784	0.84	0.64	5.58	4.23	11/01/91	Pink Sheet	292,649	8.93
EFC	EFC Bancorp Inc.	IL	731,539	72,185	72,185	0.87	0.86	8.56	8.53	04/07/98	AMEX	4,637,643	79.66
FBCI	Fidelity Bancorp Inc.	IL	692,979	53,458	53,458	1.19	1.14	15.81	15.08	12/15/93	NASDAQ	3,081,490	69.03
FBTC	First BancTrust Corp.	IL	215,036	27,874	27,874	0.91	0.91	6.41	6.41	04/19/01	NASDAQ	1,409,875	22.25
FFBI	First Federal Bancshares Inc.	IL	242,944	43,072	43,072	0.71	0.68	3.84	3.65	09/28/00	NASDAQ	2,003,340	37.02
FSFF	First SecurityFed Financial	IL	451,110	74,541	74,440	NA	NA	NA	NA	10/31/97	NASDAQ	4,080,711	85.61
GTPS	Great American Bancorp	IL	164,964	18,882	18,397	0.97	0.97	8.71	8.71	06/30/95	NASDAQ	845,490	20.71
HMLK	Hemlock Federal Financial Corp	IL	299,726	20,644	19,194	0.70	0.58	9.98	8.29	04/02/97	NASDAQ	973,186	27.25
KNK	Kankakee Bancorp Inc.	IL	541,318	40,934	36,595	0.74	0.69	9.11	8.47	01/06/93	AMEX	1,181,301	43.21
MAFB	MAF Bancorp Inc.	IL	5,773,179	467,420	364,847	1.18	1.17	14.93	14.73	01/12/90	NASDAQ	23,223,726	814.41
MCPH	Midland Capital Holdings Corp.	IL	150,589	10,397	10,397	0.59	0.59	8.69	8.69	06/30/93	OTC BB	363,975	7.84
NBSI	North Bancshares Inc.	IL	143,294	13,695	13,695	0.38	0.37	3.99	3.89	12/21/93	NASDAQ	1,158,031	15.53
PFED	Park Bancorp Inc.	IL	245,600	28,600	28,600	0.77	0.68	6.90	6.10	08/12/96	NASDAQ	1,235,895	27.13
UMBR	Umbrella Bancorp Inc.	IL	521,203	17,073	17,073	-0.29	-0.34	-8.20	-9.77	NA	OTC BB	1,711,238	10.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WTWN	West Town Bancorp Inc.	IL	57,880	4,337	4,337	0.34	0.34	4.61	4.61	03/01/95	OTC BB	205,397	2.44
AMFC	AMB Financial Corp.	IN	147,277	12,105	12,105	0.68	0.68	8.33	8.33	04/01/96	NASDAQ	856,663	10.37
ASBI	Ameriana Bancorp	IN	511,531	41,396	39,902	0.10	0.49	1.21	6.05	03/02/87	NASDAQ	3,147,463	42.18
BRBI	Blue River Bancshares Inc.	IN	114,528	9,984	7,555	-3.34	-1.31	-35.16	-13.82	06/24/98	NASDAQ	1,549,913	6.97
CITZ	CFS Bancorp Inc.	IN	1,545,522	169,386	169,386	0.54	0.44	4.94	4.09	07/24/98	NASDAQ	13,257,348	183.89
CSFC	City Savings Financial Corp.	IN	78,558	9,954	9,954	NA	NA	NA	NA	12/28/01	OTC BB	555,450	7.64
FFWC	FFW Corp.	IN	237,896	22,476	NA	0.89	0.83	9.25	8.58	04/05/93	NASDAQ	1,367,375	20.99
FFED	Fidelity Federal Bancorp	IN	164,972	12,464	11,651	0.18	-0.35	2.45	-4.95	08/31/87	NASDAQ	6,063,914	11.16
FBEI	First Bancorp of Indiana Inc.	IN	182,644	31,324	NA	0.63	0.63	3.72	3.72	04/07/99	NASDAQ	1,752,191	26.30
FCAP	First Capital Inc.	IN	291,312	34,898	NA	1.13	1.13	9.46	9.46	01/04/99	NASDAQ	2,547,035	43.23
HFSK	HFS Bank FSB	IN	222,296	18,002	18,002	0.84	0.84	10.68	10.73	NA	Pink Sheet	1,854,000	22.93
HBBI	Home Building Bancorp	IN	50,301	6,740	6,740	0.95	0.93	6.93	6.81	02/08/95	OTC BB	284,580	5.09
HWEN	Home Financial Bancorp	IN	66,746	6,381	6,381	0.74	0.78	8.11	8.60	07/02/96	NASDAQ	1,356,050	5.29
LNCB	Lincoln Bancorp	IN	507,806	85,089	82,745	0.82	0.82	4.72	4.72	12/30/98	NASDAQ	4,971,621	91.23
LOGN	Logansport Financial Corp.	IN	147,445	15,687	15,687	1.03	1.03	8.35	8.29	06/14/95	NASDAQ	912,658	15.52
LSBI	LSB Financial Corp.	IN	300,868	24,683	24,683	0.87	0.87	10.68	10.67	02/03/95	NASDAQ	1,379,446	26.07
MFBC	MFB Corp.	IN	418,915	33,308	33,308	0.14	0.27	1.65	3.22	03/25/94	NASDAQ	1,325,839	28.96
MFSF	MutualFirst Financial Inc.	IN	776,665	102,050	101,085	1.05	1.04	7.37	7.34	12/30/99	NASDAQ	6,040,141	116.51
NEIB	Northeast Indiana Bancorp	IN	225,293	26,560	26,560	0.73	0.74	6.57	6.59	06/28/95	NASDAQ	1,549,743	22.98
NWIN	NorthWest Indiana Bancorp	IN	461,115	37,528	37,528	1.18	1.16	14.35	14.05	NA	OTC BB	2,737,830	64.34
PFDC	Peoples Bancorp	IN	488,548	60,275	57,164	1.08	1.08	8.94	8.88	07/07/87	NASDAQ	3,460,831	65.13
PBNC	PFS Bancorp Inc.	IN	121,608	28,222	28,222	0.55	0.71	3.02	3.89	10/12/01	NASDAQ	1,551,293	24.67
RIVR	River Valley Bancorp	IN	203,664	19,187	19,157	1.24	1.11	13.12	11.76	12/20/96	NASDAQ	810,351	22.48
SFBI	Security Financial Bancorp Inc	IN	200,172	36,243	36,243	0.51	0.60	2.77	3.27	01/05/00	NASDAQ	1,865,256	37.77
SOBI	Sobieski Bancorp Inc.	IN	137,273	13,122	13,122	0.19	0.06	1.89	0.64	03/31/95	NASDAQ	671,962	8.26
UCBC	Union Community Bancorp	IN	270,057	38,790	35,961	1.24	1.36	6.81	7.52	12/29/97	NASDAQ	2,433,197	36.21
FFOL	First Federal of Olathe Bncp	KS	53,330	12,223	12,223	0.84	0.84	3.54	3.54	04/12/00	OTC BB	496,471	11.42
FFSL	First Independence Corp.	KS	153,020	15,016	15,016	1.35	0.90	14.13	9.46	10/08/93	NASDAQ	960,597	15.37
FKAN	First Kansas Financial Corp.	KS	153,008	16,379	16,354	0.42	0.41	3.84	3.76	06/29/98	NASDAQ	911,603	12.30
CKFB	CKF Bancorp Inc.	KY	140,692	13,406	12,306	0.86	0.86	9.43	9.43	01/04/95	NASDAQ	695,242	12.58
FFKY	First Federal Financial Corp.	KY	679,110	58,615	50,231	1.19	1.19	13.08	13.08	07/15/87	NASDAQ	3,729,400	87.27
FKKY	Frankfort First Bancorp Inc.	KY	140,957	18,065	18,065	0.91	0.91	7.33	7.33	07/10/95	NASDAQ	1,246,108	22.74
HFFB	Harrodsburg First Fin Bancorp	KY	142,866	22,253	21,896	0.41	0.41	2.51	2.51	10/04/95	NASDAQ	1,341,016	16.08
HFBC	HopFed Bancorp Inc.	KY	302,318	44,982	44,982	1.01	1.33	6.48	8.50	02/09/98	NASDAQ	3,630,396	45.34

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
KYF	Kentucky First Bancorp Inc.	KY	79,672	13,150	13,150	1.21	1.21	7.43	7.43	08/29/95	AMEX	925,328	12.89
ANA	Acadiana Bancshares Inc.	LA	312,915	27,728	27,728	0.74	0.69	8.65	8.13	07/16/96	AMEX	1,166,414	28.46
ALGC	Algiers Bancorp Inc.	LA	50,543	6,570	6,570	-0.95	-0.95	-7.21	-7.23	07/09/96	OTC BB	506,523	3.93
FPBF	FPB Financial Corp.	LA	74,464	7,233	7,233	0.69	0.69	6.91	6.91	07/01/99	OTC BB	320,155	5.79
GLBP	Globe Bancorp Inc.	LA	33,454	5,879	5,879	0.43	0.37	2.44	2.08	07/10/01	OTC BB	304,175	4.30
GSLA	GS Financial Corp.	LA	194,336	35,606	35,606	0.74	0.72	3.99	3.92	04/01/97	NASDAQ	1,611,386	29.41
HSTD	Homestead Bancorp Inc.	LA	133,501	12,604	12,604	0.44	0.43	4.48	4.36	07/20/98	NASDAQ	924,846	9.06
IBLB	IBL Bancorp Inc.	LA	32,894	4,216	4,216	0.89	0.89	7.15	7.15	10/01/98	OTC BB	210,870	4.89
TSH	Teche Holding Co.	LA	509,616	54,858	54,858	1.23	1.21	11.44	11.30	04/19/95	AMEX	2,372,387	58.39
ABBK	Abington Bancorp Inc.	MA	798,491	45,122	42,971	0.56	0.69	11.15	13.67	06/10/86	NASDAQ	3,190,000	63.03
BYS	Bay State Bancorp	MA	544,213	56,662	56,662	1.22	1.19	11.74	11.42	03/30/98	AMEX	1,643,091	87.71
BHL	Berkshire Hills Bancorp Inc.	MA	1,042,278	134,952	124,710	0.79	0.65	5.75	4.76	06/28/00	AMEX	6,141,727	166.01
BFD	BostonFed Bancorp Inc.	MA	1,519,441	97,563	79,787	0.67	0.64	10.21	9.80	10/24/95	AMEX	4,482,096	131.35
BRKL	Brookline Bancorp Inc.	MA	1,515,442	296,447	296,447	1.86	1.72	7.22	6.67	07/10/02	NASDAQ	NA	724.93
CEBK	Central Bancorp Inc.	MA	473,272	39,071	36,839	0.75	0.80	8.64	9.21	10/24/86	NASDAQ	1,632,552	55.61
FCB	Falmouth Bancorp Inc.	MA	155,372	16,310	16,310	1.14	1.17	9.79	10.08	03/28/96	AMEX	898,679	21.57
FESX	First Essex Bancorp Inc.	MA	1,697,811	135,302	119,445	1.14	1.14	14.66	14.66	08/04/87	NASDAQ	7,648,026	255.29
FAB	FIRSTFED AMERICA BANCORP INC.	MA	2,407,668	166,061	110,345	0.72	0.69	9.95	9.53	01/15/97	AMEX	8,098,333	211.59
HIFS	Hingham Instit. for Savings	MA	404,026	35,953	35,953	1.45	1.45	16.22	16.22	12/20/88	NASDAQ	2,059,750	59.55
LSBX	LSB Corp.	MA	447,395	54,838	54,838	0.78	0.78	6.33	6.29	05/02/86	NASDAQ	4,386,005	59.21
MAFN	Massachusetts Fincorp Inc.	MA	121,849	10,436	10,436	0.81	0.88	9.83	10.71	12/23/98	OTC BB	526,040	15.73
MASB	MASSBANK Corp.	MA	996,439	116,518	115,428	1.10	0.82	9.24	6.93	05/28/86	NASDAQ	4,698,850	146.07
MFLR	Mayflower Co-operative Bank	MA	176,341	14,782	14,661	0.84	0.81	10.14	9.85	12/23/87	NASDAQ	1,352,622	19.82
MDBK	Medford Bancorp Inc.	MA	1,447,003	119,693	118,480	1.01	0.96	12.07	11.52	03/18/86	NASDAQ	7,801,652	271.97
MYST	Mystic Financial Inc.	MA	356,733	23,923	23,923	0.53	NA	6.28	NA	01/09/98	NASDAQ	1,465,803	26.60
PORT	Port Financial Corp.	MA	1,380,838	122,243	122,243	1.06	0.91	9.91	8.50	04/12/00	NASDAQ	5,547,701	206.63
SCFS	Seacoast Financial Services	MA	3,602,972	315,066	279,203	1.05	1.02	11.54	11.22	11/20/98	NASDAQ	23,993,226	522.57
WRNB	Warren Bancorp Inc.	MA	459,726	44,428	44,428	1.39	1.39	15.14	15.14	07/09/86	NASDAQ	7,440,111	115.94
WRO	Woronoco Bancorp Inc.	MA	710,115	73,083	71,153	0.76	0.69	7.07	6.42	03/19/99	AMEX	3,708,361	70.19
BKMD	American Bank	MD	164,624	14,643	14,643	0.63	0.69	6.83	7.55	NA	OTC BB	2,075,677	14.01
BUCS	BUCS Financial Corp	MD	92,537	9,289	8,883	0.56	0.55	5.10	4.97	03/15/01	OTC BB	365,435	7.59
CECB	Cecil Bancorp Inc.	MD	123,605	12,574	10,533	0.65	0.65	6.70	6.70	11/10/94	OTC BB	636,871	11.94
EQSB	Equitable Bank	MD	476,808	29,821	29,821	0.73	0.73	12.36	12.36	09/10/93	NASDAQ	1,315,620	34.07
SVBI	Severn Bancorp, Inc.	MD	406,746	38,527	38,193	NA	NA	NA	NA	NA	NASDAQ	4,096,092	60.62

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WSB	Washington Savings Bank, FSB	MD	290,033	31,178	31,178	1.33	1.06	13.03	10.39	08/03/88	AMEX	4,570,456	37.02
WPBC	Wyman Park Bancorp.	MD	69,943	9,083	9,083	0.60	0.60	4.71	4.71	01/07/98	OTC BB	822,490	11.58
NBN	Northeast Bancorp	ME	442,216	34,731	NA	0.88	0.80	11.73	10.65	08/19/87	AMEX	2,647,712	38.26
CTZN	Citizens First Bancorp Inc.	MI	962,997	146,832	146,832	1.15	1.14	7.01	6.96	03/07/01	NASDAQ	9,190,161	173.80
FBC	Flagstar Bancorp Inc.	MI	6,788,880	343,849	343,849	1.61	1.51	36.58	34.14	04/30/97	NYSE	29,239,234	679.94
MSBF	MSB Financial Inc.	MI	108,155	16,058	14,195	1.49	1.57	9.24	9.77	02/06/95	NASDAQ	1,241,742	15.21
STBI	Sturgis Bancorp	MI	300,961	28,034	22,925	0.96	0.96	9.67	9.67	11/10/88	NASDAQ	2,958,764	31.56
FFHH	FSF Financial Corp.	MN	511,984	44,313	39,133	1.10	1.10	12.86	12.86	10/07/94	NASDAQ	2,299,514	42.82
HMNF	HMN Financial Inc.	MN	693,723	73,757	69,333	0.81	0.84	7.91	8.17	06/30/94	NASDAQ	4,413,906	75.26
MIVI	Mississippi View Holding Co.	MN	70,824	9,847	9,847	0.78	0.78	5.95	5.95	03/24/95	Pink Sheet	466,917	7.94
WEFC	Wells Financial Corp.	MN	226,603	25,235	25,235	1.60	1.60	15.47	15.47	04/11/95	NASDAQ	1,198,994	24.46
CBES	CBES Bancorp Inc.	MO	121,535	14,486	14,486	-0.42	-0.42	-4.02	-4.02	09/30/96	NASDAQ	875,805	12.04
FBSI	First Bancshares Inc.	MO	255,877	24,404	23,760	0.72	0.72	6.66	6.66	12/22/93	NASDAQ	1,663,912	19.95
GFED	Guaranty Federal Bcshs Inc.	MO	376,940	35,435	35,387	0.93	0.83	7.63	6.79	12/31/97	NASDAQ	2,791,720	39.64
LXMO	Lexington B&L Financial Corp.	MO	132,263	15,004	14,215	0.60	0.60	5.47	5.43	06/06/96	NASDAQ	765,500	12.19
NASB	NASB Financial Inc.	MO	932,338	103,601	102,496	1.91	1.64	18.85	16.20	09/27/85	NASDAQ	8,420,342	196.78
PFSI	PFSB Bancorp Inc.	MO	71,593	9,226	9,226	0.26	0.24	2.05	1.88	04/01/99	OTC BB	418,195	8.76
PULB	Pulaski Financial Corp.	MO	301,917	31,604	31,604	1.31	1.34	12.31	12.56	12/03/98	NASDAQ	2,743,400	50.37
SMBC	Southern Missouri Bancorp Inc.	MO	266,288	24,511	21,142	0.91	0.91	9.77	9.77	04/13/94	NASDAQ	1,210,235	21.68
EFBC	Empire Federal Bancorp Inc.	MT	213,303	28,471	28,471	0.18	-0.13	1.08	-0.80	01/27/97	NASDAQ	1,508,000	21.06
CDLC	Coddle Creek Financial Corp.	NC	138,669	21,172	21,172	0.45	0.45	3.17	3.17	12/31/97	OTC BB	699,156	21.67
COOP	Cooperative Bankshares Inc.	NC	479,435	35,776	35,115	0.90	0.79	11.88	10.52	08/21/91	NASDAQ	2,835,947	39.44
KSAV	KS Bancorp Inc.	NC	177,282	17,204	17,204	0.96	0.82	9.45	8.07	12/30/93	OTC BB	1,141,628	19.12
MTUC	Mutual Community Savings Bank	NC	71,660	8,491	7,601	0.28	0.20	2.31	1.66	06/29/93	OTC BB	362,488	3.66
SSFC	South Street Financial Corp.	NC	212,797	24,066	24,066	0.63	0.63	5.56	5.58	10/03/96	NASDAQ	3,099,867	23.25
CFB	Commercial Federal Corp.	NE	13,175,264	758,171	569,991	0.81	0.66	13.67	11.08	12/31/84	NYSE	45,412,900	1164.50
NHTB	New Hampshire Thrift Bncshrs	NH	488,125	30,610	18,846	0.70	0.70	12.13	11.99	05/22/86	NASDAQ	1,948,824	33.62
FNSW	Farnsworth Bancorp Inc.	NJ	78,955	5,927	5,927	0.43	0.37	5.43	4.70	09/30/98	OTC BB	360,866	5.56
FSLA	First Sentinel Bancorp Inc.	NJ	2,256,677	234,312	229,324	1.18	1.22	10.98	11.34	04/09/98	NASDAQ	30,200,723	432.47
FMCO	FMS Financial Corp.	NJ	1,049,880	53,926	53,926	0.76	0.75	14.21	14.04	12/14/88	NASDAQ	6,463,811	72.98
OCFC	OceanFirst Financial Corp.	NJ	1,717,261	144,312	142,673	1.14	1.16	13.60	13.80	07/03/96	NASDAQ	14,306,021	330.29
PBCI	Pamrapo Bancorp Inc.	NJ	566,012	49,079	49,079	1.24	1.24	14.04	14.04	11/14/89	NASDAQ	5,133,986	79.06
PFSB	PennFed Financial Services Inc	NJ	1,892,427	118,761	113,718	0.79	0.79	12.59	12.59	07/15/94	NASDAQ	7,347,552	198.46
AABC	Access Anytime Bancorp Inc.	NM	190,429	14,111	12,315	0.80	0.80	10.68	10.68	08/08/86	NASDAQ	1,469,873	12.67

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GUPB	GFSB Bancorp Inc.	NM	203,234	15,946	15,946	0.90	0.89	11.56	11.51	06/30/95	NASDAQ	1,150,106	17.37
AF	Astoria Financial Corp.	NY	21,978,285	1,584,295	1,399,144	1.05	1.05	15.07	15.07	11/18/93	NYSE	88,766,247	2941.54
CNY	Carver Bancorp Inc.	NY	438,953	37,792	37,455	1.01	0.80	12.49	9.92	10/25/94	AMEX	2,298,786	25.36
DCOM	Dime Community Bancshares Inc.	NY	2,810,132	249,741	191,993	1.40	1.35	16.07	15.50	06/26/96	NASDAQ	25,812,656	674.74
ESBK	Elmira Savings Bank	NY	281,491	20,324	19,600	0.83	0.75	11.72	10.55	03/01/85	NASDAQ	953,481	24.09
FLBC	Finger Lakes Bancorp Inc.	NY	387,818	37,127	37,127	0.70	0.60	6.64	5.70	11/14/00	NASDAQ	3,173,807	62.43
FFIC	Flushing Financial Corp.	NY	1,545,642	132,229	128,324	0.96	NA	10.87	NA	11/21/95	NASDAQ	13,145,459	249.11
GPT	GreenPoint Financial Corp.	NY	20,103,000	1,853,000	1,458,000	-1.08	2.34	-10.70	23.14	01/28/94	NYSE	99,401,821	4945.50
HRBT	Hudson River Bancorp	NY	2,518,575	238,559	169,244	1.01	1.01	9.27	9.27	07/01/98	NASDAQ	15,192,659	395.01
ICBC	Independence Comm. Bank Corp.	NY	7,958,739	907,139	716,565	1.44	1.42	12.61	12.42	03/17/98	NASDAQ	57,528,423	1770.15
NYCB	New York Community Bancorp	NY	10,239,883	1,212,990	534,084	1.83	1.86	16.96	17.29	11/23/93	NASDAQ	107,950,268	3279.53
PBKO	Peoples Bankcorp Inc.	NY	28,813	3,276	3,276	0.59	0.46	5.43	4.23	12/30/98	OTC BB	133,442	2.80
RSLN	Roslyn Bancorp Inc.	NY	9,886,685	571,329	570,406	1.45	1.47	22.00	22.19	01/13/97	NASDAQ	83,684,198	1861.97
SIB	Staten Island Bancorp Inc.	NY	6,445,310	557,336	NA	1.33	1.41	14.31	15.15	12/22/97	NYSE	60,908,166	1219.38
TRYF	Troy Financial Corp.	NY	1,142,819	162,366	131,134	1.13	1.12	7.57	7.53	03/31/99	NASDAQ	9,947,004	280.51
WSBI	Warwick Community Bancorp	NY	807,749	81,297	78,585	1.08	1.04	11.31	10.95	12/23/97	NASDAQ	4,984,142	140.66
ASBP	ASB Financial Corp.	OH	148,307	15,454	15,454	1.05	0.87	10.07	8.42	05/11/95	NASDAQ	1,514,105	16.50
CAFI	Camco Financial Corp.	OH	1,079,173	98,177	95,224	0.92	0.91	10.65	10.45	NA	NASDAQ	7,953,838	112.02
CIBI	Community Investors Bancorp	OH	119,743	12,324	12,324	1.03	1.01	10.06	9.88	02/07/95	NASDAQ	1,103,038	13.57
FFDF	FFD Financial Corp.	OH	130,138	16,457	16,457	0.91	0.88	7.34	7.07	04/03/96	NASDAQ	1,236,678	15.47
FDEF	First Defiance Financial	OH	880,379	122,188	118,619	1.80	0.44	17.48	4.27	10/02/95	NASDAQ	6,810,000	126.79
FFBZ	First Federal Bancorp Inc.	OH	227,955	21,494	21,485	1.00	1.00	11.31	11.31	07/13/92	NASDAQ	3,292,455	23.05
FFFB	First Federal Finl Bncp Inc.	OH	68,897	9,019	9,019	0.66	0.66	5.25	5.25	06/04/96	OTC BB	442,904	6.77
FFHS	First Franklin Corp.	OH	278,411	22,152	22,152	0.14	0.29	1.78	3.56	01/26/88	NASDAQ	1,625,171	20.31
FNFI	First Niles Financial Inc.	OH	97,275	18,201	18,201	0.98	0.85	5.22	4.52	10/27/98	NASDAQ	1,508,000	22.53
FPFC	First Place Financial Corp.	OH	1,590,935	185,275	NA	0.99	0.93	8.54	8.01	01/04/99	NASDAQ	14,062,695	253.83
GCFC	Grand Central Financial Corp.	OH	115,944	17,723	17,723	0.55	0.54	3.73	3.65	12/30/98	NASDAQ	1,683,306	17.51
HCFC	Home City Financial Corp.	OH	146,222	11,571	11,212	0.37	0.12	4.53	1.47	12/30/96	NASDAQ	784,400	8.36
HLFC	Home Loan Financial Corp.	OH	132,281	20,145	20,145	1.17	1.17	7.42	7.42	03/26/98	NASDAQ	1,649,062	21.19
IDVB	Indian Village Bancorp Inc.	OH	85,328	8,263	8,263	0.29	0.18	2.83	1.73	07/02/99	OTC BB	402,139	6.23
LWFH	Lawrence Financial Holdings	OH	134,354	14,517	14,517	0.42	0.41	3.69	3.57	12/29/00	OTC BB	705,110	11.07
LNXC	Lenox Bancorp Inc.	OH	60,754	5,623	5,623	-0.03	NA	-0.35	NA	07/18/96	OTC BB	366,847	3.76
METF	Metropolitan Financial Corp.	OH	1,519,276	54,343	51,710	-0.76	-0.51	-23.33	-15.55	10/29/96	NASDAQ	16,142,987	48.60
NLVS	Northern Savings & Loan Co.	OH	316,338	39,744	39,744	1.07	1.07	8.67	8.67	NA	OTC BB	1,112,283	47.27

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
PCBI	Peoples Community Bancorp Inc.	OH	561,135	41,610	36,621	0.62	0.38	7.17	4.38	03/30/00	NASDAQ	2,512,638	52.14
POHF	Peoples Ohio Financial	OH	218,922	22,446	22,446	1.22	1.22	12.17	12.17	12/18/89	OTC BB	7,439,650	24.55
PSFC	Peoples-Sidney Financial Corp.	OH	138,131	17,076	17,076	0.48	0.48	3.80	3.80	04/28/97	NASDAQ	1,475,038	17.57
PFOH	Perpetual Federal Savings Bank	OH	300,966	47,104	47,104	1.47	1.47	9.50	9.50	04/19/91	OTC BB	2,447,808	45.28
PVFC	PVF Capital Corp.	OH	700,076	52,138	52,138	1.02	1.02	14.46	14.46	12/30/92	NASDAQ	5,866,198	63.06
UCFC	United Community Finl Corp.	OH	2,006,660	266,772	227,148	1.02	NA	7.52	NA	07/09/98	NASDAQ	35,352,842	304.12
WOFC	Western Ohio Financial Corp.	OH	346,743	42,696	42,696	0.58	0.58	4.74	4.73	07/29/94	NASDAQ	1,755,961	35.12
WFI	Winton Financial Corp.	OH	491,890	39,220	39,047	1.02	0.94	13.12	12.12	08/04/88	AMEX	4,454,054	43.80
KFBI	Klamath First Bancorp	OR	1,465,883	115,492	73,811	0.37	0.29	4.58	3.59	10/05/95	NASDAQ	6,792,840	105.28
OTFC	Oregon Trail Financial Corp.	OR	398,791	55,534	NA	1.30	1.41	9.39	10.18	10/06/97	NASDAQ	2,990,637	66.48
CMSB	Commonwealth Bancorp Inc.	PA	1,763,820	144,301	121,702	1.00	1.00	11.57	11.57	06/17/96	NASDAQ	9,764,127	308.44
ESBF	ESB Financial Corp.	PA	1,304,660	88,278	79,168	0.65	0.69	10.03	10.76	06/13/90	NASDAQ	7,323,019	97.75
FSBI	Fidelity Bancorp Inc.	PA	605,258	40,148	37,401	0.74	0.72	11.71	11.39	06/24/88	NASDAQ	2,312,827	42.90
FBBC	First Bell Bancorp Inc.	PA	871,926	73,042	73,042	0.91	0.86	10.96	10.36	06/29/95	NASDAQ	4,774,436	76.92
FKFS	First Keystone Financial	PA	516,591	31,912	31,912	0.54	0.54	8.75	8.76	01/26/95	NASDAQ	2,013,631	32.03
GAF	GA Financial Inc.	PA	858,369	98,508	98,246	0.60	0.57	5.17	4.94	03/26/96	AMEX	5,288,243	103.01
HARL	Harleysville Savings Financial	PA	602,145	36,819	36,819	0.75	0.75	12.28	12.29	08/04/87	NASDAQ	2,257,350	48.92
LARL	Laurel Capital Group Inc.	PA	278,061	26,553	26,553	1.18	1.16	11.50	11.37	02/20/87	NASDAQ	1,882,726	37.28
NTNY	Nittany Financial Corp.	PA	154,908	9,306	8,531	0.43	0.41	6.12	5.90	10/26/98	OTC BB	1,133,293	15.87
NEPF	Northeast PA Financial Corp.	PA	874,545	71,663	58,713	0.64	0.63	7.15	7.09	04/01/98	NASDAQ	4,424,069	61.66
PVSA	Parkvale Financial Corp.	PA	1,632,192	97,404	85,617	0.69	0.51	10.96	8.12	07/16/87	NASDAQ	5,700,411	144.11
PHSB	PHSB Financial Corp.	PA	328,335	50,445	50,445	0.83	0.81	6.05	5.97	12/21/01	NASDAQ	3,204,609	46.55
PHFC	Pittsburgh Financial Corp.	PA	407,752	22,677	22,495	0.16	0.16	2.97	3.05	04/01/96	NASDAQ	1,408,699	17.26
PRBC	Prestige Bancorp Inc.	PA	190,147	11,707	11,707	-0.27	-0.09	-4.36	-1.48	06/27/96	NASDAQ	1,059,371	14.46
PFNC	Progress Financial Corp.	PA	904,002	63,416	61,659	0.36	0.24	5.63	3.81	07/18/83	NASDAQ	6,979,000	62.30
RSVB	Reserve Bancorp, Inc.	PA	60,602	12,162	12,162	NA	NA	NA	NA	04/08/02	OTC BB	757,500	9.62
SFSH	SFSB Holding Co.	PA	53,457	7,100	7,100	0.27	-0.02	1.90	-0.14	02/27/98	OTC BB	494,485	7.54
SOV	Sovereign Bancorp Inc.	PA	38,237,783	2,540,592	1,132,411	0.67	0.83	10.61	13.12	08/12/86	NYSE	264,884,211	3958.49
SELO	Steelton Bancorp Inc.	PA	58,404	5,788	5,788	0.18	0.26	1.75	2.59	07/09/99	OTC BB	300,290	5.38
THRD	TF Financial Corp.	PA	728,186	60,841	56,080	0.69	0.60	8.55	7.42	07/13/94	NASDAQ	2,723,326	56.51
THTL	Thistle Group Holdings Co.	PA	791,354	73,545	66,227	0.50	0.57	4.34	4.93	07/14/98	NASDAQ	5,367,655	56.15
USAB	USABancShares.com Inc.	PA	231,834	1,159	1,117	-2.07	-2.03	-302.27	-295.86	01/23/96	OTC BB	5,554,545	2.88
WYPT	Waypoint Financial Corp.	PA	5,301,777	480,035	467,447	0.87	0.81	9.45	8.81	10/12/00	NASDAQ	37,373,487	649.55
WGBC	Willow Grove Bncp Inc.	PA	759,714	124,277	NA	0.82	0.79	7.53	7.25	04/04/02	NASDAQ	11,285,096	133.16

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WVFC	WVS Financial Corp.	PA	404,911	30,253	30,253	1.16	1.16	14.85	14.85	11/29/93	NASDAQ	2,677,986	42.98
CFCP	Coastal Financial Corp.	SC	861,287	61,985	61,985	1.27	1.34	17.26	18.19	09/26/90	NASDAQ	10,544,476	152.37
DFBS	DutchFork Bancshares Inc.	SC	242,038	33,200	33,200	0.94	0.65	7.01	4.87	07/06/00	NASDAQ	1,119,459	28.02
FCPB	First Capital Bancshares Inc.	SC	33,714	3,776	3,776	-0.93	-0.98	-6.64	-7.00	10/29/99	OTC BB	563,728	3.10
FFCH	First Financial Holdings Inc.	SC	2,263,362	166,228	155,768	1.19	1.16	17.06	16.71	11/10/83	NASDAQ	13,338,281	401.61
PEDE	Great Pee Dee Bancorp Inc.	SC	124,442	25,464	23,837	0.94	0.94	4.44	4.44	12/31/97	NASDAQ	1,765,952	21.83
SFDL	Security Federal Corp.	SC	384,571	27,592	27,523	0.74	0.73	10.55	10.47	10/30/87	Pink Sheet	1,673,138	57.62
UFBS	Union Financial Bcshs Inc.	SC	308,523	26,308	20,501	0.58	0.56	6.79	6.58	08/07/87	NASDAQ	1,955,922	26.31
HFFC	HF Financial Corp.	SD	722,669	49,381	44,117	0.44	0.66	6.13	9.20	04/08/92	NASDAQ	3,327,500	39.86
SFBK	SFB Bancorp Inc.	TN	57,576	12,003	12,003	1.10	1.10	5.41	5.41	05/30/97	OTC BB	580,247	9.12
UTBI	United Tennessee Bankshares	TN	110,180	14,903	13,990	1.48	1.45	10.96	10.78	01/05/98	NASDAQ	1,312,273	14.44
BAFI	BancAffiliated Inc.	TX	47,811	4,815	4,815	0.57	0.57	5.45	5.45	06/01/01	OTC BB	264,500	3.05
CBSA	Coastal Bancorp Inc.	TX	2,507,338	146,850	126,120	0.70	0.69	12.13	12.06	03/25/92	NASDAQ	5,302,847	158.89
ETFS	East Texas Financial Services	TX	219,078	18,963	16,793	0.83	NA	9.58	NA	01/10/95	OTC BB	1,162,320	13.39
HRGB	Heritage Bancshares	TX	45,659	8,047	8,047	NA	NA	NA	NA	02/26/02	OTC BB	491,468	5.78
JXVL	Jacksonville Bancorp Inc.	TX	407,783	37,772	34,368	1.36	1.36	14.14	14.14	04/01/96	NASDAQ	1,776,824	44.15
BFSB	Bedford Bancshares Inc.	VA	245,512	23,932	23,932	1.30	1.29	12.42	12.33	08/22/94	NASDAQ	2,008,452	27.62
CFFC	Community Financial Corp.	VA	275,687	27,197	27,140	1.01	1.01	9.95	9.95	03/30/88	NASDAQ	2,253,147	29.00
GAFC	Greater Atlantic Financial	VA	497,949	20,472	19,188	0.14	0.09	2.71	1.68	06/25/99	NASDAQ	3,012,434	19.58
EVRT	EverTrust Financial Group Inc.	WA	675,346	91,623	91,623	0.91	0.91	5.88	5.88	10/04/99	NASDAQ	5,028,392	97.57
FMSB	First Mutual Bancshares Inc.	WA	718,731	55,985	55,985	1.08	1.01	14.07	13.21	12/17/85	NASDAQ	5,210,144	65.51
HFWA	Heritage Financial Corp.	WA	587,336	76,113	69,473	1.48	1.48	11.09	11.08	01/09/98	NASDAQ	7,228,200	115.82
HRZB	Horizon Financial Corp.	WA	782,837	101,963	101,403	1.41	1.39	10.64	10.52	08/01/86	NASDAQ	10,690,871	130.43
RVSB	Riverview Bancorp Inc.	WA	408,181	53,330	52,716	1.26	1.12	9.56	8.52	10/01/97	NASDAQ	4,376,948	66.04
STSA	Sterling Financial Corp.	WA	3,088,078	186,778	142,801	0.68	0.64	11.98	11.24	06/30/83	NASDAQ	11,937,668	232.37
TSBK	Timberland Bancorp Inc.	WA	415,051	74,504	74,504	1.58	1.59	8.48	.8.49	01/13/98	NASDAQ	4,430,876	75.06
WFSL	Washington Federal Inc.	WA	7,118,274	934,438	898,735	1.99	1.98	16.42	16.32	11/17/82	NASDAQ	63,598,394	1611.29
WM	Washington Mutual Inc.	WA	261,281,000	19,586,000	13,036,000	1.42	1.11	21.81	17.07	03/11/83	NYSE	974,187,652	35967.91
ABCW	Anchor BanCorp Wisconsin	WI	3,473,618	288,309	265,442	1.17	1.16	15.35	15.26	07/16/92	NASDAQ	25,011,687	527.64
FTFC	First Federal Capital Corp	WI	2,848,951	197,558	153,032	1.22	1.22	17.16	17.21	11/02/89	NASDAQ	19,876,263	386.66
STFR	St. Francis Capital Corp.	WI	2,245,638	174,647	161,296	0.98	0.96	12.97	12.82	06/21/93	NASDAQ	9,342,353	219.75
AFBC	Advance Financial Bancorp	WV	205,978	17,569	17,569	0.89	0.77	9.72	8.44	01/02/97	NASDAQ	932,285	16.84
SVBC	Sistersville Bancorp Inc.	WV	44,232	9,164	9,164	0.78	0.67	3.36	2.92	06/26/97	OTC BB	460,623	7.72
CRZY	Crazy Woman Creek Bancorp	WY	74,117	13,477	13,232	0.24	0.24	1.24	1.24	03/29/96	NASDAQ	795,524	10.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED THRIFT INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
AS OF AUGUST 23, 2002

		ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
	State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS												
AVERAGE		2,727,538	213,965	171,736	1.11	1.08	15.11	14.70			13,227,591	378.33
MEDIAN		401,409	35,865	34,368	0.83	0.82	8.71	8.52			2,457,102	39.62
HIGH		261,281,000	19,586,000	13,036,000	1.99	2.34	36.58	34.14			974,187,652	35,967.91
LOW		28,813	1,159	1,117	-3.34	-2.03	-302.27	-295.86			133,442	2.44
AVERAGE FOR STATE												
MO		307,344	32,284	31,540	1.22	1.10	11.50	10.38			2,361,139	45.18
AVERAGE BY REGION												
MIDWEST		651,871	56,139	50,442	0.95	0.85	11.14	10.06			4,122,575	73.77
NEW ENGLAND		1,485,340	141,562	122,693	1.08	1.04	10.87	10.43			7,318,361	234.12
MID ATLANTIC		2,834,301	231,638	168,519	0.74	1.22	8.99	14.90			19,145,744	463.55
SOUTHEAST		923,705	76,802	68,251	0.65	0.59	7.65	6.84			7,615,571	111.34
SOUTHWEST		397,445	28,854	27,201	0.73	0.58	10.31	8.22			1,552,609	28.71
WEST		14,098,810	1,046,795	834,963	1.31	1.12	19.77	16.85			53,136,708	1,897.13
AVERAGE BY EXCHANGE												
NYSE		35,025,856	2,535,618	1,998,173	1.15	1.13	17.47	17.11			137,965,600	4,710.09
AMEX		617,330	55,224	51,286	0.81	0.76	8.83	8.23			3,101,439	64.25
NASDAQ		1,054,876	98,368	86,491	1.05	1.00	11.17	10.67			7,491,147	161.71
OTC		123,779	12,032	11,872	0.46	0.41	4.93	4.41			986,914	11.62
Pink Sheets		190,648	17,056	17,039	0.78	0.76	8.98	8.70			1,071,676	24.36

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENTLY CONVERTED THRIFT INSTITUTIONS
PRICES AND PRICE CHANGES

					PRICES AND CHANGE FROM IPO DATE					
			IPO Date	IPO Price ($)	1 Day After IPO ($)	% Change	1 Week After IPO ($)	% Change	1 Mo. After IPO ($)	% Change
GLBP	Globe Bancorp Inc.	LA	07/10/01	10.00	11.31	13.12	11.06	10.60	11.10	11.00
PBNC	PFS Bancorp Inc.	IN	10/12/01	10.00	12.15	21.50	12.45	24.50	12.45	24.50
CHFN	Charter Financial Corp. (MHC)	GA	10/17/01	10.00	14.25	42.50	15.25	52.50	17.41	74.10
PHSB	PHSB Financial Corp.	PA	12/21/01	10.00	12.24	22.40	12.06	20.60	12.46	24.60
AJSB	AJS Bancorp Inc. (MHC)	IL	12/27/01	10.00	13.20	32.00	12.91	29.10	13.25	32.50
CSFC	City Savings Financial Corp.	IN	12/28/01	10.00	12.20	22.00	12.25	22.50	12.75	27.50
CLOV	Clover Leaf Financial Corp.	IL	12/28/01	10.00	12.50	25.00	13.00	30.00	13.10	31.00
WFD	Westfield Financial Inc. (MHC)	MA	12/28/01	10.00	13.34	33.40	13.24	32.40	13.60	36.00
AFBA	Allied First Bancorp Inc.	IL	12/31/01	10.00	11.90	19.00	11.85	18.50	11.92	19.20
HRGB	Heritage Bancshares	TX	02/26/02	10.00	12.05	20.50	11.75	17.50	11.51	15.10
PRTR	Partners Trust Financial (MHC)	NY	04/04/02	10.00	14.02	40.20	14.86	48.60	14.98	49.80
WGBC	Willow Grove Bncp Inc.	PA	04/04/02	10.00	10.95	9.50	11.55	15.50	11.62	16.20
RSVB	Reserve Bancorp, Inc.	PA	04/08/02	10.00	12.50	25.00	12.80	28.00	12.90	29.00
NEBS	New England Bancshares (MHC)	CT	06/04/02	10.00	12.30	23.00	12.40	24.00	12.40	24.00
MDNB	Minden Bancorp Inc (MHC)	LA	07/02/02	10.00	11.95	19.50	12.00	20.00	11.85	18.50
BRKL	Brookline Bancorp Inc.	MA	07/10/02	10.00	11.06	10.60	11.40	14.00	11.55	15.50
		AVERAGE				23.70		25.52		28.03
		MEDIAN				22.20		23.25		24.55
		HIGH				42.50		52.50		74.10
		LOW				9.50		10.60		11.00

KELLER & COMPANY
Dublin, Ohio
614-766-1426

ACQUISITIONS AND PENDING ACQUISITIONS

COUNTY, CITY OR MARKET AREA OF CLAY COUNTY SAVINGS AND LOAN ASSOCIATION

NONE

EXHIBIT 36

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2002

				PER SHARE								PRICING RATIOS			
		State	Exchange	Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
NEBS	New England Bancshares (MHC)	CT	OTC BB	12.950	13.060	11.400	9.75	NA	11.02	72.08	0.00	NA	117.51	17.97	NA
PBCT	People's Bank (MHC)	CT	NASDAQ	24.779	28.049	20.660	8.78	-7.95	15.45	191.42	1.40	35.40	160.38	12.94	38.72
CHFN	Charter Financial Corp. (MHC)	GA	NASDAQ	29.290	32.490	13.270	22.25	3.50	13.23	51.28	0.10	NA	221.39	57.11	NA
WCFB	Webster City Fed Bncp (MHC)	IA	NASDAQ	19.000	19.500	14.800	7.95	0.00	11.62	53.04	1.00	26.39	163.51	35.82	26.39
AJSB	AJS Bancorp Inc. (MHC)	IL	OTC BB	14.600	15.350	10.000	-0.41	-1.02	13.46	88.59	0.00	NA	108.47	16.48	NA
JXSB	Jacksonville Bancorp (MHC)	IL	NASDAQ	10.550	14.260	9.850	-7.05	-20.08	10.40	128.09	0.30	NM	101.44	8.24	13.19
MSVB	Mid-Southern Savings Bank(MHC)	IN	OTC BB	12.500	13.850	10.000	-3.85	-1.96	9.35	79.48	0.50	21.93	133.69	15.73	21.93
CFFN	Capitol Federal Finl (MHC)	KS	NASDAQ	24.950	28.100	17.950	2.09	-9.90	13.67	118.62	0.74	22.28	182.52	21.03	22.28
BRKL	Brookline Bancorp Inc.	MA	NASDAQ	12.360	12.800	6.443	11.45	-0.44	NA	NA	0.30	NA	NA	NA	NA
SERC	Service Bancorp Inc. (MHC)	MA	OTC BB	15.700	16.800	12.300	9.03	-2.48	12.75	166.71	0.00	19.38	123.14	9.42	16.02
WFSM	Westborough Finl Services(MHC)	MA	OTC BB	21.300	24.000	16.500	1.19	-7.39	17.33	149.96	0.20	24.48	122.91	14.20	26.30
WFD	Westfield Financial Inc. (MHC)	MA	AMEX	15.920	16.230	10.000	21.06	2.05	12.15	74.81	0.10	NA	131.03	21.28	NA
BCSB	BCSB Bankcorp Inc. (MHC)	MD	NASDAQ	12.850	13.700	9.010	5.76	1.50	7.54	76.01	0.50	64.25	170.42	16.91	64.25
LFED	Leeds Federal Bankshares (MHC)	MD	NASDAQ	29.420	32.350	29.420	-3.45	-7.34	11.48	96.53	0.60	56.58	256.27	30.48	58.84
ALPN	Alpena Bancshares Inc. (MHC)	MI	OTC BB	14.500	16.000	12.000	-6.45	6.23	12.78	143.08	0.50	27.88	113.46	10.13	26.85
LBTM	Liberty Savings Bank (MHC)	MO	OTC BB	16.800	17.650	13.500	-1.23	1.82	14.75	136.35	0.80	62.22	113.90	12.32	140.00
EBMT	Eagle Bancorp (MHC)	MT	OTC BB	21.100	21.100	15.250	8.76	8.21	17.96	152.78	0.43	12.79	117.48	13.81	12.87
ASFE	AF Bankshares (MHC)	NC	OTC BB	14.000	15.500	11.000	-0.71	-2.10	12.06	164.95	0.20	NM	116.09	8.49	NM
CSBC	Citizens South Banking (MHC)	NC	NASDAQ	21.620	23.150	14.050	16.86	19.45	10.37	104.35	0.32	32.27	208.49	20.72	30.03
WAKE	Wake Forest Bancshares (MHC)	NC	OTC BB	15.020	18.000	14.250	-6.13	-7.57	12.80	80.83	0.48	17.07	117.34	18.58	20.58
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	NASDAQ	18.210	21.500	10.705	6.37	-4.41	6.93	66.19	0.32	21.42	262.77	27.51	21.42
LIBB	Liberty Bancorp Inc. (MHC)	NJ	NASDAQ	26.100	26.500	11.250	0.58	-0.15	10.08	110.47	0.12	63.66	258.93	23.63	56.74
PLSK	Pulaski Bancorp Inc. (MHC)	NJ	NASDAQ	31.930	32.850	16.000	-1.84	-2.29	13.56	122.42	0.40	37.56	235.47	26.08	35.09
ROEB	Roebling Financial Corp. (MHC)	NJ	OTC BB	17.100	20.750	13.500	-7.57	-12.31	15.37	184.86	0.00	12.86	111.26	9.25	12.86
WEBK	West Essex Bancorp (MHC)	NJ	NASDAQ	23.250	23.250	11.840	24.99	8.89	10.49	80.56	0.53	34.70	221.64	28.86	34.70
ALMG	Alamogordo Finl Corp. (MHC)	NM	OTC BB	24.350	32.500	18.000	-6.35	-13.04	21.35	123.72	0.64	44.27	114.05	19.68	44.27
FNFG	First Niagara Finl Group (MHC)	NY	NASDAQ	30.000	30.550	12.760	5.26	18.11	10.92	111.41	0.42	28.85	274.73	26.93	28.85
GOV	Gouverneur Bancorp (MHC)	NY	AMEX	9.550	10.700	7.000	2.14	-7.73	7.55	36.45	0.19	26.53	126.49	26.20	28.94
GCBC	Greene County Bncp Inc. (MHC)	NY	NASDAQ	17.430	19.750	13.460	-3.17	-5.27	13.37	108.73	0.60	21.26	130.37	16.03	21.52
ONFC	Oneida Financial Corp. (MHC)	NY	NASDAQ	18.750	19.500	12.667	-0.27	3.02	9.60	82.55	0.51	31.25	195.31	22.71	32.89
OCSB	Oswego County Bancorp (MHC)	NY	OTC BB	11.500	14.250	4.767	-4.96	6.98	6.47	67.81	0.18	25.56	177.74	16.96	25.56
PRTR	Partners Trust Financial (MHC)	NY	NASDAQ	15.090	16.410	13.000	12.70	-4.13	11.48	72.95	0.00	NA	131.45	20.69	NA
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	NASDAQ	11.250	14.990	10.380	2.46	-22.68	8.93	99.01	0.28	16.54	125.98	11.36	24.46
PBCP	Provident Bancorp Inc. (MHC)	NY	NASDAQ	28.500	29.770	20.580	2.93	0.88	13.48	129.53	0.41	24.15	211.42	22.00	23.95
ROME	Rome Bancorp Inc. (MHC)	NY	NASDAQ	24.400	24.500	15.260	37.31	12.18	12.47	85.66	0.34	30.12	195.67	28.48	31.69
SFFS	Sound Federal Bancorp (MHC)	NY	NASDAQ	23.020	23.949	11.670	-1.62	19.58	13.36	136.34	0.30	16.10	172.31	16.88	16.10

THRIFT STOCK PRICES AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2002

		State	Exchange	PER SHARE Latest Price ($)	All Time High ($)	All Time Low ($)	Monthly Change (%)	Quarterly Change (%)	Book Value ($)	Assets ($)	12 Month Div. ($)	PRICING RATIOS Price/ Earnings (X)	Price/ Bk. Value (%)	Price/ Assets (%)	Price/Core Earnings (X)
WAYN	Wayne Savings Bancshares (MHC)	OH	NASDAQ	20.150	22.000	13.000	4.68	-1.95	10.27	130.09	0.68	25.83	196.20	15.49	25.83
EKAB	Eureka Bank (MHC)	PA	OTC BB	18.000	20.000	12.400	0.00	2.86	15.40	62.41	0.77	27.69	116.88	28.84	27.69
ALLB	Greater Delaware Valley (MHC)	PA	NASDAQ	23.900	32.600	22.550	1.57	-11.48	10.33	107.78	0.36	41.21	231.36	22.17	40.51
NWSB	Northwest Bancorp Inc. (MHC)	PA	NASDAQ	13.310	14.950	9.700	27.98	-9.15	6.57	90.46	0.26	17.75	202.59	14.71	19.01
SKBO	Skibo Financial Corp. (MHC)	PA	NASDAQ	12.280	14.500	10.350	-9.04	-5.90	7.70	49.69	0.98	72.24	159.48	24.72	72.24
JFSZ	Jefferson FS&LA (MHC)	TN	Pink Sheet	31.000	35.000	17.000	-6.06	-6.06	16.88	144.40	0.70	26.27	183.65	21.47	27.43
BKMU	Bank Mutual Corp. (MHC)	WI	NASDAQ	21.200	21.700	13.830	17.06	10.13	14.28	130.68	0.32	19.27	148.46	16.22	19.27
ALL MUTUAL HOLDING COMPANIES															
	AVERAGE			19.290	21.265	13.333	4.67	-1.18	12.07	106.26	0.41	31.09	165.80	20.20	33.04
	MEDIAN			18.210	20.000	12.760	2.09	-1.96	12.11	106.07	0.36	26.39	159.93	19.13	26.62
	HIGH			31.930	35.000	29.420	37.31	19.58	21.35	191.42	1.40	72.24	274.73	57.11	140.00
	LOW			9.550	10.700	4.767	-9.04	-22.68	6.47	36.45	0.00	12.79	101.44	8.24	12.86

EXHIBIT 37

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
NEBS	New England Bancshares (MHC)	CT	147,757	22,585	NA	NA	NA	NA	NA	06/04/02	OTC BB	2,049,875	26.55
PBCT	People's Bank (MHC)	CT	11,810,600	953,200	838,300	0.38	0.34	4.56	4.11	07/06/88	NASDAQ	61,700,000	1,528.93
CHFN	Charter Financial Corp. (MHC)	GA	1,016,565	262,280	262,280	0.27	NA	0.96	NA	10/17/01	NASDAQ	19,822,405	580.60
WCFB	Webster City Fed Bncp (MHC)	IA	100,047	21,911	21,911	1.36	1.36	6.40	6.41	08/15/94	NASDAQ	1,886,126	35.88
AJSB	AJS Bancorp Inc. (MHC)	IL	213,232	32,401	32,401	NA	NA	NA	NA	12/27/01	OTC BB	2,406,950	35.14
JXSB	Jacksonville Bancorp (MHC)	IL	244,568	19,849	16,644	-0.07	0.65	-0.87	7.91	04/21/95	NASDAQ	1,909,304	20.14
MSVB	Mid-Southern Savings Bank(MHC)	IN	115,400	13,581	13,581	0.83	0.83	6.09	6.09	04/09/98	OTC BB	1,451,991	18.14
CFFN	Capitol Federal Finl (MHC)	KS	8,795,241	975,771	975,771	0.96	0.96	8.46	8.46	04/01/99	NASDAQ	74,148,828	1,835.06
BRKL	Brookline Bancorp Inc.	MA	1,515,442	296,447	296,447	1.86	1.72	7.22	6.67	07/10/02	NASDAQ	NA	724.93
SERC	Service Bancorp Inc. (MHC)	MA	277,077	20,365	20,365	0.50	0.61	6.63	8.00	10/08/98	OTC BB	1,661,991	26.09
WFSM	Westborough Finl Services(MHC)	MA	237,166	27,401	27,401	0.60	0.56	5.09	4.78	02/16/00	OTC BB	1,581,574	33.69
WFD	Westfield Financial Inc. (MHC)	MA	791,416	128,531	128,531	0.63	0.63	4.27	4.32	12/28/01	AMEX	10,579,000	163.27
BCSB	BCSB Bankcorp Inc. (MHC)	MD	446,366	44,300	44,300	0.28	0.28	2.75	2.68	07/08/98	NASDAQ	5,872,322	75.46
LFED	Leeds Federal Bankshares (MHC)	MD	438,070	52,114	52,114	0.57	0.57	4.47	4.47	05/02/94	NASDAQ	4,538,181	133.51
ALPN	Alpena Bancshares Inc. (MHC)	MI	235,281	21,008	19,208	0.35	0.37	4.14	4.34	11/07/94	OTC BB	1,644,378	23.84
LBTM	Liberty Savings Bank (MHC)	MO	182,881	19,785	19,785	0.19	0.09	1.83	0.89	08/23/93	OTC BB	1,341,276	22.53
EBMT	Eagle Bancorp (MHC)	MT	184,581	21,703	21,703	1.11	1.10	9.46	9.41	04/05/00	OTC BB	1,208,172	25.49
ASFE	AF Bankshares (MHC)	NC	173,169	12,666	11,011	-0.01	-0.06	-0.16	-0.81	10/07/96	OTC BB	1,049,838	14.69
CSBC	Citizens South Banking (MHC)	NC	439,268	43,661	35,198	0.79	0.85	6.68	7.13	04/13/98	NASDAQ	4,209,434	91.01
WAKE	Wake Forest Bancshares (MHC)	NC	92,945	14,721	14,721	1.07	0.88	6.95	5.74	04/03/96	OTC BB	1,149,840	17.26
HCBK	Hudson City Bancorp Inc. (MHC)	NJ	12,842,564	1,273,114	1,273,114	1.43	1.43	12.73	12.73	07/13/99	NASDAQ	194,032,908	3,522.93
LIBB	Liberty Bancorp Inc. (MHC)	NJ	360,926	32,930	32,930	0.39	0.44	4.20	4.73	07/01/98	NASDAQ	3,267,072	85.27
PLSK	Pulaski Bancorp Inc. (MHC)	NJ	235,150	26,041	26,041	0.69	0.74	6.39	6.85	04/03/97	NASDAQ	1,920,845	61.33
ROEB	Roebling Financial Corp. (MHC)	NJ	78,656	6,539	6,539	0.75	0.75	9.13	9.13	10/02/97	OTC BB	425,500	7.28
WEBK	West Essex Bancorp (MHC)	NJ	390,333	50,839	47,678	0.88	0.88	6.35	6.35	10/05/98	NASDAQ	4,845,393	112.66
ALMG	Alamogordo Finl Corp. (MHC)	NM	157,745	27,221	27,221	0.46	0.46	2.60	2.60	05/16/00	OTC BB	1,275,000	31.47
FNFG	First Niagara Finl Group (MHC)	NY	2,872,223	272,303	191,527	0.94	0.94	9.83	9.83	04/20/98	NASDAQ	25,780,258	779.36
GOV	Gouverneur Bancorp (MHC)	NY	82,998	17,192	17,192	0.95	0.87	4.66	4.26	03/23/99	AMEX	2,276,759	21.74
GCBC	Greene County Bncp Inc. (MHC)	NY	220,158	26,401	26,401	0.82	0.81	6.46	6.41	12/30/98	NASDAQ	2,024,835	35.29
ONFC	Oneida Financial Corp. (MHC)	NY	417,480	46,618	35,854	0.84	0.80	6.66	6.35	12/30/98	NASDAQ	5,057,519	94.83
OCSB	Oswego County Bancorp (MHC)	NY	173,432	16,553	16,229	0.70	0.69	7.14	7.11	07/14/99	OTC BB	2,557,600	29.41
PRTR	Partners Trust Financial (MHC)	NY	1,037,108	163,263	163,263	NA	NA	NA	NA	04/04/02	NASDAQ	14,216,875	214.53
PBHC	Pathfinder Bancorp Inc. (MHC)	NY	257,966	22,980	20,796	0.74	0.49	7.93	5.28	11/16/95	NASDAQ	2,605,563	29.31
PBCP	Provident Bancorp Inc. (MHC)	NY	1,040,804	108,311	93,611	1.01	1.01	8.86	8.90	01/08/99	NASDAQ	8,035,420	229.01

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED, FDIC-INSURED MUTUAL HOLDING COMPANIES
AS OF AUGUST 23, 2002

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES			
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	IPO Date	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ROME	Rome Bancorp Inc. (MHC)	NY	249,253	36,289	36,289	0.96	0.92	6.44	6.12	10/06/99	NASDAQ	2,909,773	67.72
SFFS	Sound Federal Bancorp (MHC)	NY	651,465	63,820	49,850	1.14	1.14	11.33	11.33	10/08/98	NASDAQ	4,778,292	110.00
WAYN	Wayne Savings Bancshares (MHC)	OH	334,606	26,427	26,427	0.62	0.62	7.93	7.93	06/25/93	NASDAQ	2,572,021	51.83
EKAB	Eureka Bank (MHC)	PA	77,340	19,085	19,085	1.09	1.09	4.37	4.37	01/07/99	OTC BB	1,239,318	22.31
ALLB	Greater Delaware Valley (MHC)	PA	370,928	35,562	35,562	0.54	0.55	5.80	5.87	03/03/95	NASDAQ	3,441,383	82.25
NWSB	Northwest Bancorp Inc. (MHC)	PA	4,301,246	312,351	245,659	0.88	0.82	12.24	11.46	11/07/94	NASDAQ	47,549,659	632.89
SKBO	Skibo Financial Corp. (MHC)	PA	155,458	24,198	24,198	0.34	0.34	2.13	2.13	04/04/97	NASDAQ	3,128,793	38.57
JFSZ	Jefferson FS&LA (MHC)	TN	269,217	31,475	31,475	0.85	0.81	7.22	6.90	05/13/94	Pink Sheet	1,864,400	57.80
BKMU	Bank Mutual Corp. (MHC)	WI	2,894,847	316,249	257,614	0.82	0.82	7.76	7.76	11/02/00	NASDAQ	22,151,371	465.62
ALL MUTUAL HOLDING COMPANIES													
	AVERAGE		1,323,930	138,606	132,291	0.88	0.87	8.14	7.97			13,289,715	284.08
	MEDIAN		269,217	31,475	31,938	0.77	0.80	6.42	6.35			2,588,792	58
	HIGH		12,842,564	1,273,114	1,273,114	1.86	1.72	12.73	12.73			194,032,908	3,522.93
	LOW		77,340	6,539	6,539	-0.07	-0.06	-0.87	-0.81			425,500	7.28

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KY KA MO OH OK TN WI
IPO Date: <= 06/30/01
Asset size: <= $300,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**21.96**	**2.41**	**58.52**	**68.13**	**70.54**	**8.84**	**8.38**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 300,000	< 35.00	< 20.00	25.00 - 75.00	45.00 - 90.00	60.00 - 90.00	< 30.00	6.00 - 16.00
HBBI	Home Building Bancorp	IN	02/08/95	50,301	22.69	2.87	56.12	71.80	74.67	10.93	13.40
FFOL	First Federal of Olathe Bncp	KS	04/12/00	53,330	26.93	0.00	70.82	72.14	72.14	7.50	22.92
SFBK	SFB Bancorp Inc.	TN	05/30/97	57,576	16.70	4.70	51.52	76.36	81.05	0.00	20.85
WTWN	West Town Bancorp Inc.	IL	03/01/95	57,880	12.70	38.93	34.27	44.69	83.62	0.00	7.49
LNXC	Lenox Bancorp Inc.	OH	07/18/96	60,754	16.18	10.99	64.51	69.90	80.89	37.51	9.26
HWEN	Home Financial Bancorp	IN	07/02/96	66,746	7.76	6.21	52.25	78.97	85.18	27.72	9.56
FFFB	First Federal Finl Bncp Inc	OH	06/04/96	68,897	9.91	13.38	57.99	73.41	86.79	13.96	13.09
KYF	Kentucky First Bancorp Inc.	KY	08/29/95	79,672	21.15	27.13	32.15	49.40	76.53	14.80	16.51
ESDF	East Side Financial Inc.	IL	11/01/91	84,902	19.25	0.67	29.86	78.15	78.82	[illegible]	15.06
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	85,328	NA	16.44	48.97	61.50	77.95	29.09	9.68
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	88,718	13.94	9.55	44.27	73.75	83.29	6.28	10.32
SFFC	StateFed Financial Corp.	IA	01/05/94	96,508	6.15	0.00	50.95	86.97	86.97	14.51	15.06
FNFI	First Niles Financial Inc.	OH	10/27/98	97,275	47.23	10.12	29.06	41.24	51.37	20.05	18.71
UTBI	United Tennessee Bankshares	TN	01/05/98	110,180	19.74	7.43	56.12	70.90	78.33	0.00	13.53
BRBI	Blue River Bancshares Inc.	IN	06/24/98	114,528	17.10	20.70	28.53	56.30	77.00	2.18	8.72
GCFC	Grand Central Financial Corp.	OH	12/30/98	115,944	26.71	16.60	42.28	54.78	71.38	16.13	15.29
CIBI	Community Investors Bancorp	OH	02/07/95	119,743	14.43	4.41	64.56	79.89	84.31	17.82	10.29
CBES	CBES Bancorp Inc.	MO	09/30/96	121,535	23.95	5.63	40.77	63.58	69.21	7.41	11.92
FFDF	FFD Financial Corp.	OH	04/03/96	130,138	12.90	2.58	49.98	82.62	85.20	13.55	12.65
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	132,263	19.52	20.37	31.71	54.82	75.18	15.33	11.34
HLFC	Home Loan Financial Corp.	OH	03/26/98	132,281	6.77	7.60	57.91	83.93	91.53	21.77	15.23

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KY KA MO OH OK TN WI
IPO Date: <= 06/30/01
Asset size: <= $300,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		-	**77,872**	**21.96**	**2.41**	**58.52**	**68.13**	**70.54**	**8.84**	**8.38**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 300,000	< 35.00	< 20.00	25.00 - 75.00	45.00 - 90.00	60.00 - 90.00	< 30.00	6.00 - 16.00
LWFH	Lawrence Financial Holdings	OH	12/29/00	134,354	17.64	0.00	34.88	77.56	77.56	1.49	10.81
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	137,273	8.98	13.99	47.01	73.32	87.32	26.23	9.56
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	138,131	10.67	0.00	70.16	87.04	87.04	18.19	12.36
CKFB	CKF Bancorp Inc.	KY	01/04/95	140,692	10.37	0.11	62.69	86.40	86.51	4.83	9.53
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	140,957	5.41	0.00	90.92	93.05	93.05	31.91	12.82
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	142,866	20.41	0.01	54.38	75.53	75.53	0.70	15.58
NBSI	North Bancshares Inc.	IL	12/21/93	143,294	24.18	7.47	49.67	66.77	74.24	24.90	9.56
HCFC	Home City Financial Corp	OH	12/30/96	146,222	9.87	8.42	43.41	81.26	89.69	24.28	7.91
AMFC	AMB Financial Corp	IN	04/01/96	147,277	[illegible]	[illegible]	56.96	75.51	[illegible]	[illegible]	8.22
LOGN	Logansport Financial Corp.	IN	06/14/95	147,445	15.54	3.89	44.06	77.01	80.90	24.30	10.64
ASBP	ASB Financial Corp.	OH	05/11/95	148,307	20.34	3.72	48.51	73.51	77.23	2.85	10.42
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	150,589	34.17	8.09	52.84	57.17	65.26	0.00	6.90
FKAN	First Kansas Financial Corp.	KS	06/29/98	153,008	17.75	39.74	36.66	39.22	78.96	32.68	10.70
FFSL	First Independence Corp.	KS	10/08/93	153,020	13.35	4.03	58.29	80.58	84.61	18.30	9.81
GTPS	Great American Bancorp	IL	06/30/95	164,964	12.71	1.12	49.37	80.92	82.03	10.91	11.45
FFED	Fidelity Federal Bancorp	IN	08/31/87	164,972	9.67	16.19	28.38	61.76	77.95	15.06	7.56
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	182,644	NA	19.61	39.47	64.57	84.18	16.43	17.15
SFBI	Security Financial Bancorp Inc	IN	01/05/00	200,172	41.32	0.32	28.16	51.64	51.96	7.51	18.11
RIVR	River Valley Bancorp	IN	12/20/96	203,664	15.29	0.38	33.50	79.70	80.09	15.49	9.42
FBTC	First BancTrust Corp.	IL	04/19/01	215,036	23.76	22.25	19.15	48.89	71.14	11.86	12.96
POHF	Peoples Ohio Financial	OH	12/18/89	218,922	4.77	0.42	67.74	91.88	92.31	34.65	10.25

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

BALANCE SHEET PARAMETERS

General Parameters:
States: AR IA IL IN KY KA MO OH OK TN WI
IPO Date: <= 06/30/01
Asset size: <= $300,000,000

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**21.96**	**2.41**	**58.52**	**68.13**	**70.54**	**8.84**	**8.38**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 300,000	< 35.00	< 20.00	25.00 - 75.00	45.00 - 90.00	60.00 - 90.00	< 30.00	6.00 - 16.00
NEIB	Northeast Indiana Bancorp	IN	06/28/95	225,293	15.43	10.00	46.27	71.08	81.07	31.36	11.79
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	227,955	9.34	0.23	44.89	86.26	86.50	22.07	9.43
FFWC	FFW Corp.	IN	04/05/93	237,896	NA	14.92	32.48	59.63	74.55	22.85	9.45
FFBI	First Federal Bancshares Inc.	IL	09/28/00	242,944	38.60	15.64	30.28	44.36	60.00	1.65	17.73
PFED	Park Bancorp Inc.	IL	08/12/96	245,600	26.26	9.02	40.97	60.55	69.57	20.18	11.64
FBSI	First Bancshares Inc.	MO	12/22/93	255,877	22.12	0.69	44.09	73.01	73.70	12.23	9.54
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	266,288	6.47	9.95	44.26	79.32	89.27	19.27	9.20
UCBC	Union Community Bancorp	IN	12/29/97	270,057	8.54	0.71	67.79	86.71	87.42	15.96	14.36
FFHS	First Franklin Corp.	OH	01/26/88	278,411	20.41	7.13	50.46	69.87	77.00	14.97	7.96
HCBB	HCB Bancshares Inc.	AR	05/07/97	281,985	18.65	31.57	14.61	45.23	76.79	29.80	10.79
FCAP	First Capital Inc.	IN	01/04/99	291,312	22.54	3.55	50.05	70.30	73.85	15.81	11.98
BNKP	BankPlus FSB	IL	07/10/91	294,178	7.57	29.18	50.52	61.92	91.10	15.64	6.36
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	299,726	29.77	18.49	40.89	49.16	67.65	26.76	6.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

EXHIBIT 39

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
States: AR IA IL IN KY KA MO OH OK TN WI
IPO Date: <= 06/30/01
Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**0.07**	**0.83**	**2.88**	**2.92**	**0.42**	**0.12**	**0.00**	**0.25**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 350,000	< 0.70	< 10.00	2.00 - 4.00	2.00 - 4.00	< 0.90	< 1.00	< 0.50	> 0.20
HBBI	Home Building Bancorp	IN	02/08/95	50,301	0.93	6.81	4.02	2.42	0.27	0.24	0.03	0.34
FFOL	First Federal of Olathe Bncp	KS	04/12/00	53,330	0.84	3.54	3.35	1.75	0.04	0.40	0.38	0.33
SFBK	SFB Bancorp Inc.	TN	05/30/97	57,576	1.10	5.41	4.04	2.42	0.38	0.16	0.00	0.62
WTWN	West Town Bancorp Inc.	IL	03/01/95	57,880	0.34	4.61	2.33	1.97	0.34	0.20	0.00	0.21
LNXC	Lenox Bancorp Inc.	OH	07/18/96	60,754	NA	NA	2.77	3.52	0.85	NA	0.00	0.59
HWEN	Home Financial Bancorp	IN	07/02/96	66,746	0.78	8.60	4.65	3.52	0.41	1.60	0.41	0.52
FFFB	First Federal Fin Bncp Inc.	OH	06/04/95	68,897	0.66	5.25	[illegible]	2.17	0.19	0.59	[illegible]	0.40
KYF	Kentucky First Bancorp Inc.	KY	08/29/95	79,672	1.21	7.43	3.69	2.05	0.25	NA	0.06	0.30
ESDF	East Side Financial Inc.	IL	11/01/91	84,902	0.64	4.23	4.00	3.18	0.31	0.62	0.00	0.31
IDVB	Indian Village Bancorp Inc.	OH	07/02/99	85,328	0.18	1.73	2.97	1.94	0.28	2.48	0.08	0.89
HZFS	Horizon Financial Svcs Corp.	IA	06/30/94	88,718	1.05	10.77	3.69	2.48	0.75	2.15	0.18	0.57
SFFC	StateFed Financial Corp.	IA	01/05/94	96,508	0.64	4.47	3.21	1.71	0.15	3.95	1.85	0.58
FNFI	First Niles Financial Inc.	OH	10/27/98	97,275	0.85	4.52	3.29	1.97	0.04	1.08	0.04	0.76
UTBI	United Tennessee Bankshares	TN	01/05/98	110,180	1.45	10.78	4.49	2.38	0.35	0.52	0.00	0.68
BRBI	Blue River Bancshares Inc.	IN	06/24/98	114,528	-1.31	-13.82	2.32	3.44	0.36	4.21	0.82	1.54
GCFC	Grand Central Financial Corp.	OH	12/30/98	115,944	0.54	3.65	[illegible]	2.59	0.23	0.58	0.08	0.31

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- States: AR IA IL IN KY KA MO OH OK TN WI
- IPO Date: <= 06/30/01
- Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**0.07**	**0.83**	**2.88**	**2.92**	**0.42**	**0.12**	**0.00**	**0.25**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 350,000	< 0.70	< 10.00	2.00 - 4.00	2.00 - 4.00	< 0.90	< 1.00	< 0.50	> 0.20
CIBI	Community Investors Bancorp	OH	02/07/95	119,743	1.01	9.88	3.25	1.83	0.26	NA	0.05	0.47
CBES	CBES Bancorp Inc.	MO	09/30/96	121,535	-0.42	-4.02	2.70	3.10	0.61	4.93	2.48	1.39
FFDF	FFD Financial Corp.	OH	04/03/96	130,138	0.88	7.07	3.18	2.01	0.36	0.20	0.00	0.52
LXMO	Lexington B&L Financial Corp.	MO	06/06/96	132,263	0.60	5.43	2.62	1.87	0.37	0.72	0.00	0.55
HLFC	Home Loan Financial Corp.	OH	03/26/98	132,281	1.17	7.42	4.32	2.60	0.34	1.08	0.09	0.38
LWFH	Lawrence Financial Holdings	OH	12/29/00	134,354	0.41	3.57	3.87	2.88	0.53	1.20	0.02	0.79
SOBI	Sobieski Bancorp Inc.	IN	03/31/95	137,273	0.06	0.64	2.58	2.04	0.39	0.74	0.04	0.91
PSFC	Peoples-Sidney Financial Corp.	OH	04/28/97	138,131	0.48	3.80	2.98	2.23	0.09	0.61	0.00	0.50
CKFB	CKF Bancorp Inc.	KY	01/04/95	140,692	0.86	9.43	2.81	1.45	0.14	1.53	0.04	0.37
FKKY	Frankfort First Bancorp Inc.	KY	07/10/95	140,957	0.91	7.33	2.67	1.28	0.04	NA	0.00	0.07
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	142,866	0.41	2.51	2.87	2.37	0.30	0.61	0.60	0.42
NBSI	North Bancshares Inc.	IL	12/21/93	143,294	0.37	3.89	2.81	2.36	0.26	0.00	0.00	0.23
HCFC	Home City Financial Corp.	OH	12/30/96	146,222	0.12	1.47	2.72	2.73	0.45	0.94	0.03	0.31
AMFC	AMB Financial Corp.	IN	04/01/96	147,277	0.68	8.33	2.94	2.46	0.89	0.98	0.00	0.46
LOGN	Logansport Financial Corp.	IN	06/14/95	147,445	1.03	8.29	3.19	1.67	0.28	1.19	0.00	0.87
ASBP	ASB Financial Corp.	OH	05/11/95	148,307	0.87	8.42	3.16	2.13	0.31	0.78	0.00	0.61

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS

Most Recent Four Quarters

General Parameters:
States: AR IA IL IN KY KA MO OH OK TN WI
IPO Date: <= 06/30/01
Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY [1]		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**0.07**	**0.83**	**2.88**	**2.92**	**0.42**	**0.12**	**0.00**	**0.25**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 350,000	< 0.70	< 10.00	2.00 - 4.00	2.00 - 4.00	< 0.90	< 1.00	< 0.50	> 0.20
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	150,589	0.59	8.69	3.19	2.89	0.77	0.11	0.00	0.23
FKAN	First Kansas Financial Corp.	KS	06/29/98	153,008	0.41	3.76	2.07	2.23	0.82	0.10	0.00	0.17
FFSL	First Independence Corp.	KS	10/08/93	153,020	0.90	9.46	3.49	2.09	0.25	1.76	0.50	0.54
GTPS	Great American Bancorp	IL	06/30/95	164,964	0.97	8.71	3.85	3.50	1.53	0.12	0.32	0.70
FFED	Fidelity Federal Bancorp	IN	08/31/87	164,972	-0.35	-4.95	2.35	4.46	2.16	1.62	1.21	0.88
FBEI	First Bancorp of Indiana Inc.	IN	04/07/99	182,644	0.63	3.72	3.40	2.87	0.88	NA	0.00	0.45
SFBI	Security Financial Bancorp Inc	IN	01/05/00	200,172	0.60	3.27	3.68	3.16	0.70	1.15	0.06	0.76
RIVR	River Valley Bancorp	IN	12/20/96	203,664	1.11	11.76	3.76	2.62	1.09	NA	0.00	0.99
FBTC	First BancTrust Corp.	IL	04/19/01	215,036	0.91	6.41	3.82	3.27	1.43	1.77	0.34	0.94
POHF	Peoples Ohio Financial	OH	12/18/89	218,922	1.22	12.17	3.83	2.58	0.71	0.74	0.03	0.38
NEIB	Northeast Indiana Bancorp	IN	06/28/95	225,293	0.74	6.59	2.82	2.00	0.56	2.78	0.08	0.92
FFBZ	First Federal Bancorp Inc.	OH	07/13/92	227,955	1.00	11.31	4.12	2.87	0.68	0.20	0.01	0.72
FFWC	FFW Corp.	IN	04/05/93	237,896	0.83	8.58	3.00	2.03	0.82	0.90	0.05	0.99
FFBI	First Federal Bancshares Inc.	IL	09/28/00	242,944	0.68	3.65	2.67	1.66	0.14	0.33	0.06	0.25
PFED	Park Bancorp Inc.	IL	08/12/96	245,600	0.58	6.10	2.79	1.86	0.20	0.21	0.00	[illegible]
FBSI	First Bancshares Inc.	MO	12/22/93	255,877	0.72	6.66	3.21	2.34	0.51	0.90	0.13	0.30

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP SELECTION

OPERATING PERFORMANCE AND ASSET QUALITY PARAMETERS
Most Recent Four Quarters

General Parameters:
- States: AR IA IL IN KY KA MO OH OK TN WI
- IPO Date: <= 06/30/01
- Asset size: <= $350,000,000

					OPERATING PERFORMANCE					ASSET QUALITY (1)		
			IPO Date	Total Assets ($000)	Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		**-**	**77,872**	**0.07**	**0.83**	**2.88**	**2.92**	**0.42**	**0.12**	**0.00**	**0.25**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 350,000	< 0.70	< 10.00	2.00 - 4.00	2.00 - 4.00	< 0.90	< 1.00	< 0.50	> 0.20
SMBC	Southern Missouri Bancorp Inc.	MO	04/13/94	266,288	0.91	9.77	3.67	2.31	0.34	0.27	0.15	0.59
UCBC	Union Community Bancorp	IN	12/29/97	270,057	1.36	7.52	3.84	1.73	0.12	1.67	0.20	0.36
FFHS	First Franklin Corp.	OH	01/26/88	278,411	0.29	3.56	1.98	1.82	0.36	0.50	0.00	0.41
HCBB	HCB Bancshares Inc.	AR	05/07/97	281,985	0.48	4.23	2.55	2.44	0.58	0.81	0.24	0.53
FCAP	First Capital Inc.	IN	01/04/99	291,312	1.13	9.46	3.57	2.23	0.57	NA	0.05	0.39
BNKP	BankPlus FSB	IL	07/10/91	294,178	0.43	6.67	2.64	2.10	0.37	0.55	0.04	0.24
HMLK	Hemlock Federal Financial Corp.	IL	04/02/97	299,726	0.68	8.29	2.70	2.16	0.46	0.07	0.00	0.32

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

EXHIBIT 40

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

BALANCE SHEET RATIOS

			IPO Date	Total Assets ($000)	Cash & Invest./ Assets (%)	MBS/ Assets (%)	1-4 Fam. Loans/ Assets (%)	Total Net Loans/ Assets (%)	Total Net Loans & MBS/ Assets (%)	Borrowed Funds/ Assets (%)	Equity/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		-	**77,872**	**21.96**	**2.41**	**58.52**	**68.13**	**70.54**	**8.84**	**8.38**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 300,000	< 35.00	< 20.00	25.00 - 75.00	45.00 - 90.00	60.00 - 90.00	< 30.00	6.00 - 16.00
FFFB	First Federal Finl Bncp Inc.	OH	06/04/96	68,897	9.91	13.38	57.99	73.41	86.79	13.96	13.09
ESDF	East Side Financial Inc.	IL	11/01/91	84,902	19.25	0.67	29.86	78.15	78.82	4.71	15.06
GCFC	Grand Central Financial Corp.	OH	12/30/98	115,944	26.71	16.60	42.28	54.78	71.38	16.13	15.29
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	142,866	20.41	0.01	54.38	75.53	75.53	0.70	15.58
NBSI	North Bancshares Inc.	IL	12/21/93	143,294	24.13	7.47	49.67	66.77	74.24	23.90	9.56
HCFC	Home City Financial Corp.	OH	12/30/96	146,222	3.87	8.42	43.41	81.26	89.69	24.23	7.91
AMFC	AMB Financial Corp.	IN	04/01/96	147,277	15.81	1.79	56.96	75.51	77.30	15.82	8.22
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	150,589	34.17	8.09	52.84	57.17	65.26	0.00	6.90
PFED	Park Bancorp Inc.	IL	08/12/96	245,600	26.26	9.02	40.97	60.55	69.57	20.18	11.64
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	299,726	29.77	18.49	40.89	49.16	67.65	26.76	6.89
		AVERAGE		154,532	21.03	8.39	46.92	67.23	75.62	14.64	11.01
		MEDIAN		144,758	22.27	8.26	46.54	70.09	74.89	15.97	10.60
		HIGH		299,726	34.17	18.49	57.99	81.26	89.69	26.76	15.58
		LOW		68,897	3.87	0.01	29.86	49.16	65.26	0.00	6.89

KELLER & COMPANY
Dublin, Ohio
614-766-1426

FINAL COMPARABLE GROUP

OPERATING PERFORMANCE AND ASSET QUALITY RATIOS
Most Recent Four Quarters

			IPO Date	Total Assets ($000)	OPERATING PERFORMANCE: Core ROAA (%)	Core ROAE (%)	Net Interest Margin (%)	Operating Expenses/ Assets (%)	Noninterest Income/ Assets (%)	ASSET QUALITY [1]: NPA/ Assets (%)	Repo. Assets/ Assets (%)	Reserves/ Assets (%)
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION		-	**77,872**	**0.07**	**0.83**	**2.88**	**2.92**	**0.42**	**0.12**	**0.00**	**0.25**
	DEFINED PARAMETERS FOR INCLUSION IN COMPARABLE GROUP		Prior to 06/30/01	< 350,000	< 0.70	< 10.00	2.00 - 4.00	2.00 - 4.00	< 0.90	< 1.00	< 0.50	> 0.20
FFFB	First Federal Finl Bncp Inc.	OH	06/04/96	68,897	0.66	5.25	3.15	2.17	0.19	0.59	0.35	0.40
ESDF	East Side Financial Inc.	IL	11/01/91	84,902	0.64	4.23	4.00	3.18	0.31	0.62	0.00	0.31
GCFC	Grand Central Financial Corp.	OH	12/30/98	115,944	0.54	3.65	3.31	2.59	0.23	0.58	0.08	0.31
HFFB	Harrodsburg First Fin Bancorp	KY	10/04/95	142,866	0.41	2.51	2.87	2.37	0.30	0.61	0.60	0.42
NBSI	North Bancshares Inc.	IL	12/21/93	143,294	0.37	3.89	2.81	2.36	0.26	0.00	0.00	0.23
HCFC	Home City Financial Corp.	OH	12/30/96	146,222	0.12	1.47	2.72	2.73	0.45	0.94	0.03	0.31
AMFC	AMB Financial Corp.	IN	04/01/96	147,277	0.68	8.33	2.94	2.46	0.89	0.98	0.00	0.46
MCPH	Midland Capital Holdings Corp.	IL	06/30/93	150,589	0.59	8.69	3.19	2.89	0.77	0.11	0.00	0.23
PFED	Park Bancorp Inc.	IL	08/12/96	245,600	0.68	6.10	2.79	1.86	0.21	0.21	0.00	0.22
HMLK	Hemlock Federal Financial Corp	IL	04/02/97	299,726	0.58	8.29	2.70	2.16	0.46	0.17	0.00	0.32
	AVERAGE			154,532	0.53	5.24	3.05	2.48	0.41	0.48	0.11	0.32
	MEDIAN			144,758	0.59	4.74	2.91	2.42	0.31	0.59	0.00	0.31
	HIGH			299,726	0.68	8.69	4.00	3.18	0.89	0.98	0.60	0.46
	LOW			68,897	0.12	1.47	2.70	1.86	0.19	0.00	0.00	0.22

(1) Asset quality ratios reflect balance sheet totals at the end of the most recent quarter.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Conversion (IPO) Date	Most Recent Quarter: Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT												
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**Liberty**	**MO**	**4**	--	--	**77,872**	**72,959**	**53,054**	**0**	**63,668**	**6,526**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	Munster	IN	3	NASDAQ	04/01/96	147,277	133,943	111,213	0	103,785	12,105
ESDF	East Side Financial, Incorporated	Chicago	IL	2	Pink Sheet	11/01/91	84,902	79,364	66,354	0	67,397	12,784
FFFB	First Federal Financial Bancorp, Incorporated	Ironton	OH	2	OTC BB	06/04/96	68,897	65,555	50,580	0	49,799	9,019
GCFC	Grand Central Financial Corp.	Wellsville	OH	2	NASDAQ	12/30/98	115,944	109,412	63,515	0	78,219	17,723
HFFB	Harrodsburg First Financial Bancorp, Inc.	Harrodsburg	KY	4	NASDAQ	10/04/95	142,866	113,241	107,901	357	115,732	22,253
HMLK	Hemlock Federal Financial Corp.	Oak Forest	IL	6	NASDAQ	04/02/97	299,726	291,508	147,342	1,450	195,452	20,644
HCFC	Home City Financial Corporation	Springfield	OH	2	NASDAQ	12/30/96	146,222	134,286	118,827	359	98,365	11,571
MCPH	Midland Capital Holdings Corporation	Bridgeview	IL	4	OTC BB	06/30/93	150,589	142,413	86,087	0	138,444	10,397
NBSI	North Bancshares, Inc.	Chicago	IL	2	NASDAQ	12/21/93	143,294	128,814	95,683	0	91,363	13,695
PFED	Park Bancorp, Inc.	Chicago	IL	3	NASDAQ	08/12/96	245,600	218,145	148,716	0	164,150	28,600
	Average			3.0			154,532	141,668	99,622	217	110,271	15,879
	Median			2.5			144,758	131,379	101,792	0	101,075	13,240
	High			6.0			299,726	291,508	148,716	1,450	195,452	28,600
	Low			2.0			68,897	65,555	50,580	0	49,799	9,019

EXHIBIT 43

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET
ASSET COMPOSITION - MOST RECENT QUARTER

		Total Assets ($000)	Cash & Invest. (%)	MBS (%)	Net Loans (%)	Loan Loss Reserves (%)	Real Estate Owned (%)	Goodwill & Intang. (%)	Other Assets (%)	High Risk R.E. Loans (%)	Non-Perf. Assets (%)	Interest Earning Assets (%)	Interest Bearing Liabilities (%)	Capitalized Loan Servicing (%)
			As a Percent of Total Assets											
SUBJECT														
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**77,872**	**21.96**	**2.41**	**68.13**	**0.25**	**0.00**	**0.01**	**7.50**	**5.18**	**0.12**	**93.69**	**90.61**	**0.01**
COMPARABLE GROUP														
AMFC	AMB Financial Corp.	147,277	15.81	1.79	75.51	0.46	0.00	0.00	6.16	12.27	0.98	90.61	89.32	0.00
ESDF	East Side Financial Inc.	84,902	19.25	0.67	78.15	0.31	0.00	0.00	1.49	38.81	0.62	92.95	80.58	0.44
FFFB	First Federal Finl Bncp Inc.	68,897	9.91	13.38	73.41	0.40	0.35	0.00	3.05	11.91	0.59	97.87	87.54	0.00
GCFC	Grand Central Financial Corp.	115,944	26.71	16.60	54.78	0.31	0.08	0.00	1.91	1.71	0.58	98.89	83.72	0.00
HFFB	Harrodsburg First Fin Bancorp	142,866	20.41	0.01	75.53	0.42	0.60	0.25	3.66	11.54	0.61	95.17	80.38	0.00
HMLK	Hemlock Federal Financial Corp	299,726	29.77	18.49	49.16	0.32	0.00	0.48	2.09	9.16	0.17	96.11	90.84	0.00
HCFC	Home City Financial Corp.	146,222	3.87	8.42	81.26	0.31	0.03	0.25	6.19	25.28	0.94	93.94	91.11	0.00
MCPH	Midland Capital Holdings Corp.	150,589	34.17	8.09	57.17	0.23	0.00	0.00	2.78	1.48	0.11	92.57	89.63	0.00
NBSI	North Bancshares Inc.	143,294	24.13	7.47	66.77	0.23	0.00	0.00	1.63	14.43	0.00	93.30	81.42	0.00
PFED	Park Bancorp Inc.	245,600	26.26	9.02	60.55	0.22	0.00	0.00	4.17	14.62	0.21	94.77	86.30	0.00
	Average	154,532	21.03	8.39	67.23	0.32	0.11	0.10	3.31	14.12	0.48	94.62	86.09	0.04
	Median	144,758	22.27	8.26	70.09	0.31	0.00	0.00	2.92	12.09	0.58	94.36	86.92	0.00
	High	299,726	34.17	18.49	81.26	0.46	0.60	0.48	6.19	38.81	0.98	98.89	91.11	0.44
	Low	68,897	3.87	0.01	49.16	0.22	0.00	0.00	1.49	1.48	0.00	90.61	80.38	0.00
ALL THRIFTS (272)														
	Average	2,727,538	15.92	11.95	68.13	0.64	0.11	0.45	3.20	17.97	0.76	92.01	83.58	0.18
MIDWEST THRIFTS (107)														
	Average	651,871	16.16	8.08	71.76	0.59	0.16	0.31	3.16	16.65	1.04	93.58	85.27	0.19
MISSOURI THRIFTS (8)														
	Average	307,344	15.32	6.25	75.32	0.68	0.41	0.28	3.14	20.42	1.31	96.39	87.23	0.13

KELLER & COMPANY
Dublin, Ohio
614-766-1426

BALANCE SHEET COMPARISON

LIABILITIES AND EQUITY - MOST RECENT QUARTER

		Total Liabilities ($000)	Total Equity ($000)	Total Deposits (%)	Total Borrowings (%)	Other Liabilities (%)	Preferred Equity (%)	Common Equity (%)	FASB 115 Unrealized Gain (Loss) (%)	Retained Earnings (%)	Total Equity (%)	Tangible Equity (%)	Tier 1 Capital (%)	Reg. Tangible Capital (%)	Reg. Risk-Based Capital (%)
				As a Percent of Assets											
SUBJECT															
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**71,345**	**6,526**	**81.76**	**8.84**	**1.01**	**-**	**-**	**0.10**	**8.28**	**8.38**	**8.28**	**8.28**	**8.28**	**16.30**
COMPARABLE GROUP															
AMFC	AMB Financial Corp.	130,172	12,105	70.47	15.82	2.10	0.00	8.22	0.10	3.30	8.22	8.22	7.05	7.25	12.52
ESDF	East Side Financial Inc.	72,118	12,784	79.38	4.71	0.85	0.00	15.06	0.50	11.13	15.06	15.06	14.13	14.21	20.24
FFFB	First Federal Finl Bncp Inc.	59,878	9,019	72.28	13.96	0.66	0.00	13.09	0.07	6.42	13.09	13.09	11.18	11.20	19.95
GCFC	Grand Central Financial Corp.	98,221	17,723	67.46	16.13	1.12	0.00	15.29	0.02	13.02	15.29	15.29	19.75	19.90	40.31
HFFB	Harrodsburg First Fin Bancorp	118,922	22,253	81.01	0.70	1.53	0.00	15.58	2.14	2.62	15.58	15.36	9.65	11.84	20.22
HMLK	Hemlock Federal Financial Corp	279,082	20,644	65.21	26.76	1.14	0.00	6.89	0.30	4.17	6.89	6.43	6.59	7.08	16.91
HCFC	Home City Financial Corp.	134,651	11,571	67.27	24.23	0.59	0.00	7.91	(0.02)	4.51	7.91	7.69	7.68	7.70	10.90
MCPH	Midland Capital Holdings Corp.	140,192	10,397	91.94	0.00	1.16	0.00	6.90	0.70	3.97	6.90	6.90	6.21	6.15	12.37
NBSI	North Bancshares Inc.	129,599	13,695	63.76	23.90	2.78	0.00	9.56	0.06	4.20	9.56	9.56	9.07	9.10	18.94
PFED	Park Bancorp Inc.	217,000	28,600	66.84	20.18	1.33	0.00	11.64	0.08	2.33	11.64	11.64	8.75	9.00	14.59
	Average	137,984	15,879	72.56	14.64	1.33	0.00	11.01	0.39	5.57	11.01	10.92	10.01	10.34	18.69
	Median	129,886	13,240	68.97	15.97	1.15	0.00	10.60	0.09	4.19	10.60	10.60	8.91	9.05	17.92
	High	279,082	28,600	91.94	26.76	2.78	0.00	15.58	2.14	13.02	15.58	15.36	19.75	19.90	40.31
	Low	59,878	9,019	63.76	0.00	0.59	0.00	6.89	(0.02)	2.33	6.89	6.43	6.21	6.15	10.90
ALL THRIFTS (272)															
	Average	2,490,638	213,965	55.40	34.00	1.92	0.01	7.83	0.10	3.20	7.84	9.73	8.68	9.30	12.60
MIDWEST THRIFTS (107)															
	Average	593,488	56,139	63.32	25.44	2.29	0.00	8.61	(0.02)	4.12	8.61	7.18	7.13	7.18	13.24
MISSOURI THRIFTS (8)															
	Average	275,060	32,284	65.73	22.77	0.99	0.00	10.50	0.13	5.95	10.50	9.62	9.46	9.62	13.50

EXHIBIT 45

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON

TRAILING FOUR QUARTERS

($000)

		Interest Income	Interest Expense	Net Interest Income	Provision for Loss	Gain (Loss) on Sale	Total Non-Int. Income	Goodwill & Intang. Amtz.	Net Real Est. Expense	Total Non-Int. Expense	Non-Recurring Expense	Net Income Before Taxes	Income Taxes	Net Inc. Before Extraord. Items	Extraord. Items	Net Income	Core Income
SUBJECT																	
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**4,890**	**2,725**	**2,165**	**3**	**159**	**341**	**0**	**0**	**2,350**	**0**	**151**	**51**	**100**	**0**	**100**	**54**
COMPARABLE GROUP																	
AMFC	AMB Financial Corp.	9,254	5,420	3,834	365	0	1,273	0	124	3,507	0	1,235	262	973	0	973	973
ESDF	East Side Financial Inc.	5,616	2,369	3,247	44	258	261	0	0	2,640	0	1,082	386	696	0	696	528
FFFB	First Federal Finl Bncp Inc.	4,752	2,622	2,130	64	0	134	0	1	1,513	0	687	225	462	0	462	462
GCFC	Grand Central Financial Corp.	8,224	4,235	3,989	62	134	288	0	1	3,196	0	1,040	364	676	0	676	662
HFFB	Harrodsburg First Fin Bancorp	8,792	4,958	3,834	204	0	422	0	0	3,282	0	768	460	566	0	566	566
HMLK	Hemlock Federal Financial Corp	16,912	9,404	7,508	0	704	1,320	125	(9)	6,256	0	3,104	1,062	2,042	0	2,042	1,696
HCFC	*Home City Financial Corp.*	10,171	6,478	3,693	369	550	653	36	0	3,918	0	609	80	529	0	529	172
MCPH	Midland Capital Holdings Corp.	8,282	3,834	4,448	15	44	1,128	0	0	4,248	0	1,313	447	866	0	866	866
NBSI	North Bancshares Inc.	8,757	4,956	3,801	53	65	363	0	0	3,273	0	858	326	532	0	532	519
PFED	Park Bancorp Inc.	15,635	8,973	6,662	50	340	515	0	(139)	4,598	0	2,867	962	1,907	0	1,907	1,686
	Average	9,640	5,325	4,315	123	210	636	16	(2)	3,643	0	1,356	457	925	0	925	813
	Median	8,775	4,957	3,834	58	100	469	0	0	3,395	0	1,061	375	686	0	686	614
	High	16,912	9,404	7,508	369	704	1,320	125	124	6,256	0	3,104	1,062	2,042	0	2,042	1,696
	Low	4,752	2,369	2,130	0	0	134	0	(139)	1,513	0	609	80	462	0	462	172
ALL THRIFTS (272)																	
	Average	168,765	83,856	84,909	5,979	13,445	24,889	1,679	(178)	56,638	750	49,762	18,039	31,428	(1,048)	30,381	30,481
MIDWEST THRIFTS (107)																	
	Average	42,361	24,116	18,244	1,486	3,833	7,039	236	(0)	15,069	(8)	9,195	3,102	6,101	107	6,207	5,713
MISSOURI THRIFTS (8)																	
	Average	21,788	11,290	10,498	463	2,320	2,798	64	45	7,382	43	6,017	2,222	3,795	0	3,795	3,428

KELLER & COMPANY
Dublin, Ohio
614-766-1426

INCOME AND EXPENSE COMPARISON AS A PERCENTAGE OF AVERAGE ASSETS

TRAILING FOUR QUARTERS

		Interest Income (%)	Interest Expense (%)	Net Interest Income (%)	Provision for Loss (%)	Gain (Loss) on Sale (%)	Total Non-Int. Income (%)	Goodwill & Intang. Amtz. (%)	Net Real Est. Expense (%)	Total Non-Int. Expense (%)	Non-Recurring Expense (%)	Net Income Before Taxes (%)	Income Taxes (%)	Net Inc. Before Extraord. Items (%)	Extraord. Items (%)	Net Income (%)	Core Income (%)
SUBJECT																	
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**6.08**	**3.39**	**2.69**	**< 0.01**	**0.20**	**0.42**	**0.00**	**0.00**	**2.92**	**0.00**	**0.18**	**0.06**	**0.12**	**0.00**	**0.12**	**0.07**
COMPARABLE GROUP																	
AMFC	AMB Financial Corp.	6.50	3.81	2.69	0.26	0.00	0.89	0.00	0.09	2.46	0.00	0.87	0.18	0.68	0.00	0.68	0.68
ESDF	East Side Financial Inc.	6.75	2.85	3.91	0.05	0.31	0.31	0.00	0.00	3.18	0.00	1.30	0.46	0.84	0.00	0.84	0.64
FFFB	First Federal Finl Bncp Inc.	6.82	3.76	3.06	0.09	0.00	0.19	0.00	0.00	2.17	0.00	0.99	0.32	0.66	0.00	0.66	0.66
GCFC	Grand Central Financial Corp.	6.67	3.44	3.24	0.05	0.11	0.23	0.00	0.00	2.59	0.00	0.84	0.30	0.55	0.00	0.55	0.54
HFFB	Harrodsburg First Fin Bancorp	6.35	3.58	2.77	0.15	0.00	0.30	0.00	0.00	2.37	0.00	0.55	0.33	0.41	0.00	0.41	0.41
HMLK	Hemlock Federal Financial Corp	5.83	3.24	2.59	0.00	0.24	0.46	0.04	(0.00)	2.16	0.00	1.07	0.37	0.70	0.00	0.70	0.58
HCFC	Home City Financial Corp.	7.08	4.51	2.57	0.26	0.38	0.45	0.03	0.00	2.73	0.00	0.42	0.06	0.37	0.00	0.37	0.12
MCPH	Midland Capital Holdings Corp.	5.64	2.61	3.03	0.01	0.03	0.77	0.00	0.00	2.89	0.00	0.89	0.30	0.59	0.00	0.59	0.59
NBSI	North Bancshares Inc.	6.31	3.57	2.74	0.04	0.05	0.26	0.00	0.00	2.36	0.00	0.62	0.24	0.38	0.00	0.38	0.37
PFED	Park Bancorp Inc.	6.32	3.63	2.69	0.02	0.14	0.21	0.00	(0.06)	1.86	0.00	1.16	0.39	0.77	0.00	0.77	0.68
	Average	6.33	3.49	2.83	0.08	0.14	0.41	0.01	(0.00)	2.48	0.00	0.87	0.29	0.60	0.00	0.60	0.53
	Median	6.42	3.58	2.75	0.05	0.08	0.31	0.00	0.00	2.42	0.00	0.88	0.31	0.63	0.00	0.63	0.59
	High	7.08	4.51	3.91	0.26	0.38	0.89	0.04	0.09	3.18	0.00	1.30	0.46	0.84	0.00	0.84	0.68
	Low	5.64	2.61	2.57	0.00	0.00	0.19	0.00	(0.06)	1.86	0.00	0.42	0.06	0.37	0.00	0.37	0.12
ALL THRIFTS (272)																	
	Average	6.18	3.07	3.11	0.22	0.47	0.91	0.06	(0.01)	2.08	0.03	1.82	0.66	1.15	(0.04)	1.11	1.08
MIDWEST THRIFTS (107)																	
	Average	6.46	3.68	2.78	0.23	0.58	1.07	0.04	(0.00)	2.30	(0.00)	1.40	0.47	0.93	0.02	0.95	0.85
MISSOURI THRIFTS (8)																	
	Average	7.02	3.64	3.38	0.15	0.75	0.90	0.02	0.01	2.38	0.01	1.94	0.72	1.22	0.00	1.22	1.10

KELLER & COMPANY
Dublin, Ohio
614-766-1426

YIELDS, COSTS AND EARNINGS RATIOS

TRAILING FOUR QUARTERS

		Yield on Int. Earning Assets (%)	Cost of Int. Bearing Liabilities (%)	Net Interest Spread (%)	Net Interest Margin * (%)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)
SUBJECT									
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	**6.50**	**3.73**	**2.76**	**2.88**	**0.12**	**0.07**	**1.55**	**0.83**
AMFC	AMB Financial Corp.	7.10	4.24	2.86	2.94	0.68	0.68	8.33	8.33
ESDF	East Side Financial Inc.	7.12	3.46	3.66	4.00	0.84	0.64	5.58	4.23
FFFB	First Federal Finl Bncp Inc.	7.03	4.33	2.70	3.15	0.66	0.66	5.25	5.25
GCFC	Grand Central Financial Corp.	6.82	4.11	2.71	3.31	0.55	0.54	3.73	3.65
HFFB	Harrodsburg First Fin Bancorp	6.58	4.42	2.16	2.87	0.41	0.41	2.51	2.51
HMLK	Hemlock Federal Financial Corp	6.08	3.55	2.53	2.70	0.70	0.58	9.98	8.29
HCFC	Home City Financial Corp.	7.50	4.95	2.55	2.72	0.37	0.12	4.53	1.47
MCPH	Midland Capital Holdings Corp.	5.94	2.84	3.10	3.19	0.59	0.59	8.69	8.69
NBSI	North Bancshares Inc.	6.47	4.19	2.28	2.81	0.38	0.37	3.99	3.89
PFED	Park Bancorp Inc.	6.55	4.26	2.29	2.79	0.77	0.68	6.90	6.10
	Average	6.72	4.04	2.68	3.05	0.60	0.53	5.95	5.24
	Median	6.70	4.22	2.63	2.91	0.63	0.59	5.42	4.74
	High	7.50	4.95	3.66	4.00	0.84	0.68	9.98	8.69
	Low	5.94	2.84	2.16	2.70	0.37	0.12	2.51	1.47
ALL THRIFTS (272)									
	Average	6.69	3.43	3.26	3.37	1.11	1.08	15.11	14.70
MIDWEST THRIFTS (107)									
	Average	6.94	4.10	2.84	2.99	0.95	0.85	11.14	10.06
MISSOURI THRIFTS (8)									
	Average	7.31	4.20	3.11	3.52	1.22	1.10	11.50	10.38

* Based on average interest-earning assets.

EXHIBIT 48

KELLER & COMPANY
Dublin, Ohio
614-766-1426

DIVIDENDS, RESERVES AND SUPPLEMENTAL DATA

		DIVIDENDS				RESERVES AND SUPPLEMENTAL DATA - MOST RECENT PERIOD						
		12 Month Preferred Dividends ($000)	12 Month Common Div./ Share ($)	Current Dividend Yield (%)	12 Month Dividend Payout Ratio (%)	Reserves/ Gross Loans (%)	Reserves/ Non-Perf. Assets (%)	Net Chargeoffs/ Average Loans (%)	Provisions/ Net Chargeoffs (%)	1 Year Repricing Gap (%)	Effective Tax Rate (%)	Total Assets/ Employee ($000)
SUBJECT												
	CLAY COUNTY SAVINGS AND LOAN ASSOCIATION	-	-	-	-	**0.36**	**201.04**	**0.01**	**41.25**	**NA**	**33.80**	**2,225**
COMPARABLE GROUP												
AMFC	AMB Financial Corp.	0	0.24	1.98	20.34	0.60	39.03	0.32	99.18	NA	21.21	NA
ESDF	East Side Financial Inc.	0	0.40	0.98	16.88	0.39	49.81	0.00	NM	14.77	35.67	3,859
FFFB	First Federal Finl Bncp Inc.	0	0.28	1.91	26.17	0.55	68.72	0.07	182.86	NA	32.75	3,445
GCFC	Grand Central Financial Corp.	0	0.35	3.46	83.33	0.56	NA	0.05	172.22	NA	35.00	NA
HFFB	Harrodsburg First Fin Bancorp	0	0.60	5.00	130.43	0.56	69.37	NA	NA	NA	59.90	6,494
HMLK	Hemlock Federal Financial Corp	0	0.58	2.14	26.85	0.66	NA	0.00	NM	NA	34.21	NA
HCFC	Home City Financial Corp.	0	0.44	4.13	65.67	0.37	NA	0.39	80.57	NA	13.14	NA
MCPH	Midland Capital Holdings Corp.	0	0.46	2.78	19.49	0.41	213.41	0.03	62.50	NA	34.04	NA
NBSI	North Bancshares Inc.	0	0.44	3.28	95.65	0.34	NM	0.00	NM	NA	38.00	4,094
PFED	Park Bancorp Inc.	0	0.48	2.19	29.27	0.37	108.27	0.00	NM	NA	33.55	NA
	Average	0	0.43	2.79	51.41	0.48	91.44	0.10	119.47	NA	33.75	4,473
	Median	0	0.44	2.49	28.06	0.48	69.05	0.03	99.18	NA	34.13	3,977
	High	0	0.60	5.00	130.43	0.66	213.41	0.39	182.86	NA	59.90	6,494
	Low	0	0.24	0.98	16.88	0.34	39.03	0.00	62.50	NA	13.14	3,445
ALL THRIFTS (272)												
	Average	404.47	0.37	2.09	36.97	1.00	161.47	0.22	199.50	-0.38	32.57	4,622
MIDWEST THRIFTS (107)												
	Average	14.46	0.40	2.47	45.59	0.85	110.41	0.21	201.05	-1.98	32.37	4,145
MISSOURI THRIFTS (8)												
	Average	0.00	0.39	2.27	34.94	0.98	98.26	0.57	143.00	NA	35.00	2,972

EXHIBIT 49

KELLER & COMPANY
Dublin, Ohio
614-766-1426

VALUATION ANALYSIS AND CONCLUSIONS

Clay County Savings & Loan Association
Stock Prices as of August 23, 2002

Valuation assumptions:	Symbol		Value	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Post conv. price to earnings	P/E		NM	16.82	13.54	16.05	13.43
Post conv. price to book value	P/B		59.23%	88.12%	80.55%	120.92%	109.11%
Post conv. price to assets	P/A		8.74%	9.52%	9.97%	11.80%	10.84%
Post conv. price to core earnings	P/E		120.43	21.22	16.29	16.31	13.56
Pre conversion earnings ($)	Y	$	100,000	For the twelve months ended June 30, 2002			
Pre conversion book value ($)	B	$	6,526,000	At June 30, 2002			
Pre conversion assets ($)	A	$	77,872,000	At June 30, 2002			
Pre conversion core earnings ($)		$	54,000	For the twelve months ended June 30, 2002			
Conversion expense ($)	X	$	525,181				
Proceeds not reinvested ($)	Z	$	592,000	ESOP shares.			
ESOP borrowings ($)	E	$	592,000				
ESOP cost of borrowings, net (%)	S		0.00%				
ESOP term of borrowings (yrs.)	T		15				
RRP amount ($)	M	$	296,000				
RRP expense ($)	N	$	59,200				
Tax rate (%)	TAX		34.00%				
Investment rate of return, net (%)	R		1.16%				
Investment rate of return, pretax (%)			1.75%				

Formulae to indicate value after conversion:

1. P/E method: Value = $\frac{P/E(Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ = Not Meaningful

2. P/B method: Value = $\frac{P/B(B-X-E-M)}{1-P/B}$ = $ 7,427,300

3. P/A method: Value = $\frac{P/A(A-X)}{1-P/A}$ = $ 7,408,353

VALUATION CORRELATION AND CONCLUSIONS:

	Number of Shares	Price Per Share	TOTAL VALUE
Value - midrange	**740,000**	**$10.00**	**$ 7,400,000**
Minimum - 85% of midrange	629,000	$10.00	$ 6,290,000
Maximum - 115% of midrange	851,000	$10.00	$ 8,510,000
Superrange - 115% of maximum	978,650	$10.00	$ 9,786,500

EXHIBIT 50

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

Stock Prices as of August 23, 2002

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Book Value/ Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
CLAY COUNTY SAVINGS & LOAN ASSN.															
Appraised value - midpoint	**7.40**	**10.00**	**0.15**	**16.91**	**NM**	**59.23**	**8.74**	**59.52**	**120.43**	**0.00**	**0.00**	**0.00**	**14.76**	**0.07**	**0.49**
Minimum of range	6.29	10.00	0.17	18.37	NM	54.43	7.52	54.80	105.44	0.00	0.00	0.00	13.81	0.07	0.52
Maximum of range	8.51	10.00	0.13	15.83	NM	63.18	9.91	63.55	134.57	0.00	0.00	0.00	15.69	0.07	0.47
Superrange maximum	9.79	10.00	0.11	14.89	NM	67.17	11.24	67.54	149.88	0.00	0.00	0.00	16.73	0.07	0.45
ALL THRIFTS (278)															
Average	378.33	18.56	1.29	15.97	16.05	120.92	11.80	130.64	16.31	0.37	2.09	37.13	7.84	1.08	14.70
Median	39.52	17.00	1.21	16.16	13.43	109.11	10.84	111.47	13.56	0.38	2.18	27.74	9.47	0.81	8.50
MISSOURI THRIFTS (8)															
Average	45.18	17.08	1.03	16.22	17.04	111.42	11.97	114.30	17.95	0.39	2.27	34.94	10.50	1.10	10.38
Median	20.82	17.01	1.06	15.61	13.70	91.51	10.22	98.54	13.50	0.32	2.15	26.32	10.79	0.78	6.73
COMPARABLE GROUP (10)															
Average	14.58	17.52	1.28	20.61	16.82	88.12	9.52	89.46	21.22	0.43	2.79	51.41	11.01	0.53	5.24
Median	12.95	14.03	1.13	19.12	13.54	80.55	9.97	80.55	16.29	0.44	2.49	28.06	10.60	0.59	4.74
COMPARABLE GROUP															
AMFC AMB Financial Corp.	10.37	12.10	1.18	14.13	10.25	85.63	7.04	85.63	10.25	0.24	1.98	20.34	8.22	0.68	8.33
ESDF East Side Financial Inc.	8.93	30.50	2.37	43.68	12.87	69.83	10.51	69.83	16.94	0.40	0.98	16.88	15.06	0.64	4.23
FFFB First Federal Finl Bncp Inc.	6.77	14.65	1.07	20.36	13.69	71.95	9.42	71.95	13.69	0.28	1.91	26.17	13.09	0.66	5.25
GCFC Grand Central Financial Corp.	17.51	10.40	0.42	10.53	24.76	98.77	15.10	98.77	24.76	0.35	3.46	83.33	15.29	0.54	3.65
HFFB Harrodsburg First Fin Bancorp	16.08	11.99	0.46	17.87	26.07	67.10	11.25	68.20	26.07	0.60	5.00	130.43	15.58	0.41	2.51
HMLK Hemlock Federal Financial Corp	27.25	28.00	2.16	21.22	12.96	131.95	9.09	141.92	15.64	0.59	2.14	26.85	6.89	0.58	8.29
HCFC Home City Financial Corp.	8.36	10.66	0.67	14.75	15.91	72.27	5.72	74.60	50.76	0.44	4.13	65.67	7.91	0.12	1.47
MCPH Midland Capital Holdings Corp.	7.84	21.55	2.36	28.56	9.13	75.46	5.21	75.46	9.13	0.51	2.78	19.49	6.90	0.59	8.69
NBSI North Bancshares Inc.	15.53	13.41	0.46	11.83	29.15	113.36	10.84	113.36	29.80	0.44	3.28	95.65	9.56	0.37	3.89
PFED Park Bancorp Inc.	27.13	21.95	1.64	23.14	13.38	94.86	11.05	94.86	15.14	0.48	2.19	29.27	11.64	0.68	6.10

EXHIBIT 51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Clay County Savings & Loan Association
At the MINIMUM of the Range

1. Gross Conversion Proceeds

Minimum market value	$	6,290,000
Less: Estimated conversion expenses		504,757
Net conversion proceeds	$	5,785,243

2. Generation of Additional Income

Net conversion proceeds	$	5,785,243
Less: Proceeds not invested (1)		503,200
Total conversion proceeds invested	$	5,282,043
Investment rate		1.16%
Earnings increase - return on proceeds invested	$	61,008
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		22,141
Less: RRP expense, net of taxes		33,211
Net earnings increase	$	5,656

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/02	$	100,000	54,000
Net earnings increase		5,656	5,656
After conversion	$	105,656	59,656

4. Comparative Net Worth (2)

Before conversion - 06/30/02	$	6,526,000
Conversion proceeds		5,030,443
After conversion	$	11,556,443

5. Comparative Net Assets

Before conversion - 06/30/02	$	77,872,000
Conversion proceeds		5,785,243
After conversion	$	83,657,243

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 52

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Clay County Savings & Loan Association
At the MIDPOINT of the Range

1. Gross Conversion Proceeds

Midpoint market value	$	7,400,000
Less: Estimated conversion expenses		525,181
Net conversion proceeds	$	6,874,819

2. Generation of Additional Income

Net conversion proceeds	$	6,874,819
Less: Proceeds not invested (1)		592,000
Total conversion proceeds invested	$	6,282,819
Investment rate of return		1.16%
Earnings increase - return on proceeds invested	$	72,567
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		26,048
Less: RRP expense, net of taxes		39,072
Net earnings increase	$	7,447

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/02	$	100,000	54,000
Net earnings increase		7,447	7,447
After conversion	$	107,447	61,447

4. Comparative Net Worth (2)

Before conversion - 06/30/02	$	6,526,000
Conversion proceeds		5,986,819
After conversion	$	12,512,819

5. Comparative Net Assets

Before conversion - 06/30/02	$	77,872,000
Conversion proceeds		6,874,819
After conversion	$	84,746,819

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 53

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Clay County Savings & Loan Association
At the MAXIMUM of the Range

1. Gross Conversion Proceeds

Maximum market value	$	8,510,000
Less: Estimated conversion expenses		545,621
Net conversion proceeds	$	7,964,379

2. Generation of Additional Income

Net conversion proceeds	$	7,964,379
Less: Proceeds not invested (1)		680,800
Total conversion proceeds invested	$	7,283,579
Investment rate		1.16%
Earnings increase - return on proceeds invested	$	84,125
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		29,955
Less: RRP expense, net of taxes		44,933
Net earnings increase	$	9,237

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/02	$	100,000	54,000
Net earnings increase		9,237	9,237
After conversion	$	109,237	63,237

4. Comparative Net Worth (2)

Before conversion - 06/30/02	$	6,526,000
Conversion proceeds		6,943,179
After conversion	$	13,469,179

5. Comparative Net Assets

Before conversion - 06/30/02	$	77,872,000
Conversion proceeds		7,964,379
After conversion	$	85,836,379

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 54

KELLER & COMPANY
Dublin, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
Clay County Savings & Loan Association
At the MAXIMUM, AS ADJUSTED

1. Gross Conversion Proceeds

Superrange market value	$	9,786,500
Less: Estimated conversion expenses		569,096
Net conversion proceeds	$	9,217,404

2. Generation of Additional Income

Net conversion proceeds	$	9,217,404
Less: Proceeds not invested (1)		782,920
Total conversion proceeds invested	$	8,434,484
Investment rate		1.16%
Earnings increase - return on proceeds invested	$	97,418
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		34,448
Less: RRP expense, net of taxes		51,673
Net earnings increase	$	11,297

3. Comparative Earnings

		Regular	Core
Before conversion - 12 months ended 06/30/02	$	100,000	54,000
Net earnings increase		11,297	11,297
After conversion	$	111,297	65,297

4. Comparative Net Worth (2)

Before conversion - 06/30/02	$	6,526,000
Conversion proceeds		8,043,024
After conversion	$	14,569,024

5. Comparative Net Assets

Before conversion - 06/30/02	$	77,872,000
Conversion proceeds		9,217,404
After conversion	$	87,089,404

(1) Represents ESOP borrowings.
(2) ESOP borrowings and RRP are omitted from net worth.

EXHIBIT 55

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	Clay County SLA		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	59.23 %	*	(32.79)%	(26.47)%
Price/assets	8.74 %		(8.21)%	(12.28)%
Price/tangible book value	59.52 %		(33.47)%	(26.11)%
Price/core earnings	120.43 x		467.58%	639.29%
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	54.43 %	*	(38.23)%	(32.42)%
Price/assets	7.52 %		(21.05)%	(24.55)%
Price/tangible book value	54.80 %		(38.74)%	(31.96)%
Price/core earnings	105.44 x		396.93%	547.26%
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	63.18 %	*	(28.30)%	(21.56)%
Price/assets	9.91 %		4.11%	(0.51)%
Price/tangible book value	63.55 %		(28.96)%	(21.09)%
Price/core earnings	134.57 x		534.24%	726.10%
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	67.17 %	*	(23.77)%	(16.60)%
Price/assets	11.24 %		18.00%	12.77%
Price/tangible book value	67.54 %		(24.50)%	(16.15)%
Price/core earnings	149.88 x		606.36%	820.05%

* Represents pricing ratio associated with primary valuation method.

ALPHABETICAL

EXHIBITS

EXHIBIT A

KELLER & COMPANY, INC.
FINANCIAL INSTITUTION CONSULTANTS
555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017
(614) 766-1426
(614) 766-1459 FAX

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a full service consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. The firm consults primarily in the areas of regulatory and compliance matters, financial analysis and strategic planning, stock valuations and appraisals, mergers and acquisitions, mutual to stock conversions, conversion/mergers and branching. Since its inception in 1985, KELLER & COMPANY has provided a wide range of consulting services to over 150 financial institutions including thrifts, banks, mortgage companies and holding companies located in twenty-three states, extending from Oregon to Massachusetts. KELLER & COMPANY is an affiliate member of numerous trade organizations including American Bankers Association and America's Community Bankers.

Each of the firm's senior consultants has over twenty-two years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of KELLER & COMPANY to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, KELLER & COMPANY has become one of the leading consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over twenty-four years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from Wooster College with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

JOHN A. SHAFFER has over twenty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer's primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

JAMES E. CAMPBELL has over twenty-five years experience in the banking and thrift industry. He served in upper management and was involved in asset and liability management, lending policy, retail management, public policy and Community Reinvestment Act policy.

From 1969 to 1991, Mr. Campbell was employed by National City Bank of Columbus, Ohio. He was appointed Executive Vice President of the Retail Banking Group in 1984. He had management responsibility for 135 banking officers with over 1,500 associates in Central and Southern Ohio. He also managed the consumer and real estate functions of the Bank.

Mr. Campbell became Chairman, President and Chief Executive Officer of Jefferson Savings Bank, West Jefferson, Ohio in 1993 and remained with them until the bank was sold in 1997.

Mr. Campbell graduated from Stonier School of Bank, Rutgers University in 1979.

EXHIBIT B

RB 20
CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i) commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii) violation of securities or commodities laws or regulations;

(iii) violation of depository institution laws or regulations;

(iv) violation of housing authority laws or regulations;

(v) violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi) adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

September 11, 2002
Date

Michael R. Keller

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, Michael R. Keller, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Clay County Savings and Loan Association, in the amount of $20,000 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

[signature]

MICHAEL R. KELLER

Sworn to before me and subscribed in my presence this 11th day of September, 2002.

[signature]

NOTARY PUBLIC


NOTARIAL SEAL
STATE OF OHIO

JANET M. MOHR
Notary Public, State of Ohio
My Commission Expires
11/4/02